   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 1998

                                                      REGISTRATION NO. 333-49115
                                                                       811-08725
                            ------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459
                            ------------------------

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [ ]


                            PRE-EFFECTIVE AMENDMENT NO. 1                    [X]
                            POST-EFFECTIVE AMENDMENT NO.                     [ ]


                                         AND
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      [ ]


                                   AMENDMENT NO. 1                           [X]


            BANKERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT 1
                           (EXACT NAME OF REGISTRANT)


                   BANKERS LIFE INSURANCE COMPANY OF NEW YORK
                              (NAME OF DEPOSITOR)

             65 FROEHLICH FARM BOULEVARD, WOODBURY, NEW YORK 11797
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE:
                                 (516)364-5900


NAME AND ADDRESS OF AGENT FOR SERVICE:                                 COPY TO:
          JANIS B. FUNK, ESQ.                                    STEPHEN E. ROTH, ESQ.
                COUNSEL                                     SUTHERLAND ASBILL & BRENNAN LLP
  INDIANAPOLIS LIFE INSURANCE COMPANY                       1275 PENNSYLVANIA AVENUE, N.W.
      2960 NORTH MERIDIAN STREET                              WASHINGTON, D.C. 20004-2415
      INDIANAPOLIS, INDIANA 46208


                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

   As soon as practicable after effectiveness of the Registration Statement.

                     TITLE OF SECURITIES BEING REGISTERED:


Interests in a separate account under flexible premium deferred variable annuity contracts.

                            ------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

                               PROSPECTUS FOR THE
                                VISIONARY CHOICE

         FLEXIBLE PREMIUM INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
                                 ALSO KNOWN AS
     MODIFIED SINGLE PREMIUM INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT

                 Issued by                                   Serviced by
BANKERS LIFE INSURANCE COMPANY OF NEW YORK                  BANKERS LIFE
        65 Froehlich Farm Boulevard                    Annuity Service Center
         Woodbury, New York 11797                          P.O. Box 29105
         Telephone: (516) 364-5900                     Overland Park, KS 66201
                                                           (888) 227-5769


     This prospectus describes the VISIONARY CHOICE variable annuity, an individual deferred variable annuity contract (the "Contract") that we offer. In the Contract, we promise to pay the Annuitant a series of income payments in the form of annuity payments starting on the Annuity Start Date you choose. (You will be the Annuitant unless you state otherwise.) You will not pay taxes on any money earned under this Contract until you begin to receive annuity payments or receive any other payment. VISIONARY CHOICE may be available to you whether or not you participate in a retirement plan that qualifies for deferral of federal income taxes.



     You may put your Premium Payments, as well as any money under your Contract, into any of the 18 subdivisions of the Bankers Life Insurance Company of New York Separate Account I. We call these subdivisions Variable Accounts. You may also put your Premium Payments or any money you earn into the Fixed Account. We guarantee that the money you place in the Fixed Account will earn interest at a rate of at least 3% annually. We will invest the money you place in a Variable Account solely in an investment portfolio of a mutual fund. The value of your investments in the Variable Accounts will vary according to the Portfolios' investment performance. Currently you may choose among 18 Portfolios of 10 Funds:




The Alger American Fund:
MidCap Growth Portfolio and Small Capitalization Portfolio

Fidelity Variable Insurance Products ("VIP") Fund and Fidelity VIP Fund II:
Equity-Income Portfolio, Growth Portfolio, Money Market Portfolio, Asset Manager Portfolio, Contrafund Portfolio, Index 500 Portfolio, Investment Grade Bond Portfolio

OCC Accumulation Trust:
Managed Portfolio and Small Cap Portfolio

Royce Capital Fund:

Royce Micro-Cap Portfolio


SAFECO Resource Series Trust:
SAFECO Equity Portfolio and SAFECO Growth Portfolio

SoGen Variable Funds, Inc.:
SoGen Overseas Variable Portfolio

T. Rowe Price Fixed Income Series, Inc.:
Limited-Term Bond Portfolio

T. Rowe Price International Series, Inc.:
International Stock Portfolio

Van Eck Worldwide Insurance Trust:
Worldwide Hard Assets Portfolio

     The purchase of this Contract involves certain risks. Investment results can vary both up and down and can even decrease the value of Premium Payments. Therefore, you could lose all or part of the money you invest. You bear all investment risks on the money you place in the Variable Accounts.



     THIS PROSPECTUS MUST BE ACCOMPANIED BY A CURRENT PROSPECTUS FOR EACH OF THE FUNDS.



     This prospectus contains important information about the Contract and the Separate Account that you should know before investing. The Statement of Additional Information ("SAI") that has been filed with the Securities and Exchange Commission contains more information. The SAI has the same date as this prospectus and is legally a part of this prospectus. The table of contents for
the SAI is on page   of this prospectus. You may obtain a free copy of the SAI
by writing to us at the address shown above or by calling 1-888-227-5769.


     PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE.


     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



     Unlike bank and credit union accounts, Contract Value invested in the Separate Account is not insured. Contract Value invested in the Separate Account involves certain risks. You may lose your Premium Payments. Separate Account Value is not deposited in or guaranteed by any bank or credit union and is not guaranteed by any government agency.


               The date of this prospectus is            , 1998.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
DEFINITIONS.................................................    2
FEE TABLE...................................................    5
SUMMARY OF THE VISIONARY CHOICE CONTRACT....................   12
ABOUT BANKERS LIFE AND THE SEPARATE ACCOUNT.................   15
THE PORTFOLIOS..............................................   16
THE PAY-IN PERIOD...........................................   20
TRANSFERS BETWEEN INVESTMENT OPTIONS........................   22
FEES AND CHARGES............................................   23
THE PAYOUT PERIOD...........................................   27
WITHDRAWAL OF CONTRACT VALUE................................   29
CONTRACT LOANS..............................................   30
DEATH BENEFITS..............................................   31
THE FIXED ACCOUNT...........................................   33
HOW TO REVIEW INVESTMENT PERFORMANCE OF THE VARIABLE
  ACCOUNTS..................................................   35
VOTING RIGHTS...............................................   36
FEDERAL TAX MATTERS.........................................   37
OTHER INFORMATION...........................................   42
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL
  INFORMATION...............................................   44

                                  DEFINITIONS

ACCUMULATION UNIT -- An accounting measure we use to calculate the value of a Variable Account during the Pay-in Period.


ANNUITANT -- You are the Annuitant, unless you state otherwise in your application. The Annuitant is the person or persons whose life (or lives) determines the dollar amount of the annuity payments that we will pay under the Contract. If the Annuitant dies before the Annuity Start Date, we will pay a death benefit. The maximum number of joint annuitants is two. References to the death of an Annuitant mean the death of the last surviving Annuitant. The Annuitant named in the application may not be changed.



ANNUITY START DATE -- The date when the Annuitant will begin to receive annuity payments. If you do not select a date, the Annuity Start Date is either the Annuitant's age 70 or 10 years after the Date of Issue, whichever is later. Different Annuity Start Dates apply if you own a Qualified Contract or a Non-Qualified Contract.


ANNUITY UNIT -- An accounting measure we use to calculate the value of your annuity payments if you choose to receive annuity payments from the Variable Accounts.


BENEFICIARY -- The person you name to receive the death benefit if you or the Annuitant dies before the Annuity Start Date.


BUSINESS DAY -- Each day on which the New York Stock Exchange is open for business, except for the holidays listed in this prospectus under "Holidays" and except for any day on which the Portfolio in which a Variable Account invests does not value its shares.

THE CODE -- The Internal Revenue Code of 1986, as amended.


CONTRACT ANNIVERSARY -- The same month and day as the Date of Issue in each calendar year while the Contract is in force.



CONTRACT FEE -- During the Pay-in Period, we will deduct this charge from your Contract Value at the end of each Contract quarter and on the date you fully withdraw all value from the Contract. We use the Contract Fee to cover the cost of providing certain administrative services related to the Contracts and the Separate Account.


CONTRACT VALUE -- The total amount you have accumulated under the Contract. It is the sum of the Separate Account Value and the Fixed Account Value.

CONTRACT YEAR -- A twelve-month period that we measure from the anniversary of the Date of Issue. The first Contract Year begins on the Date of Issue.

DATE OF ISSUE -- The date we issue your Contract. It is shown on the specifications page of the Contract and is the date on which the first Contract Year begins.


DEATH BENEFIT -- The Death Benefit will equal the greater of: (a) the Contract Value as of the date we receive due proof of the deceased's death and payment instructions; or (b) the minimum Death Benefit on any Death Benefit Anniversary before the date the death benefit is determined, plus any Premium Payments and minus any withdrawals and charges incurred between such Death Benefit Anniversary. Any partial withdrawal will result in a proportional reduction in the minimum death benefit.


DEATH BENEFIT ANNIVERSARY -- Every third Contract Anniversary beginning on the Date of Issue.


DUE PROOF OF DEATH -- Proof of death that we find satisfactory. Such proof may be: (a) a certified copy of the death record; (b) a certified copy of a court decree reciting a finding of death; (c)any other proof we find satisfactory.



FIXED ACCOUNT -- You may put all or a portion of your Net Premium Payments in, and transfer Contract Value to and from, the Fixed Account. The assets supporting the Fixed Account are held in the Company's General Account. The Fixed Account provides guarantees of principal and interest. Special limits apply to transfers of Contract Value to and from the Fixed Account. (See "Fixed Account.")

FIXED ACCOUNT CURRENT RATE -- The interest rate contained in a schedule of rates we set from time to time. The rate of interest we will credit to the initial Premium Payment, if allocated to the Fixed Account, is shown on the specifications page of the Contract.

FIXED ACCOUNT VALUE -- The value of your Contract in the Fixed Account before the Annuity Start Date.


FUNDS -- Each of (i) The Alger American Fund; (ii) Fidelity VIP Fund; (iii) Fidelity VIP Fund II; (iv) OCC Accumulation Trust; (v) Royce Capital Fund; (vi) SAFECO Resource Series Trust; (vii) SoGen Variable Funds, Inc.; (viii) T. Rowe Price Fixed Income Series, Inc.; (ix) T. Rowe Price International Series, Inc.; and (x) Van Eck Worldwide Insurance Trust. Each Variable Account invests in a separate investment portfolio ("Portfolio") of a Fund. Each Fund is either an open-end management investment company or a unit investment trust.


GENERAL ACCOUNT -- The account that contains all of our assets other than those held in the separate accounts.

NET PREMIUM PAYMENT -- A Premium Payment minus any applicable premium tax.

NON-QUALIFIED CONTRACT -- A Contract that is not a "Qualified Contract."

OWNER ("YOU" OR "YOUR") -- The person(s) who owns the Contract and who is entitled to exercise all rights and privileges provided in the Contract. The term also includes any person designated as a Joint Owner. The maximum number of Joint Owners is two. Joint Owners are not permitted under Qualified Contracts.

PAYEE -- The person or persons entitled to receive annuity payments. You may name a "Successor Payee" to receive any guaranteed annuity payments after the death of the sole surviving Payee.


PAY-IN PERIOD -- The period of time that begins when we issue your Contract, and continues until the date you begin to receive annuity payments on the Annuity Start Date. The Pay-in Period will also end if you fully withdraw your Contract before the Annuity Start Date.



PAYOUT PERIOD -- The period of time during which you will receive in a steady stream of annuity payments the money you earned under your Contract. It begins on the Annuity Start Date.



PAYOUT OPTION -- The arrangement under which we make annuity payments to you. You may choose to have your annuity payments made on a fixed, a variable, or a combination payout basis.


PORTFOLIO -- The separate investment portfolios of the Funds. The Portfolios currently offered through the Contract are listed on the front cover of this prospectus.

PREMIUM PAYMENT YEAR -- The twelve-month period beginning on the date we receive any Premium Payment. It is used to calculate the Withdrawal Charge if you choose the Date of Premium Payment Withdrawal Charge Option.


QUALIFIED CONTRACT -- A Contract issued in connection with retirement plans that qualify for special federal income tax treatment under Sections 401, 403(b), 408, or 408A of the Code.


SEC -- U.S. Securities and Exchange Commission.


SEPARATE ACCOUNT -- Bankers Life Insurance Company of New York Separate Account
I. It is not part of our General Account. The Separate Account is divided into Variable Accounts, each of which invests solely in shares of a Portfolio.


SEPARATE ACCOUNT VALUE -- The value of the Contract in the Separate Account before the Annuity Start Date.

SERVICE CENTER -- The office of USA Administration Services, Inc., an administrator that provides administrative service for the Contracts. The mailing address for the Service Center is P.O. Box 29105, Overland Park, KS 66201.

SURRENDER VALUE -- The Contract Value MINUS (1) any applicable Withdrawal Charges; MINUS (2) any premium taxes not previously deducted; and MINUS (3) the Contract Fee. For a 403(b) Qualified Contract, the outstanding loan amount, if any, is also deducted from Contract Value.

VARIABLE ACCOUNT -- A subdivision of the Separate Account. A Variable Account invests solely in the shares of a designated Portfolio.



"WE," "US," "OUR" -- Bankers Life Insurance Company of New York, a New York stock life insurance company.



WRITTEN REQUEST -- Your signed, written notice or request. We must receive your Written Request (in a form we find satisfactory) at our Service Center.

                                   FEE TABLE

     The following expense information assumes that you have invested your entire Contract Value in the Separate Account.

CONTRACT OWNER TRANSACTION EXPENSES

Maximum Withdrawal Charge (as a percentage of Premium
  Payments withdrawn(1))....................................  7.0%
Transfer Fee(2) (No charge for first 12 transfers in a
  Contract Year; thereafter, $25 fee per transfer)..........  $ 0
Contract Fee ($7.50 per quarter, annualized)(3).............  $30

SEPARATE ACCOUNT ANNUAL EXPENSES
     (as a percentage of Separate Account Value)

Mortality and Expense Risk Charge...........................  1.25%
Administrative Expense Charge...............................  0.15%
     Total Separate Account Annual Expenses.................  1.40%

INVESTMENT PORTFOLIO ANNUAL EXPENSES
     (as a percentage of average daily net assets of a Portfolio after expense cap or reimbursement)


                                                                                         TOTAL ANNUAL
                                                                       OTHER EXPENSES   EXPENSES (AFTER
                                                     MANAGEMENT FEES       (AFTER         WAIVERS AND
                 NAME OF PORTFOLIO                   (AFTER WAIVERS)   REIMBURSEMENT)   REIMBURSEMENT)
                 -----------------                   ---------------   --------------   ---------------
Alger American Fund
  MidCap Growth Portfolio..........................       0.80%             0.04%            0.84%
  Small Capitalization Portfolio...................       0.85%             0.03%            0.88%
Fidelity VIP Fund
  Equity Income Portfolio..........................       0.51%             0.07%            0.58%
  Growth Portfolio.................................       0.61%             0.08%            0.69%
  Money Market Portfolio...........................       0.21%             0.09%            0.30%
Fidelity VIP Fund II
  Asset Manager....................................       0.64%             0.10%            0.74%
  Contrafund Portfolio.............................       0.61%             0.13%            0.74%
  Index 500 Portfolio(4)...........................       0.13%             0.15%            0.28%
  Investment Grade Bond Portfolio..................       0.45%             0.13%            0.58%
OCC Accumulation Trust
  Managed Portfolio(5).............................       0.80%             0.07%            0.87%
  Small Cap Portfolio(5)...........................       0.80%             0.17%            0.97%
Royce Capital Fund
  Royce Micro-Cap Portfolio(6).....................       0.00%             1.35%            1.35%
SAFECO Resource Series Trust
  SAFECO Equity Portfolio..........................       0.73%             0.02%            0.75%
  SAFECO Growth Portfolio..........................       0.74%             0.03%            0.77%
SoGen Variable Funds, Inc.
  SoGen Overseas Portfolio(7)......................       0.00%             2.00%            2.00%
T. Rowe Price Fixed Income Series, Inc.
  Limited-Term Bond Portfolio(8)...................       0.70%             0.00%            0.70%
T. Rowe Price International Series, Inc.
  International Stock Portfolio(8).................       1.05%             0.00%            1.05%
Van Eck Worldwide Insurance Trust
  Worldwide Hard Assets Portfolio..................       1.00%             0.17%            1.17%


     Premium taxes are not shown here, but may be charged by some states. (See "Premium Taxes".)

     This fee table will help you in understand the costs and expenses that you will pay directly or indirectly when you invest in the Contract. The table reflects the actual charges and expenses for the Separate Account and the Portfolios for the year ended December 31, 1997. For a more complete description of these charges and expenses, see "Fees and Charges" in this prospectus and the prospectus for each Portfolio that is attached to this prospectus.



 (1) In any Contract Year after the first Contract Year, you may withdraw a portion of your Contract Value without incurring a Withdrawal Charge. This amount is called the Free Withdrawal Amount. The Free Withdrawal Amount is 10% of Contract Value each year, as determined at the beginning of the Contract Year. (See "Fees and Charges -- Withdrawal Charge.")


     The Contract also gives you a choice between two Withdrawal Charge options. If you choose the DATE OF ISSUE WITHDRAWAL CHARGE OPTION, we will calculate the Withdrawal Charge from the Date of Issue. Under this option, we will deduct the Withdrawal Charge from all withdrawals of Premium Payments that occur during the first nine Contract Years and that are greater than the Free Withdrawal Amount. No Withdrawal Charge is deducted from full or partial withdrawals that occur in Contract Years ten and later. For the first six Contract Years, the Withdrawal Charge is 7% of the amount withdrawn, decreasing to 6% in the seventh Contract Year, and declining by 2% for each subsequent Contract Year until it is zero in Contract Year ten.

     If you choose the DATE OF PREMIUM PAYMENT WITHDRAWAL CHARGE OPTION, we will calculate the Withdrawal Charge from the date you make a Premium Payment. Under this option, we will deduct a Withdrawal Charge from all withdrawals of Premium Payments that we have held for less than seven years and that are greater than the Free Withdrawal Amount. Premium Payments withdrawn during the first year after receipt by us are subject to a 7% Withdrawal Charge, decreasing by 1% annually until it is zero in Premium Payment Year eight. (See "Fees and Charges -- Withdrawal Charge.")

 (2) We will not charge you a transfer fee on the first twelve transfers in a Contract Year. We will charge a $25 fee for each transfer you make after the twelfth during a Contract Year.

 (3) We will not charge a Qualified Contract for the Contract Fee. We also currently will not charge a Non-Qualified Contract for the Contract Fee once the total Premium Payments you have paid equals $100,000.


 (4) Total Annual Expenses for the Fidelity Index 500 Portfolio were reduced from 0.28% to 0.24%, effective December 1, 1997.



 (5) The Other Expenses of the OCC Accumulation Trust Portfolios as of December 31, 1997 are shown gross of certain expense offsets afforded the Portfolios which effectively lowered overall custody expenses. The Total Annual Portfolio Expenses of the Managed and Small Cap Portfolios are limited by OpCap Advisors so that their respective annualized operating expenses (net of any expense offsets) do not exceed 1.00% of their respective average daily net assets. Without such limitations, and without giving effect to any expense offsets, the Management Fees, Other Expenses and Total Annual Portfolio Expenses incurred for the fiscal year ended December 31, 1997 would have been: 0.80%, 0.07% and 0.87%, respectively, for the Managed Portfolio; and 0.80%, 0.17% and 0.97%, respectively, for the Small Cap Portfolio.



 (6) Royce & Associates, Inc., the investment adviser to the Royce Micro-Cap Portfolio, has voluntarily committed to waive its management fees and reimburse Other Expenses through December 31, 1999 to the extent necessary to maintain Total Annual Expenses of the Portfolio at or below 1.35%. Without such waiver and reimbursement, the Management Fee was 1.25% and Total Annual Expenses were 7.32% for fiscal year 1997.



 (7) Other Expenses for the SoGen Overseas Portfolio include a 0.25% charge for 12b-1 fees. The 12b-1 fee is imposed to enable the Portfolio to recover certain sales expenses, including compensation to broker-dealers, the cost of printing prospectuses, advertising costs and shareholder servicing-related expenses for the Portfolio. Over a long period of time, the total amount of 12b-1 fees paid may exceed the amount of sales charges imposed by other portfolios. Under the terms of an investment advisory agreement dated

     August 16, 1996, the SoGen Overseas Portfolio pays its investment adviser a monthly advisory fee at an annual rate of 0.70% of the average daily net assets of the Portfolio. For the period since inception through December 31, 1997, the advisor waived its investment advisory fee in its entirety and reimbursed the Portfolio for all expenses in excess of 2.00% of average daily net assets. Without such waiver and reimbursements, the Management Fee was 0.75%, Other Expenses were 14.40%, and Total Annual Expenses were 15.15%.



(8) The Limited-Term Bond Portfolio pays T. Rowe Price an annual all-inclusive fee of 0.70%, computed daily and paid monthly, based on its average daily net assets. The International Stock Portfolio pays Rowe Price-Fleming International, Inc. ("Price-Fleming") an annual all-inclusive fee of 1.05%, computed daily and paid monthly, based on its average daily net assets. These fees pay for investment management services and other operating costs of the Portfolios.

EXAMPLES

     (NOTE: The examples shown below are entirely hypothetical. They are not representations of past or future performance or expenses. Actual performance and/or expenses may be more or less than shown.)

     Examples 1 and 2 show expenses for Contracts with a DATE OF ISSUE WITHDRAWAL CHARGE OPTION.

     Examples: You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and the changes and expenses listed on the Fee Table above.

             1. If you fully withdraw all Contract Value (or if you elect to annuitize under a period certain option for a period of less than 10 years) at the end of the stated period:


                NAME OF PORTFOLIO                   1 YEAR    3 YEARS
                -----------------                   -------   -------
Alger American Fund
MidCap Growth Portfolio...........................  $ 94.50   $143.44
Small Capitalization Portfolio....................  $ 94.92   $144.61
Fidelity VIP Fund
Equity-Income Portfolio...........................  $ 91.77   $135.79
Growth Portfolio..................................  $ 92.92   $139.03
Money Market Portfolio............................  $ 88.83   $127.50
Fidelity VIP Fund II
Asset Manager Portfolio...........................  $ 93.45   $140.50
Contrafund Portfolio..............................  $ 93.45   $140.50
Index 500 Portfolio...............................  $ 88.62   $126.90
Investment Grade Bond Portfolio...................  $ 91.77   $135.79
OCC Accumulation Trust
Managed Portfolio.................................  $ 94.81   $144.32
Small Cap Portfolio...............................  $ 95.86   $147.25
Royce Capital Fund
Royce Micro-Cap Portfolio.........................  $ 99.85   $158.33
SAFECO Resource Series Trust
SAFECO Equity Portfolio...........................  $ 93.55   $140.80
SAFECO Growth Portfolio...........................  $ 93.76   $141.38
SoGen Variable Funds, Inc.
SoGen Overseas Variable Portfolio.................  $106.67   $177.08
T. Rowe Price Fixed Income Series
Limited-Term Bond Portfolio.......................  $ 93.03   $139.32
T. Rowe Price International Series
International Stock Portfolio.....................  $ 96.70   $149.59
Van Eck Worldwide Insurance Trust
Worldwide Hard Assets Portfolio...................  $ 97.96   $153.10

             2. If you do not fully withdraw all Contract Value (or if you elect to annuitize under a payout plan with a life contingency or under a period certain option with a period certain of at least 10 years) at the end of the stated time:


                 NAME OF PORTFOLIO                   1 YEAR   3 YEARS
                 -----------------                   ------   -------
Alger American Fund
MidCap Growth Portfolio............................  $24.50   $ 75.31
Small Capitalization Portfolio.....................  $24.92   $ 76.57
Fidelity VIP Fund
Equity-Income Portfolio............................  $21.77   $ 67.09
Growth Portfolio...................................  $22.92   $ 70.57
Money Market Portfolio.............................  $18.83   $ 58.18
Fidelity VIP Fund II
Asset Manager Portfolio............................  $23.45   $ 72.15
Contrafund Portfolio...............................  $23.45   $ 72.15
Index 500 Portfolio................................  $18.62   $ 57.55
Investment Grade Bond Portfolio....................  $21.77   $ 67.09
OCC Accumulation Trust
Managed Portfolio..................................  $24.81   $ 76.25
Small Cap Portfolio................................  $25.86   $ 79.40
Royce Capital Fund
Royce Micro-Cap Portfolio..........................  $29.85   $ 91.30
SAFECO Resource Series Trust
SAFECO Equity Portfolio............................  $23.55   $ 72.47
SAFECO Growth Portfolio............................  $23.76   $ 73.10
SoGen Variable Funds, Inc.
SoGen Overseas Variable Portfolio..................  $36.67   $111.43
T. Rowe Price Fixed Income Series
Limited-Term Bond Portfolio........................  $23.03   $ 70.89
T. Rowe Price International Series
International Stock Portfolio......................  $26.70   $ 81.91
Van Eck Worldwide Insurance Trust
Worldwide Hard Assets Portfolio....................  $27.96   $ 85.67

     Examples 3-4 show examples for Contracts with a DATE OF PREMIUM PAYMENT WITHDRAWAL OPTION.

     Examples: You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and the charges and expenses listed on the Fee Table above:


             3. If you fully withdraw all Contract Value (or if you elect to annuitize under a period certain option for a period of less than 10 years) at the end of the stated time period:



                NAME OF PORTFOLIO                   1 YEAR    3 YEARS
                -----------------                   -------   -------
Alger American Fund
MidCap Growth Portfolio...........................  $ 94.50   $123.97
Small Capitalization Portfolio....................  $ 94.92   $125.17
Fidelity VIP Fund
Equity-Income Portfolio...........................  $ 91.77   $116.16
Growth Portfolio..................................  $ 92.92   $119.47
Money Market Portfolio............................  $ 88.83   $107.69
Fidelity VIP Fund II
Asset Manager Portfolio...........................  $ 93.45   $120.97
Contrafund Portfolio..............................  $ 93.45   $120.97
Index 500 Portfolio...............................  $ 88.62   $107.09
Investment Grade Bond Portfolio...................  $ 91.77   $116.16
OCC Accumulation Trust
Managed Portfolio.................................  $ 94.81   $124.87
Small Cap Portfolio...............................  $ 95.86   $127.87
Royce Capital Fund
Royce Micro-Cap Portfolio.........................  $ 99.85   $139.18
SAFECO Resource Series Trust
SAFECO Equity Portfolio...........................  $ 93.55   $121.27
SAFECO Growth Portfolio...........................  $ 93.76   $121.87
SoGen Variable Funds, Inc.
SoGen Overseas Variable Portfolio.................  $106.67   $158.32
T. Rowe Price Fixed Income Series
Limited-Term Bond Portfolio.......................  $ 93.03   $119.77
T. Rowe Price International Series
International Stock Portfolio.....................  $ 96.70   $130.26
Van Eck Worldwide Insurance Trust
Worldwide Hard Assets Portfolio...................  $ 97.96   $133.83

             4. If you do not fully withdraw all Contract Value (or if you elect to annuitize under a payout plan with a life contingency or under a period certain option with a period certain of at least 10 years) at the end of the stated time:


                 NAME OF PORTFOLIO                   1 YEAR   3 YEARS
                 -----------------                   ------   -------
Alger American Fund
MidCap Growth Portfolio............................  $24.50   $ 75.31
Small Capitalization Portfolio.....................  $24.92   $ 76.57
Fidelity VIP Fund
Equity-Income Portfolio............................  $21.77   $ 67.09
Growth Portfolio...................................  $22.92   $ 70.57
Money Market Portfolio.............................  $18.83   $ 58.18
Fidelity VIP Fund II
Asset Manager Portfolio............................  $23.45   $ 72.15
Contrafund Portfolio...............................  $23.45   $ 72.15
Index 500 Portfolio................................  $18.62   $ 57.55
Investment Grade Bond Portfolio....................  $21.77   $ 67.09
OCC Accumulation Trust
Managed Portfolio..................................  $24.81   $ 76.25
Small Cap Portfolio................................  $25.86   $ 79.40
Royce Capital Fund
Royce Micro-Cap Portfolio..........................  $29.85   $ 91.30
SAFECO Resource Series Trust
SAFECO Equity Portfolio............................  $23.55   $ 72.47
SAFECO Growth Portfolio............................  $23.76   $ 73.10
SoGen Variable Funds, Inc.
SoGen Overseas Variable Portfolio..................  $36.67   $111.43
T. Rowe Price Fixed Income Series
Limited-Term Bond Portfolio........................  $23.03   $ 70.89
T. Rowe Price International Series
International Stock Portfolio......................  $26.70   $ 81.91
Van Eck Worldwide Insurance Trust
Worldwide Hard Assets Portfolio....................  $27.96   $ 85.67



     The examples provided above assume that no transfer charges or premium taxes have been assessed. The examples reflect the annualized Contract Fee of $30 assessed on an expected average Contract Value of $30,000. This translates the Contract Fee into a .10% charge for the purposes of the examples based on a $1,000 investment.


     THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RATE OF RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESS THAN THIS ASSUMED RATE.

     Because the Separate Account has not commenced operations as of the date of this prospectus, no Condensed Financial Information is available for the Separate Account.

                    SUMMARY OF THE VISIONARY CHOICE CONTRACT


     Purchasing Your Contract. The VISIONARY CHOICE Contract is an individual deferred variable annuity we issue. You may purchase this Contract with $1,000 or more under most circumstances. We will not issue a Contract if you are older than 85 on the Date of Issue.



     The Contract provides a means for you to invest on a tax-deferred basis. This means that you will not be taxed on earnings or appreciation in your Contract until you withdraw your money. We may sell the Contract in connection with retirement plans, some of which may qualify for special federal tax treatment under the Code. (See "The Pay-In Period -- Issuing Your Contract.")



     Cancellation -- The 10 Day Free-Look Period. You have the right to cancel the Contract for any reason within 10 days after you receive it. You must return the contract to our Service Center along with your Written Request to cancel the Contract. We will refund to you an amount equal to the sum of: (i) the difference between the Premium Payments you paid and the amounts allocated to the Variable Accounts and the Fixed Account; and (ii) the Contract Value as of the postmark date on your request. You bear the investment risk for Premium Payments allocated to the Variable Accounts from the beginning of the Free-Look Period until the date you mail your request. You must properly address your request to the Service Center, attach the correct postage, and have your request postmarked within the 10 day free look period to receive your refund. (See "The Pay-In Period -- Cancellation -- The 10-Day Free-Look Period.")


     Premium Payments. A Premium Payment is the money you pay us to buy the Visionary Choice Contract. The Contract generally gives you the flexibility to make Premium Payments as often as you like, although you may choose to make only a single Premium Payment. After you buy the Contract, you may send us Premium Payments of $1,000 or more at any time during the Pay-in Period, so long as they do not exceed two times the amount of your initial Premium Payment in any year. We generally will not accept total Premium Payments in excess of $250,000. We reserve the right to waive these limitations. (See "Premium Payments.")


     Designating Your Investment Options. When you purchase your Contract, we will ask you to instruct us, in writing, on how to allocate your Premium Payments. You may place your Premium Payments in one or more Variable Accounts and/or the Fixed Account, subject to certain restrictions. (See "The Pay-In Period.")


     Transfers. During the Pay-in Period, you may transfer your Contract Value from the Variable Accounts and the Fixed Account to other Variable Account(s) and the Fixed Account, subject to certain restrictions. (See "Transfers Between Investment Options.")


     Transfers to the Fixed Account must be at least $1,000. During the Pay-in Period, you may transfer up to 25% of the Fixed Account Value (as determined at the beginning of the Contract Year) from the Fixed Account to one or more of the Variable Accounts in any Contract Year. We do not charge a fee for transfers from the Fixed Account to one or more Variable Accounts, nor do we consider such transfers a transfer for purposes of assessing a transfer charge. (See "Transfers Between Investment Options.")


     Once you begin to receive annuity payments, you may make one transfer between the Variable Accounts each Contract Year. (See "The Payout Period.")


     Partial Withdrawals. During the Pay-in Period, you may withdraw part of your Contract Value by sending a Written Request to the Service Center. The amount of your request must be at least $250. If the Contract Value remaining after your partial withdrawal is less than $1,000, we reserve the right to pay you the Surrender Value in a lump sum. Amounts you withdraw may be subject to a Withdrawal Charge, depending the Withdrawal Charge Option you chose at the time of purchase. In any Contract Year after the first Contract Year, you may withdraw a portion of your Contract Value without incurring a Withdrawal Charge, called the Free Withdrawal Amount. (See "Fees and Charges -- Withdrawal Charge.")



     A partial withdrawal will reduce the minimum Death Benefit by the ratio of the amount withdrawn to the Contract Value immediately prior to such withdrawal. (See "Death Benefit.")

     The Federal tax laws may impose income taxes and tax penalties upon, and in some cases prohibit, certain premature withdrawals from the Contract before or after the Annuity Start Date. (See "Federal Tax Matters.")

     Full Withdrawal. During the Pay-in Period, you may cancel the Contract and receive its Surrender Value by sending us a Written Request. (See "Withdrawal of Contract Value.") As with partial withdrawals, Federal tax laws may impose income taxes and tax penalties upon, and in some cases prohibit, certain premature withdrawals from the Contract before or after the Annuity Start Date. (See "Federal Tax Matters.")

     Death Benefit. If the Annuitant dies before the Annuity Start Date, the Beneficiary will receive a Death Benefit. The Death Benefit will be determined as of the date we receive due proof of the deceased's death and payment instructions. The Death Benefit will be the greater of:

        (1) the Contract Value as of the date the Death Benefit is determined;
            or


          (2) the minimum Death Benefit on any Death Benefit Anniversary preceding the date the Death Benefit is determined, adjusted for any Premium Payments received, partial withdrawals taken and charges incurred between such Death Benefit Anniversary and the date the Death Benefit is determined;



LESS any applicable premium taxes not previously deducted.



     The minimum Death Benefit is initially set on the Date of Issue, and equals the Premium Payments. It will be reset on the first Death Benefit Anniversary and equals the greater of: (a) Contract Value on such Death Benefit Anniversary; or (b) the minimum Death Benefit on the previous Death Benefit Anniversary plus any Premium Payments, and minus any partial withdrawal and charges, incurred since the previous Death Benefit Anniversary. Partial withdrawals will result in a proportional reduction in the minimum Death Benefit by the ratio of the amount withdrawn to the Contract Value immediately prior to such withdrawal. Once reset, this value will never decrease unless partial withdrawals are made.


     Age Limitation on Death Benefit Provision: If the Annuitant dies at or after age 75 (or ten years after the Date of Issue, whichever is later) but before the Annuity Start Date, the Death Benefit under either Death Benefit option will equal Contract Value less any applicable premium taxes not yet deducted, as of the date we receive due proof of death and payment instructions. (See "Death Benefits.")

FEES AND CHARGES

     The following charges and deductions are assessed under the Contract:


     Withdrawal Charge. We will deduct a Withdrawal Charge if you withdraw all or part of your Contract Value during certain time periods. The amount of the Withdrawal Charge depends on the Withdrawal Charge Option you choose at the time you purchase the Contract. We do not assess a Withdrawal Charge in the event the Contract terminates due to your death or the Annuitant's death, or if you decide to begin to receive annuity payments under an annuity payout plan with a life contingency or an annuity payout plan with at least 6 years of guaranteed payments.



     You may choose between two Withdrawal Charge Options. If you choose the DATE OF ISSUE WITHDRAWAL CHARGE OPTION, we will calculate the Withdrawal Charge from the Date of Issue. We will deduct the Withdrawal Charge from all withdrawals of Premium Payments that: (1) are greater than the Free Withdrawal Amount, and (2) that occur during the first nine Contract Years. Under this option, we will not deduct a Withdrawal Charge from full or partial withdrawals that occur in Contract Years ten and later. For the first six Contract Years, the Withdrawal Charge is 7% of the amount withdrawn that exceeds the Free Withdrawal Amount, decreasing to 6% in the seventh Contract Year, and declining by 2% for each subsequent Contract Year until it is zero in Contract Year ten.


     If you choose the DATE OF PREMIUM PAYMENT WITHDRAWAL CHARGE OPTION, we will calculate the Withdrawal Charge from the date you make a Premium Payment and deduct a Withdrawal Charge from all withdrawals of Premium Payments that we have held for less than seven years and that are greater than the

Free Withdrawal Amount. Premium Payments in excess of the Free Withdrawal Amount that are withdrawn during the first year after payment are subject to a 7% Withdrawal Charge, decreasing by 1% annually, until it is zero in Premium Payment Year 8.


     Under either option, for purposes of calculating the Withdrawal Charge, we will consider withdrawals to come first from Premium Payments and then from earnings. In addition, we will consider the money that has been held the longest in the Contract to be the first money withdrawn. This is called the "first in, first out" method of accounting or "FIFO." (See "Fees and Charges.")



     In any Contract Year after the first Contract Year, you may withdraw a portion of your Contract Value without incurring a Withdrawal Charge. This amount is called the Free Withdrawal Amount. The Free Withdrawal Amount is 10% of Contract Value each year, as determined at the beginning of the Contract Year. (See "Fees and Charges -- Withdrawal Charge.")


     Contract Fee. At the end of each Contract quarter (and on the date of full withdrawal from the Contract) during the Pay-in Period, we will deduct a quarterly Contract Fee of $7.50 from the Contract Value. Currently we waive the Contract Fee for Qualified Contracts. We also do not charge the Contract Fee if the Contract is a Non-Qualified Contract whose cumulative Premium Payments on the date the Contract Fee is charged are equal to or greater than $100,000. We reserve the right to modify this waiver upon 30 days written notice to you. We do not charge a Contract Fee after annuity payments have begun. (See "Fees and Charges -- Contract Fee.")

     Transfer Fee. During the Pay-in Period, you may make 12 transfers each Contract Year at no charge. We will impose a transfer fee of $25 for the thirteenth and each subsequent transfer you make during a Contract Year before the Annuity Start Date. (See "Fees and Charges -- Transfer Fee.")


     Mortality and Expense Risk Charge. We will deduct a daily mortality and expense risk charge as compensation for our assuming certain mortality and expense risks. We deduct the charge from the assets of the Separate Account at a rate of 0.003404% per day. This is equal to an annual rate of 1.25% (approximately 0.90% for mortality risk and 0.35% for expense risks). We will continue to assess this charge after the Annuity Start Date if you select variable annuity payments. (See "Fees and Charges -- Mortality and Expense Risk Charge.")



     Asset-Based Administrative Charge. We will deduct a daily administrative charge as compensation for certain expenses we incur in administering the Contract. We deduct the charge from the assets of each Variable Account at an annual rate of 0.15%. We will continue to assess this charge after you begin to receive annuity payments if you choose to receive variable annuity payments. (See "Fees and Charges -- Asset-Based Administrative Charge.")



     Premium Taxes. Various states and other governmental entities charge a premium tax on annuity contracts issued by insurance companies. Premium tax rates currently range up to 3.5%, depending on the state. Tax rates are subject to change from time to time by legislative and other governmental action. In addition, other governmental units within a state may levy such taxes. We are responsible for the payment of these taxes and, if necessary, we will make a deduction from your Contract either: (a) from Premium Payments as we receive them, (b) from Contract Value upon partial or full withdrawal, (c) when annuity payments begin, or (d) upon payment of a Death Benefit. (See "Fees and Charges -- Premium Taxes.")



     Investment Advisory Fees and Other Expenses of the Funds. Each Portfolio pays investment management charges to its investment adviser based on a percentage of the Portfolio's average daily net assets. These advisory fees and other Portfolio charges and expenses are fully described in the accompanying prospectuses for the Portfolios. These charges are indirectly passed on to you. In addition, the SoGen Overseas Portfolio deducts a 12b-1 fee from its Portfolio assets at a maximum annual rate of 0.25% of the average daily value of the Portfolio's net assets. The 12b-1 fee may be used to reimburse us for certain administrative and distribution support services we provide to the Overseas Portfolio.

ANNUITY PROVISIONS


     Payout Options. Under the Contract, you may choose to receive regular annuity payments under one of several available payout plans. You may also choose the month and year on which those payments are to begin. (This is the Annuity Start Date.) On the Annuity Start Date, we will use the Contract Value (adjusted as described below) to calculate the amount of your annuity payments under the payment plan you choose, unless you choose to receive the Surrender Value in a lump sum. Adjusted Contract Value is Contract Value, less applicable premium tax not yet deducted, less the quarterly Contract Fee, and, for an installment income annuity payout plan with a payout period of less than 6 years, less any applicable Withdrawal Charge. (See "Payout Period.")


FEDERAL TAX STATUS


     Generally, a distribution (including a full or partial withdrawal or Death Benefit payment) may be taxed. In certain circumstances, a 10% penalty tax may apply. For a further discussion of the federal tax status of variable annuity contracts, see "Federal Tax Status."


                  ABOUT BANKERS LIFE AND THE SEPARATE ACCOUNT

BANKERS LIFE INSURANCE COMPANY OF NEW YORK


     Bankers Life Insurance Company of New York, formerly known as The Gotham Life Insurance Company of New York, is a stock life insurance company incorporated under the laws of the State of New York on April 7, 1958. We changed our name to "Bankers Life Insurance Company of New York" on June 1, 1994. We principally sell life insurance and annuities. Our address is 65 Froehlich Farm Boulevard, Woodbury, New York 11797.



     On July 26, 1995, we became a wholly-owned subsidiary of Indianapolis Life Insurance Company. Indianapolis Life Insurance Company is a mutual life insurance company chartered under Indiana law in 1905 with assets as of December 31, 1997 which exceeded $1.702 billion.



     At the end of 1997, American United Life Insurance Company ("AUL") and Indianapolis Life Insurance Company took preliminary steps toward an affiliation. At that time, AUL invested $8,910,000 in Indianapolis Life Group and on March 30, 1998 AUL invested an additional $18,090,000. As a result of this investment and related transactions, it is intended by both parties that Indianapolis Life Insurance Company will retain ownership of 75% of the stock of Indianapolis Life Group and AUL will own the remaining 25% of the Indianapolis Life Group stock. The Agreement to Affiliate does contain provisions which would allow AUL to invest additional amounts in Indianapolis Life Group, and potentially to own up to 49.9% of the outstanding Indianapolis Life Group stock. As of the date of this prospectus, there is no current intention for additional investments by AUL.


     We are subject to regulation by the Superintendent of Insurance of the State of New York. We submit annual statements on our operations and finances to insurance officials in New York. The forms for the Contract described in this prospectus are filed with and approved by insurance officials in New York.


BANKERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT I


     We established the Separate Account under New York insurance law on September 20, 1995. The Separate Account will receive and invest Net Premium Payments made under the Contracts. In addition, the Separate Account may receive and invest Net Premium Payments for certain other variable annuity contracts we may issue in the future.


     The assets in the Separate Account are our property, but they are held separately from our other assets. Section 4240 of the New York Insurance Law provides that the assets of the Separate Account are not chargeable with the liabilities arising out of any other business that we may conduct (except to the extent that the assets in the Separate Account exceed the reserves and other liabilities of the Separate Account) if and to the extent so provided in the applicable agreements and the Contract so provides. The assets of the Separate Account are available to cover our general liabilities only to the extent that the Separate Account's assets exceed its liabilities arising under the Contracts and any other contracts supported by the Separate Account. We have the right, subject to authorization from the Superintendent of Insurance of the State of New York, to transfer to the general account any assets of the Separate Account which are in excess of reserves and other contract liabilities. All obligations arising under the Contracts are our general corporate obligations. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account shall, in accordance with applicable agreements, be credited to or charged against the Separate Account without regard to other income, gains or losses of any other separate account or of the Company.



     The Separate Account currently is divided into eighteen Variable Accounts that are available for investment, but may, in the future, include additional Variable Accounts. Each Variable Account invests exclusively in shares of a single corresponding investment Portfolio of a Fund. The income, gains and losses, whether or not realized, from the assets allocated to each Variable Account are credited to or charged against that Variable Account without regard to income, gains or losses from any other Variable Account.



     The Separate Account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account or of us by the SEC. The Separate Account is also subject to the laws of the State of New York which regulate the operations of insurance companies domiciled in New York.


                                 THE PORTFOLIOS


     Each Variable Account of the Separate Account invests exclusively in shares of a designated Portfolio of a series-type mutual fund ("Fund"). Shares of each Portfolio are purchased and redeemed at net asset value, without a sales charge. Each Fund currently available under the Contract is registered with the SEC under the the 1940 Act as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the companies or their funds by the SEC.


     The assets of each Portfolio of each Fund are separate from the assets of that Fund's other Portfolios, and each Portfolio has separate investment objectives and policies. As a result, each Portfolio operates as a separate investment Portfolio and the income or losses of one Portfolio has no effect on the investment performance of any other Portfolio.

     Each of the Funds is managed by an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Each investment adviser is responsible for the selection of the investments of the Portfolio. These investments must be consistent with the investment objective, policies and restrictions of that Portfolio.


     In addition, the investment objectives and policies of certain Portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the Portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.


     The investment objective of each Portfolio is summarized below. THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVES. More detailed information, including a description of risks, fees and expenses of each Portfolio, may be found in the prospectuses for the Funds which are attached to this prospectus.

     CERTAIN PORTFOLIOS HAVE SIMILAR INVESTMENT OBJECTIVES AND/OR POLICIES. YOU SHOULD READ THE PROSPECTUSES FOR THE PORTFOLIOS CAREFULLY BEFORE YOU INVEST.

THE ALGER AMERICAN FUND

     The MidCap Growth Portfolio and the Small Capitalization Portfolio of The Alger American Fund ("The Alger Fund") are available for investment under the Contract. The investment objective of each Portfolio is:


          MIDCAP GROWTH PORTFOLIO -- seeks to obtain long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization within the range of companies included in the S&P MidCap 400 Index, updated quarterly. The S&P MidCap 400 Index is designed to track the performance of medium capitalization companies. As of March 31, 1998, the range of market capitalization of these companies was $210 million to $14.3 billion.



          SMALL CAPITALIZATION PORTFOLIO -- seeks to obtain long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization within the range of companies included in the Russell 2000 Growth Index ("Russell Index") or the S&P SmallCap 600 Index, updated quarterly. Both indexes are broad indices of small capitalization stocks. As of March 31, 1998, the range of market capitalization of the companies in the Russell Index was $20 million to $4.25 billion; the range of capitalization of the companies in the S&P SmallCap 600 Index at that date was $31 million to $3.7 billion.


     Fred Alger Management, Inc. ("Alger Management") serves as investment adviser for the MidCap Growth and Small Capitalization Portfolios of The Alger American Fund. Fred Alger & Company, Incorporated, an affiliate of Alger Management, will serve as the Portfolios' broker in effecting substantially all of the portfolio transactions on security exchanges.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND AND FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

     The Equity-Income Portfolio, the Growth Portfolio and the Money Market Portfolio of Fidelity's Variable Insurance Products Fund ("VIP Fund"), as well as the Asset Manager Portfolio, the Contrafund Portfolio, the Index 500 Portfolio and the Investment Grade Bond Portfolio of the Variable Insurance Products Fund II ("VIP Fund II") are available for investment under the Contract. The investment objective of each Portfolio is:

          EQUITY-INCOME PORTFOLIO -- seeks reasonable income by investing primarily in income-producing equity securities.

          GROWTH PORTFOLIO -- seeks to achieve capital appreciation by investing in common stocks and securities convertible into common stock of companies that the adviser believes have above-average growth potential. The Portfolio, however, is not restricted to any one type of security and may pursue capital appreciation through the purchase of bonds and preferred stocks.

          MONEY MARKET PORTFOLIO -- seeks to earn a high level of current income while maintaining a stable $1.00 share price by investing in high-quality, short-term money market securities of different types.

          ASSET MANAGER PORTFOLIO -- seeks to obtain high total return with reduced risk over the long-term by allocating its assets among stocks, bonds, short-term and other instruments of U.S. and foreign issuers.

          CONTRAFUND PORTFOLIO -- seeks capital appreciation by investing in companies that the adviser believes to be undervalued due to an overly pessimistic appraisal by the public.

          INDEX 500 PORTFOLIO -- seeks to match the total return of the S&P 500 while keeping expenses low. The adviser normally invests at least 80% (65% if Portfolio assets are below $20 million) of the Portfolio's assets in equity securities of companies that compose the S&P 500.

          INVESTMENT GRADE BOND PORTFOLIO -- seeks high current income by investing in fixed-income obligations of all types.

     The Portfolios of the VIP Fund and the VIP Fund II are managed by Fidelity Management & Research Company ("FMR"). On behalf of the Money Market Portfolio, FMR has entered in a subadvisory agreement with FMR Texas, Inc., pursuant to which FMR Texas, Inc. has primary responsibility for providing investment management services to the Portfolio. On behalf of the Asset Manager Portfolio and the Contrafund Portfolio, FMR has entered into subadvisory agreements with Fidelity Investment Management and Research (U.K.) Inc. ("FMR (U.K.)") and Fidelity Management and Research (Far East) Inc. ("FMR Far East"), pursuant to which those entities provide research and investment recommendations with respect to companies based outside the United States. FMR (U.K.) focuses primarily on companies based in Europe, while FMR Far East focuses primarily on companies based in Asia and the Pacific Basin.

OCC ACCUMULATION TRUST


     The Managed Portfolio and the Small Cap Portfolio of the OCC Accumulation Trust ("OCC Trust") are available for investment under the Contract. The investment objective of each Portfolio is:


          MANAGED PORTFOLIO -- seeks growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on management's assessments of relative investment values.

          SMALL CAP PORTFOLIO -- seeks capital appreciation through investment in a diversified portfolio of equity securities of companies with market capitalizations of under $1 billion.

     The OCC Trust receives investment advice with respect to each of its Portfolios from OpCap Advisors, a subsidiary of Oppenheimer Capital which is a subsidiary of Oppenheimer Financial Corp.

ROYCE CAPITAL FUND

     The Royce Micro-Cap Portfolio of the Royce Capital Fund is available for investment under the Contract and has the following investment objective:

          ROYCE MICRO-CAP PORTFOLIO -- seeks long-term capital appreciation, primarily through investments in common stocks and convertible securities of small and micro-cap companies. Production of income is incidental to this objective.


     Royce & Associates, Inc. serves as the investment adviser to the Portfolio.


SAFECO RESOURCE SERIES TRUST

     The SAFECO Equity Portfolio and the SAFECO Growth Portfolio of the SAFECO Resource Series Trust are available for investment under the Contract. The investment objective of each Portfolios is:

          SAFECO EQUITY PORTFOLIO -- seeks long-term growth of capital and reasonable current income. The Equity Portfolio ordinarily invests principally in common stocks or securities convertible into common stocks.

          SAFECO GROWTH PORTFOLIO -- seeks growth of capital and the increased income that ordinarily follows from such growth. The Growth Portfolio ordinarily invests a preponderance of its assets in common stock selected for potential appreciation.

     Each Portfolio is managed by SAFECO Asset Management Company.

SOGEN VARIABLE FUNDS, INC.

     The SoGen Overseas Variable Portfolio of the SoGen Variable Funds, Inc. is available for investment under the Contract and has the following investment objective:

          SOGEN OVERSEAS VARIABLE PORTFOLIO -- seeks long-term growth of capital by investing primarily in securities of small and medium size non-U.S. companies. It particularly seeks companies that have growth potential, financial strength and stability, strong management and fundamental value. The

     Portfolio may invest in securities traded in mature markets (for example, Japan, Canada and the United Kingdom) and in emerging markets (Mexico and Indonesia, for example). The Portfolio may invest up to 20% of its total assets in debt securities, that may include lower-rated securities, commonly referred to as "junk bonds," and securities that are not rated. The greater risks involved in foreign investing and investing in junk bonds should be understood and carefully considered. See the Portfolio's prospectus for a description of these risks.


     Societe Generale Asset Management Corp., which is indirectly owned by Societe Generale, one of France's largest banks, serves as the Portfolio's investment adviser.

T. ROWE PRICE FIXED INCOME SERIES, INC.

     The Limited-Term Bond Portfolio of the T. Rowe Price Fixed Income Series, Inc. is available for investment under the Contract and has the following investment objective:


          LIMITED-TERM BOND PORTFOLIO -- seeks a high level of income consistent with moderate fluctuation in principal value. The Portfolio will invest at least 65% of total assets in short- and intermediate-term investment-grade debt securities.


     T. Rowe Price Associates, Inc. is responsible for the selection and management of the portfolio investments of T. Rowe Price Limited-Term Bond Portfolio and receives a single, all-inclusive fee based on the Portfolio's average daily net assets to cover investment management and operating expenses.

T. ROWE PRICE INTERNATIONAL SERIES, INC.

     The International Stock Portfolio of the T. Rowe Price International Series, Inc. is available for investment under the Contract and has the following investment objective:

          INTERNATIONAL STOCK PORTFOLIO -- seeks long-term growth of capital through investments primarily in common stocks of established non-U.S. companies.

     Rowe Price-Fleming International, Inc. ("Price-Fleming") is responsible for the selection and management of the Portfolio's investments. Incorporated in 1979 as a joint venture between T. Rowe Price Associates, Inc. ("T. Rowe Price") and Robert Fleming Holdings Limited ("Fleming"), Price-Fleming receives a single, all-inclusive fee based on the Portfolio's average daily net assets to cover investment management and operating expenses.

VAN ECK WORLDWIDE INSURANCE TRUST

     The Worldwide Hard Assets Portfolio of the Van Eck Worldwide Insurance Trust (the "Van Eck Trust") is available for investment under the Contract. Its investment objective is:

          WORLDWIDE HARD ASSETS PORTFOLIO -- seeks long-term capital appreciation by investing globally, primarily in "Hard Asset Securities" of companies that are directly or indirectly engaged to a significant extent in the exploration, development, production or distribution of one or more of the following: (i) precious metals, (ii) ferrous and non-ferrous metals,
     (iii) energy, (iv) forest products, (v) real estate, and (vi) other basic non-agricultural commodities.

     Van Eck Associates Corporation serves as investment adviser and manager to the Van Eck Worldwide Hard Assets Portfolio pursuant to an Advisory Agreement with the Van Eck Trust.

     An investment in a Portfolio, including the Money Market Portfolio, is not insured or guaranteed by the U.S. Government and there can be no assurance that the Money Market Portfolio will be able to maintain a stable net asset value per share.


     We entered into agreements with the investment adviser of several of the Funds pursuant to which each such investment adviser will pay us a servicing fee based upon an annual percentage of the average aggregate net assets we have invested on behalf of the Separate Account. These agreements reflect administrative services we provided to the Funds. Payments of such amounts on behalf of the Funds will not increase the fees paid by the Funds or their shareholders.


AVAILABILITY OF THE FUNDS

     We cannot guarantee that each Portfolio will always be available for investment through the Contracts, but in the unlikely event that a Portfolio is not available, we will do everything reasonably practicable to secure the availability of a comparable portfolio. The Separate Account purchases shares of each Portfolio in accordance with a participation agreement we have entered into with each Fund. If a participation agreement terminates, the Separate Account may not be able to purchase additional shares of the Portfolios of that Fund. In such case, you will no longer be able to allocate Premium Payments or transfer Contract Value to the Variable Account investing in that Portfolio.

     We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of a Portfolio that are held in the Separate Account. If the shares of a Portfolio are no longer available for investment or if, in our judgment, further investment in any Portfolio should become inappropriate, we may redeem the shares of that Portfolio and substitute shares of another portfolio. We will not substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

     We also reserve the right in our sole discretion to establish additional Variable Accounts, or eliminate or combine one or more Variable Accounts, if marketing needs, tax considerations or investment conditions warrant. We will determine if new or substituted Variable Accounts will be available to existing Contract Owners. Subject to obtaining any approvals or consents required by law, the assets of one or more Variable Accounts may also be transferred to any other Variable Account if, in our sole discretion, marketing, tax, or investment conditions warrant. Additional information regarding termination of participation agreements, substitutions of investments and resolving conflicts among Funds may be found in the Statement of Additional Information.

                               THE PAY-IN PERIOD


     The Pay-in Period begins when your first Premium Payment is made and continues until you begin to receive annuity payments during the Payout Period. The Pay-in Period will also end if you fully withdraw all of your Contract Value before the Payout Period.


PURCHASING A CONTRACT

     You may purchase a Contract with a Premium Payment of $1,000 or more. The maximum first Premium Payment is $250,000. To purchase a Contract, you must make an application to us either through one of our licensed representatives who is also a registered representative of IL Securities, Inc., or a broker-dealer having a selling agreement with IL Securities, Inc. Contracts may be sold to or in connection with retirement plans that do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code. We will not issue you a Contract if you are older than 85 on the Date of Issue.

PREMIUM PAYMENTS


     Premium Payments must be at least $1,000. You may make Premium Payments at any time until the earliest of: (a) the Annuity Start Date; (b) the date you fully withdraw all Contract Value; or (c) the date you reach age 85 (age 70 1/2 for Qualified Contracts other than Roth IRAs). In any one Contract Year, we will not accept Premium Payments that total more than two times your first Premium Payment. We will not accept total Premium Payments in excess of $250,000. However, we reserve the right to waive these limitations.


     Under the Automatic Premium Payment Plan, you may select an annual, semi-annual, quarterly or monthly payment schedule under which we will automatically deduct Premium Payments from a bank or credit union account or other source. The minimum amount of such payment is $1,000.

CANCELLATION -- THE 10 DAY FREE-LOOK PERIOD


     You have the right to cancel and return the Contract for any reason within 10 days after you receive it. To cancel the Contract, you must mail the Contract with a Written Request requesting cancellation to the Service Center and postmark the package before midnight of the tenth day after you initially receive the Contract. You must put the correct postage on your package.


     If the Contract is canceled during the Free-Look Period, we will refund to you an amount equal to the sum of: (i) the difference between the Premium Payments paid and the amounts allocated to the Variable Accounts and the Fixed Account under the Contract; and (ii) the Contract Value as of the date the Contract and the Written Request requesting cancellation are postmarked, provided the package is properly addressed to the Service Center with correct postage. You bear the investment risk for Premium Payments allocated to the Variable Accounts during the Free-Look Period.

DESIGNATING YOUR INVESTMENT OPTIONS

     When you fill out your application, you will give us instructions on how to allocate your first Net Premium Payment among the eighteen Variable Accounts and the Fixed Account. The amount you direct to a particular Variable Account and/or to the Fixed Account must equal at least 1% of the Premium Payment.

     Once we receive your Premium Payment and your completed application at the Service Center, we will issue your Contract and direct your first Net Premium Payment within two (2) Business Days to the Variable Accounts and/or the Fixed Account in accordance with your instructions, subject to the limitations set forth above under "Cancellation -- The 10-Day Free Look Period."

     If you did not give us all the information we need, we will contact you. If we cannot complete the application within five (5) Business Days, we will either send back your money immediately or obtain your permission to keep your money until we receive all the necessary information. Once the application is complete, we will direct your first Net Premium Payment to the Variable Accounts and/or the Fixed Account according to your instructions within two Business Days.

     We will credit any additional Premium Payments you make to your Contract as of the same Business Day we receive them. Our Business Day closes when the New York Stock Exchange closes, usually at 4 p.m. Eastern Time. If we receive your Premium Payments after the close of our Business Day, we will calculate and credit them the next Business Day. We will direct your Premium Payment to the Variable Accounts and/or the Fixed Account according to your written instructions in effect at the time we receive it. However, you may direct individual Premium Payments to a specific Variable Account or to the Fixed Account (or any combination thereof) without changing your instructions. You may change your instructions directing your investments at any time by sending us a Written Request or by telephone authorization. Changing such instructions will not change the way existing Contract Value is apportioned among the Variable Accounts or the Fixed Account.

THE CONTRACT VALUE ALLOCATED TO A VARIABLE ACCOUNT WILL VARY WITH THE INVESTMENT EXPERIENCE OF THAT VARIABLE ACCOUNT. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE VARIABLE ACCOUNTS. YOU SHOULD PERIODICALLY REVIEW YOUR PREMIUM PAYMENT ALLOCATION INSTRUCTIONS IN LIGHT OF MARKET CONDITIONS AND YOUR OVERALL FINANCIAL OBJECTIVES.

SEPARATE ACCOUNT VALUE

     The value of your investment in the Separate Account will go up or down depending on the investment experience of the Portfolios underlying the Variable Accounts you select for investment. Separate Account Value will be decreased by any partial withdrawals, transfers and Separate Account charges. There is no guaranteed minimum Separate Account Value. Because the value in the Separate Account of your Contract on any future date depends upon market conditions, it cannot be predetermined.

     Calculating Separate Account Value. The Separate Account Value is determined at the end of each Business Day. It is the sum of the assets you have in each of the Variable Accounts. To measure the value of each Variable Account, we use a unit of measure called an Accumulation Unit.

     Determining the Number of Accumulation Units. Any money you allocate or transfer to a Variable Account will be converted into Accumulation Units and will increase the number of Accumulation Units credited to the Variable Account. We determine the number of Accumulation Units to be credited to the Variable Account by dividing the dollar amount of your payment or transfer by the Accumulation Unit value for that Variable Account as of the end of that Business Day. (See "Determining Accumulation Unit Value" below.)

     Any amounts transferred, withdrawn or deducted from a Variable Account will be processed by canceling or liquidating Accumulation Units. The number of Accumulation Units to be canceled is determined by dividing the dollar amount being removed from a Variable Account by the value of an Accumulation Unit for that Variable Account as of the end of the Business Day during which the amount was removed. The number of Accumulation Units in any Variable Account will be decreased at the end of each Business Day by:

        (a) any amounts transferred (and any applicable Transfer Fee) from that Variable Account to another Variable Account or to the Fixed Account,

        (b) any amounts withdrawn during that Business Day,

        (c) any Withdrawal Charge or premium tax assessed upon a full or partial withdrawal, and

        (d) the quarterly Contract Fee, if assessed on that Business Day.


     Determining Accumulation Unit Value. On the first day of operation for each Variable Account, the value of an Accumulation Unit for that Variable Account is set at $10. We recalculate the value of an Accumulation Unit for each Variable Account at the end of each Business Day. Accumulation Unit value is calculated by multiplying the value of an Accumulation Unit at the end of the immediately preceding Business Day by the Variable Account's Net Investment Factor for the current Business Day. The Net Investment Factor for each Variable Account reflects the investment performance and capital gains and losses (whether realized or unrealized) of the underlying Portfolio and the Separate Account charges (mortality and expense risk charge and administrative expense charge) for that Business Day. The formula for computing the Net Investment Factor can be found in the Statement of Additional Information.


                      TRANSFERS BETWEEN INVESTMENT OPTIONS

     General. Before the Annuity Start Date and subject to the restrictions described below, you may transfer all or part of the amount in a Variable Account or the Fixed Account to another Variable Account or the Fixed Account.


     Transfers to the Fixed Account must be at least $1,000. Before the Annuity Start Date, you may transfer up to 25% of the Fixed Account Value (as determined at the beginning of the Contract Year) from the Fixed Account to one or more of the Variable Accounts in any Contract Year. We measure a Contract Year from the anniversary of the day we issued your Contract. We do not charge a Transfer Fee for transfers from the Fixed Account to one or more Variable Accounts and such a transfer is not considered a transfer for purposes of assessing a transfer charge.


     Transfers will be made as of the Business Day on which we receive your Written Request authorization to transfer, provided we receive it before the close of our Business Day, usually 4:00 p.m. Eastern Time. If we receive your request after the close of our Business Day, we will make the transfer as of the next Business Day. There currently is no limit on the number of transfers that you can make before the Annuity Start Date among or between Variable Accounts or to the Fixed Account.


     Transfer Fee. We will impose a transfer fee of $25 for the thirteenth and each subsequent transfer request you make per Contract Year. For the purposes of assessing the Transfer Fee, each Written Request will be considered to be one transfer, regardless of the number of Variable Accounts affected by the transfer.

There is currently no limit on the number of transfers you can make of Contract Value from one or more Variable Accounts to another one or more of the Variable Accounts or the Fixed Account during a single Contract Year before the Annuity Start Date. (See "Charges and Deductions.")

     Dollar-Cost Averaging. The Dollar-Cost Averaging program permits you to systematically transfer (on a monthly or quarterly basis) a set dollar amount from one or more Variable Accounts or the Fixed Account to any other Variable Account(s). The fixed dollar amount will purchase more Accumulation Units of a Variable Account when their value is lower and fewer units when their value is higher. Over time, the cost per unit averages out to be less than if all purchases of units had been made at the highest value and greater than if all purchases had been made at the lowest value. The dollar-cost averaging method of investment reduces the risk of making purchases only when the price of Accumulation Units is high. It does not assure a profit or protect against a loss in declining markets.

     You may elect to participate in the Dollar-Cost Averaging program when you complete your application, or at any other time before the Annuity Start Date, by sending us a Written Request. To use the Dollar-Cost Averaging program, you must transfer at least $100 to each Variable Account. Once you elect the program, it remains in effect for the life of the Contract until the value of the Variable Account from which transfers are being made is depleted, and/or the value of the Fixed Account is expended, or until you cancel the program by Written Request or by telephone request if we have your telephone authorization on file. There is no additional charge for dollar-cost averaging, and a transfer under this program is not considered a transfer for purposes of assessing a transfer change. We reserve the right to discontinue offering the Dollar-Cost Averaging program at any time and for any reason.


     Interest Sweep. Before the Annuity Start Date, you may elect to have any interest credited to the Fixed Account automatically transferred on a quarterly basis to one or more Variable Accounts. There is no charge for interest sweep transfers and an interest sweep transfer is not considered a transfer for purposes of assessing a transfer charge. Amounts transferred out of the Fixed Account due to an interest sweep transfer are counted toward the 25% of Fixed Account Value that may be transferred out of the Fixed Account during any Contract Year.



     Automatic Account Balancing Service. Once your money has been allocated among the Variable Accounts, the performance of each Variable Account may cause your allocation to shift. You may instruct us to automatically rebalance your Variable Account values (on a monthly or quarterly basis) to return to the percentages specified in your allocation instructions. You may elect to participate in the Automatic Account Balancing Service when you complete your application or at any other time before the Annuity Start Date by sending us a Written Request. Your percentage allocations must be in whole percentages and be at least 1% per allocation. You may start and stop Automatic Account Balancing at any time by sending us a Written Request or by telephone request, if we have your telephone authorization on file. There is no additional charge for using Automatic Account Balancing, and an account balancing transfer is not considered a transfer for purposes of assessing a transfer charge. We reserve the right to discontinue offering the Automatic Account Balancing Service at any time and for any reason.


                                FEES AND CHARGES

WITHDRAWAL CHARGE


     General. We do not deduct a charge for sales expenses from Premium Payments at the time Premium Payments are paid to us. However, we will deduct any applicable Withdrawal Charge if you fully or partially withdraw Contract Value before the Annuity Start Date. We do not assess a Withdrawal Charge on withdrawals made in the event the Contract terminates due to your death or the death of the Annuitant, or if you decide to begin to receive annuity payments and you choose an annuity payout plan with a life contingency or an annuity payout plan with a period certain of at least 6 years.

     The amount of the Withdrawal Charge you may incur depends on the Withdrawal Charge Option you choose at the time you purchase your Contract. ONCE YOU CHOOSE YOUR WITHDRAWAL CHARGE OPTION, YOU CANNOT CHANGE IT.


     Withdrawal Charge Options. When you purchase your Contract, you must choose between two Withdrawal Charge Options.

     The DATE OF ISSUE WITHDRAWAL CHARGE OPTION is designed for the owner who wishes to make additional Premium Payments periodically over the life of the Contract. The charge expires after the ninth Contract Year, benefiting those owners who intend to continue to make Premium Payments after the ninth Contract Year.


     The PREMIUM PAYMENT WITHDRAWAL CHARGE OPTION is more suitable for the owner who currently intends to make only a single Premium Payment or several Premium Payments close in time to the date the Contract is issued. This withdrawal charge option is not designed for the owner who intends to make additional Premium Payments over an extended period of time because each time you make another Premium Payment, the seven-year period for paying the Withdrawal Charge begins again with respect to that payment.



     The Withdrawal Charge is separately calculated for each withdrawal you make. For purposes of calculating the Withdrawal Charge, the money that has been held the longest in the Contract will be deemed to be the first money withdrawn. This is called the "first in, first out" method of accounting or "FIFO." In addition, amounts subject to the Withdrawal Charge will be deemed to be first from Premium Payments, and then from earnings. This means that we will not deduct a Withdrawal Charge on withdrawals of that portion of your Contract Value that exceeds the sum total of your Premium Payments.


     IF YOU CHOOSE THE DATE OF ISSUE WITHDRAWAL CHARGE OPTION: We will impose a Withdrawal Charge on all partial or full withdrawals of Premium Payments that you make during the first nine Contract Years if the amount of the withdrawal exceeds the Free Withdrawal Amount. The Withdrawal Charge is calculated as a percentage of the amount you withdraw based on the number of years between the date we receive your Written Request for withdrawal and the Date of Issue. The rate of the Withdrawal Charge is listed in the table below. Under this option, no Withdrawal Charge is deducted from full or partial withdrawals that you make in Contract Years ten and later.

                                                            CHARGE AS PERCENTAGE
                      CONTRACT YEAR                         OF PREMIUM PAYMENTS
                      -------------                         --------------------
     1-6..................................................          7.0%
     7....................................................          6.0
     8....................................................          4.0
     9....................................................          2.0
     10+..................................................            0

     IF YOU CHOOSE THE DATE OF PREMIUM PAYMENT WITHDRAWAL CHARGE OPTION: We will calculate the Withdrawal Charge by determining the length of time between the date we receive your Written Request for a withdrawal and the date you made the Premium Payment being withdrawn. We will deduct a Withdrawal

Charge if you withdraw a Premium Payment that we have held for less than seven Premium Payment Years if it is greater than the Free Withdrawal Amount.

  PREMIUM                                                   CHARGE AS PERCENTAGE
PAYMENT YEAR                                                OF PREMIUM PAYMENTS
------------                                                --------------------
     1....................................................          7.0%
     2....................................................          6.0
     3....................................................          5.0
     4....................................................          4.0
     5....................................................          3.0
     6....................................................          2.0
     7....................................................          1.0
     8+...................................................            0

     Any applicable Withdrawal Charge is deducted pro-rata from the remaining value in the Variable Accounts or Fixed Account from which the withdrawal is being made. If such remaining Separate Account Value or Fixed Account Value is insufficient for this purpose, the Withdrawal Charge is deducted pro-rata from all Variable Accounts and the Fixed Account in which the Contract is invested based on the remaining Contract Value in each Variable Account and the Fixed Account.

     Free Withdrawal Amount. In any Contract Year after the first, you may withdraw a portion of your Contract Value without incurring a Withdrawal Charge. This amount is called the Free Withdrawal Amount. The Free Withdrawal Amount is 10% of Contract Value each year, as determined at the beginning of the Contract Year. If you do not withdraw the full 10% in any Contract Year after the first, the remaining amount does not roll over to the next Contract Year.

     Amounts withdrawn in excess of the Free Withdrawal Amount will be assessed a Withdrawal Charge, depending on the Withdrawal Charge Option you choose. (See "Withdrawal Charge.") Free withdrawals may be subject to the 10% federal penalty tax if made before you reach age 59 1/2.

     Employee and Agent Purchases. If state law permits, we will waive the Withdrawal Charge on any full or partial withdrawals from Contracts sold to agents or employees of Indianapolis Life Insurance Company (or its affiliates and subsidiaries).

CONTRACT FEE

     At the end of each Contract quarter (or on the date of full withdrawal of Contract Value) before the Annuity Start Date, we will deduct from the Contract Value a quarterly contract fee of $7.50 as reimbursement for our administrative expenses relating to the Contract. The fee will be deducted from each Variable Account and the Fixed Account based on the proportion that the value in each such Variable Account and the Fixed Account bears to the total Contract Value. We will not charge the Contract Fee after an annuity payout plan has begun. Deduction of the Contract Fee is currently waived for all Qualified Contracts. We also currently waive deduction of the Contract Fee for Non-Qualified Contracts whose cumulative Premium Payments on the date the Contract Fee is assessed are equal to or greater than $100,000. We reserve the right to modify this waiver upon 30 days written notice to you.

ASSET-BASED ADMINISTRATIVE CHARGE

     We will deduct a daily administrative charge as compensation for certain expenses we incur in the administration of the Contract. The charge is deducted from the assets of the Separate Account at an annual rate of 0.15%. We will continue to assess this charge after annuitization if annuity payments are made on a variable basis. There is no necessary relationship between the amount of this administrative charge and the amount of expenses that may be attributable to a particular Contract.

TRANSFER FEE


     A transfer fee of $25 will be imposed for the 13th and each subsequent transfer during a Contract Year. For the purpose of assessing the Transfer Fee, each Written Request would be considered to be one transfer, regardless of the number of Variable Accounts affected by the transfer. The transfer fee will be deducted from the Variable Account from which the transfer is made. If a transfer is made from more than one Variable Account at the same time, the transfer fee would be deducted pro-rata from the remaining Separate Account Value in such Variable Account(s).


MORTALITY AND EXPENSE RISK CHARGE


     As compensation for assuming mortality and expense risks, we will deduct a daily mortality and expense risk charge from the assets of the Separate Account. The charge is at a daily rate of 0.003404%. If applied on an annual basis this rate would be 1.25% (approximately 0.90% for mortality risk and 0.35% for expense risk). This charge will continue to be assessed if annuity payments are made on a variable basis after the Annuity Start Date.



     The mortality risk we assume is that Annuitants may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each Annuitant is assured that longevity will not have an adverse effect on the annuity payments received. The mortality risk that we assume also includes a guarantee to pay a Death Benefit if the Annuitant dies before the Annuity Start Date. The expense risk that we assume is the risk that the administrative fees and transfer fees (if imposed) may be insufficient to cover actual future expenses. We may use any profits from this charge to pay the costs of distributing the Contracts.


     If the mortality and expense risk charge is not sufficient to cover the actual cost of the mortality and expense risks, we will bear the loss. The mortality and expense risk charge cannot be increased. We may use any profits from this charge to pay the costs of distributing the Contracts.

FUND EXPENSES


     Because the Separate Account purchases shares or units of the various Portfolios of the Funds, the net assets of the Separate Account will be reduced by the investment advisory fees and other operating expenses incurred by such Portfolios. See the accompanying prospectuses for the Portfolios.


PREMIUM TAXES

     Various states and other governmental entities charge a premium tax on annuity contracts issued by insurance companies. Premium tax rates currently range up to 3.5%, depending on the state. Tax rates are subject to change from time to time by legislative and other governmental action. In addition, other governmental units within a state may levy such taxes. Currently, New York has no premium tax or retaliatory premium tax. If New York imposes these taxes in the future, or if the Owner is or becomes a resident of a state where such taxes apply, we will make a deduction from the value of your Contract either: (a) from Premium Payments as we receive them, (b) from Contract Value upon partial or full withdrawal, (c) when annuity payments begin, or (d) upon payment of a Death Benefit. We, however, reserve the right to deduct premium taxes at the time such taxes are paid to the taxing authority.

OTHER TAXES


     Currently, no charge is made against the Separate Account for any federal, state or local taxes (other than premium taxes) that we incur or that may be attributable to the Separate Account or the Contracts. We may, however, deduct such a charge in the future.

                               THE PAYOUT PERIOD


     The Payout Period is that period of time during which you will receive a steady stream of annuity payments from the money you have accumulated under your Contract. The Payout Period begins on the Annuity Start Date. You may choose to receive your annuity payments on a fixed or variable basis, or a combination of both. If you choose to receive your Payout Option on a variable basis, you may keep the same Variable Accounts to which your Premium Payments were allocated during the Pay-in Period, or transfer to different Variable Accounts.



     THE ANNUITY START DATE. If you own a Non-Qualified Contract, you may select the Annuity Start Date on which you will begin to receive annuity payments. If you do not specify a date, the Annuity Start Date is the later of the Annuitant's age 70 or 10 years after the Date of Issue. For Qualified Contracts purchased in connection with qualified plans under Code sections 401(a), 401(k), 403(a), and 403(b), the Code requires that the Annuity Start Date must be no later than April 1 of the calendar year following the later of the year in which the Owner (i) reaches age 70 1/2 or (ii) retires and the payment must be made in a specified form or manner. If the Owner is a "5 percent owner" (as defined in the Code), or in the case of an IRA that satisfies Code section 408, the Annuity Start Date must be no later than the date described in
(i). Roth IRAs under Section 408A of the Code do not require distributions at any time prior to the Owner's death.



     We will start annuity payments to the Annuitant on the Annuity Start Date shown in your contract unless you change the date. You may change the Annuity Start Date to any Contract Anniversary or to any date on which you fully withdraw the Contract Value. Your Written Request must be received at our Service Center at least 31 days prior to the current Annuity Start Date.



     ANNUITY PAYOUT OPTIONS. The Payout Option you select will affect the dollar amount of each annuity payment you receive. You may elect, revoke, or change your annuity payout plan at any time before the Annuity Start Date while the Annuitant is living by sending us a Written Request signed by you and/or your beneficiary, as appropriate. You may choose one of the payout plans described below or any other plan being offered by us as of the Annuity Start Date. The payout plans we currently offer provide either variable annuity payments or fixed annuity payments or a combination of both.


     You may select to receive annuity payments on a monthly, quarterly, semi-annual or annual basis. The first payment under any payout plan will be made on the fifteenth day of the month immediately following the Annuity Start Date. Subsequent payments shall be made on the fifteenth of the month.

     If you do not select an annuity payout plan by the Annuity Start Date, we will apply the adjusted Contract Value under Option 3, One Life Income with payments guaranteed for 10 years, as described below. The adjusted Contract Value will be allocated to a fixed and variable payout in the same proportion that your interest in the Fixed and Variable Accounts bears to the total Contract Value on the Annuity Start Date.

     Anytime before the Annuity Start Date, you may have the entire Surrender Value paid to you as an annuity under one of the payout plans. A beneficiary may have the Death Benefit paid as an annuity under one of the payout plans.

     We reserve the right to pay you the adjusted Contract Value in a lump sum and not as an annuity if your adjusted Contract Value after the Annuity Start Date would be less than $2,000, or the amount of annuity payments would be less than $20.

     DETERMINING THE AMOUNT OF THE ANNUITY PAYMENT. On the Annuity Start Date, the adjusted Contract Value will be used to calculate your annuity payments under the payout plan you select, unless you choose to receive the Surrender Value in a lump sum.

     The adjusted Contract Value is the Contract Value on the Annuity Start
Date:

        (1) MINUS any applicable quarterly Contract Fee not yet deducted;

        (2) MINUS any applicable premium taxes not yet deducted; and

        (3) for an installment income annuity payout plan with a payout period of less than 6 years, MINUS any applicable Withdrawal Charge.


     For Qualified Contracts, the amount of any outstanding loan is also deducted; distributions must satisfy certain requirements specified in the Code.


     We do not assess a Withdrawal Charge if you choose an annuity payout plan with a life contingency or an installment payout plan with a period certain of at least 6 years.


FIXED ANNUITY PAYMENTS


     Fixed annuity payout plans provide the Annuitant with periodic payments of a fixed amount with guaranteed minimum interest of 3.0%. The amount of each payment depends only on the form and duration of the payout plan you choose, the age of the Annuitant, the sex of the Annuitant (if applicable), the amount of your adjusted Contract Value and the applicable annuity purchase rates in the Contract. If a fixed payout option is selected, the payments for each $1,000 applied will not be less than those provided by the application of the adjusted Contract Value to the purchase of any single consideration immediate annuity that we offer at the time to the same class of annuitants. The annuity purchase rates in the Contract are based on a minimum guaranteed interest rate of 3.0%. We may, in our sole discretion, make annuity payments in an amount based on a higher interest rate.


VARIABLE ANNUITY PAYMENTS

     Variable annuity payout plans provide the Annuitant with periodic payments that increase or decrease in amount in accordance with the Annuity Unit values of one or more Variable Account(s). Your contract contains annuity tables which demonstrate how the initial annuity payment rate is derived. This rate is different for each payout plan, and varies by age and sex of the Annuitant (if applicable). The amount of the second and subsequent variable annuity payments is not predetermined; it will depend on the current value of the underlying investments in the Variable Accounts, and therefore may increase or decrease from period to period.


     The contract permits you to choose a benchmark rate of return for the Payout Period. You may choose a benchmark rate of 3.0%, 4.0% or 5.0% annually. If the net investment performance of the Variable Accounts in which your annuity payout plan is invested is greater than this benchmark rate, your annuity payments will increase. If their net investment performance falls below this benchmark, your annuity payments will decline. Therefore, if you choose a 5.0% benchmark rate, you assume more risk that your annuity payment may occasionally decline than if you choose a 3.0% benchmark rate. The selected Portfolio's performance must grow at a rate at least equal to the benchmark rate (plus the mortality and expense risk charge and the administrative expense charge) in order to avoid a decrease in variable annuity payments. This means that each month a Portfolio's annualized investment return must be at least 4.4%, 5.4%, or 6.4% in order for payments with a 3.0%, 4.0% or 5.0% benchmark rate to remain level. For further details on Variable Annuity Payments, see the Statement of Additional Information.



     Annuity Unit Value. On the Annuity Start Date, we will use your adjusted Contract Value to purchase annuity units at that day's annuity unit value for each Variable Account in which you have value. The number of annuity units we credit will remain fixed unless you transfer units among Variable Accounts. The value of each annuity unit will vary each Business Day to reflect the investment experience of the underlying Portfolio, reduced by the mortality and expense risk charge and the administrative expense charge, and adjusted by an interest factor to neutralize the assumed benchmark rate of return.


     Transfers. After the Annuity Start Date, an Annuitant may change the Variable Account(s) in which the annuity payout plan is invested once per Contract Year by sending us a Written Request. No charge is assessed for this transfer. We will make the transfer by exchanging annuity units of one Variable Account for another Variable Account on an equivalent dollar value basis. See the Statement of Additional Information for examples of annuity unit value calculations and variable annuity payment calculations.

DESCRIPTION OF ANNUITY PAYOUT OPTIONS

     Option 1 -- Installment Income For a Fixed Period. Under this option, we will make equal monthly annuity payments for a fixed number of years between 1 and 30 years. The amount of the payment is not guaranteed if a variable payout plan is selected. If a fixed payout plan is selected, the payments for each $1,000 of Contract Value will not be less than those shown in the Fixed Period Table in Section 12 of the Contract. In the event of the Payee's death, a Successor Payee may receive the remaining payments or may elect to receive the present value of the remaining payments in a lump sum. If there is no Successor Payee, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

     Option 2 -- Installment Income In a Fixed Amount. Under this option, we will make equal monthly payments of $5.00 or more for each $1,000 of Contract Value used to purchase the option until the full amount is paid out. The number of payments is not guaranteed if a variable payout plan is selected. If a fixed payout plan is selected, payments will be made until the full amount applied with compound interest at an annual rate of not less than 3% is paid out. In the event of the Payee's death, a Successor Payee may receive the payments or may elect to receive the present value of the remaining payments in a lump sum. If there is no Successor Payee, the present value of the remaining payments will be paid to the estate of the last surviving Payee.


     Option 3 -- One Life Income. Under this option, we will make an annuity payment each month so long as the Payee is alive,* or for a guaranteed 10 or 20 year period. If when the Payee dies, we have made annuity payments for less than the selected guaranteed period to the Successor Payee, we will continue to make annuity payments for the rest of the guaranteed period to the Successor Payee or, if there is no Successor Payee, to the estate of the last surviving Payee. The amount of each payment is not guaranteed if a variable payout plan is selected. If a fixed payout plan is selected, the payment for each $1,000 of Contract Value used to purchase the option will not be less than that shown in the One Life Table in Section 12 of the Contract. Payments guaranteed for 10 or 20 years certain may be commuted. Payments guaranteed only for the life of the Payee may not be commuted.


     Option 4 -- Joint and Survivor Life Income. Under this option, we will make annuity payments each month so long as two Payees are alive, or if one Payee dies to the surviving Payee.* If one Payee dies before the due date of the first payment, the surviving Payee will receive payments under Option 3 -- One Life Income with payments guaranteed for 10 years. The payments may not be commuted.

     The amount of each payment will be determined from the tables in the Contract that apply to the particular option using the Annuitant's age (and if applicable, sex). Age will be determined from the last birthday at the due date of the first payment.

                          WITHDRAWAL OF CONTRACT VALUE


     Full Withdrawals. At any time before the Annuity Start Date, you may withdraw fully from the Contract for its Surrender Value. The Surrender Value is equal to the Contract Value MINUS (1) any applicable Withdrawal Charges; MINUS
(2) any premium taxes not previously deducted; and MINUS (3) the Contract Fee unless waived. For Qualified Contracts, any outstanding loan balance is also deducted. The Surrender Value will be determined as of the Business Day that we receive your Written Request requesting full withdrawal and your Contract at our Service Center. The Surrender Value will be paid in a lump sum unless you request payment under a payout plan. (See "The Payout Period.") A full withdrawal may have adverse federal income tax consequences, including a penalty tax. (See "Federal Tax Matters.")


     Partial Withdrawals. At any time before the Annuity Start Date, you may send a Written Request to our Service Center or direct a telephone request to us to withdraw part of your Contract Value. You must withdraw at least $250. We will withdraw the amount you request from the Contract Value as of the Business Day on which we receive your Written Request for the partial withdrawal. We will then reduce the amount remaining in the Contract by any applicable Withdrawal Charge. Your Contract Value after a partial

---------------
* IT IS POSSIBLE UNDER THIS OPTION TO RECEIVE ONLY ONE ANNUITY PAYMENT IF THE PAYEE DIES (OR PAYEES DIE) BEFORE THE DUE DATE OF THE SECOND PAYMENT OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF THE PAYEE DIES (OR PAYEES DIE) BEFORE THE DUE DATE OF THE THIRD PAYMENT, AND SO ON.

withdrawal must be at least $1,000. If your Contract Value after a partial withdrawal is less than $1,000, we reserve the right to pay you the Surrender Value in a lump sum. (See "Fees and Charges -- Withdrawal Charge.")

     You may specify how much you wish to withdraw from each Variable Account and/or the Fixed Account. If you do not specify, or if you do not have sufficient assets in the Variable Accounts or Fixed Account you specified to comply with your request, we will make the partial withdrawal on a pro rata basis from the Fixed Account and those Variable Accounts in which you are invested. We will base the pro rata reduction on the ratio that the value in each Variable Account and the Fixed Account has to the entire Contract Value before the partial withdrawal.


     A partial withdrawal will result in a proportional reduction in the minimum Death Benefit. (See "Death Benefit.")


     INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE. (See "Federal Tax Matters.")


     Systematic Withdrawal Program. The Systematic Withdrawal Program provides an automatic monthly or quarterly payment to you, the Owner, from the amounts you have accumulated in the Variable Accounts and/or the Fixed Account. The minimum amount you may withdraw is $100. The maximum amount that may be transferred and withdrawn out of the Fixed Account in any Contract Year under all circumstances (Dollar-Cost Averaging, Systematic Withdrawals and Partial Withdrawals) is 25% of the Fixed Account Value as determined at the beginning of the Contract Year. To use the program, you must maintain a $1,000 balance in your Contract. You may elect to participate in the Systematic Withdrawal Program at any time before the Annuity Start Date by sending a Written Request to our Service Center. Once you elect the program, it remains in effect unless the balance in your Contract drops below $1,000. You may cancel the program at any time by sending us a Written Request or by calling us by telephone if we have your telephone authorization on file. Amounts withdrawn due to the Systematic Withdrawal Program will result in a proportional reduction in the minimum Death Benefit.



     We will assess a Withdrawal Charge on these withdrawals, unless the amount you withdraw under the Systematic Withdrawal Program qualifies as a Free Withdrawal Amount or unless Withdrawal Charges no longer apply to the amounts withdrawn. (See "Fees and Charges -- Withdrawal Charge.") We do not deduct any other charges for this program.


     All Systematic Withdrawals will be paid to you on the same day each month, provided that day is a Business Day. If it is not, then payment will be made on the next Business Day. Systematic withdrawals may be taxable, subject to withholding, and subject to a 10% penalty tax. (See "Federal Tax Matters.") We reserve the right to discontinue offering the Systematic Withdrawal Program at any time and for any reason.

     Full and Partial Withdrawal Restrictions. Your right to make full and partial withdrawals is subject to any restrictions imposed by applicable law or employee benefit plan.

     Restrictions on Distributions from Certain Types of Contracts. There are certain restrictions on full and partial withdrawals from Contracts used as funding vehicles for Code Section 403(b) retirement programs. Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuity contracts of: (i) elective contributions made in years beginning after December 31, 1988;
(ii) earnings on those contributions; and (iii) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

                                 CONTRACT LOANS

     If your Contract is issued to you in connection with retirement programs meeting the requirements of Section 403(b) of the Code (other than those programs subject to Title I of the Employee Retirement Income Security Act of
1974), you may borrow from us using your Contract as collateral. Loans such as these are subject to the provisions of any applicable retirement program and to the Code. You should, therefore, consult your tax and retirement plan advisers before taking a contract loan.

     At any time prior to the year the Owner reaches age 70 1/2, you may borrow the lesser of (1) the maximum loan amount permitted under the Code, and (2) 90% of the Surrender Value of your Contract less any existing loan amount, determined as of the date of the loan. Loans in excess of the maximum amount permitted under the Code will be treated as a taxable distribution rather than a loan. The minimum loan amount is $1,000. We will only make contract loans after approving your written application. The written consent of all assignees and irrevocable beneficiaries must be obtained before a loan will be given.

     When a loan is made, we will transfer an amount equal to the amount borrowed from Separate Account Value or Fixed Account Value to the loan account. The loan account is part of our general account, and Contract Value in the loan account does not participate in the investment experience of any Variable Account or Fixed Account. You must indicate in the loan application from which Variable Accounts or Fixed Account, and in what amounts, Contract Value is to be transferred to the loan account. In the absence of any such instructions from you, the transfer(s) are made pro-rata on a last-in, first out ("LIFO") basis from all Variable Accounts having Separate Account Value and from the Fixed Account. Loans may be repaid by you at any time before the Annuity Start Date. Upon the repayment of any portion of a loan, an amount equal to the repayment will be transferred from the loan account to the Variable Account(s) or Fixed Account as designated by you or according to your current Premium Payment allocation instructions.

     We charge interest on contract loans at an effective annual rate of 6.0%. We pay interest on the Contract Value in the loan account at rates we determine from time to time but never less than an effective annual rate of 3.0%. Consequently, the net cost of a loan is the difference between 6.0% and the rate being paid from time to time on the Contract Value in the loan account. We may declare from time to time higher current interest rates. Different current interest rates may be applied to the loan account than the rest of the Fixed Account. If not repaid, loans will automatically reduce the amount of any Death Benefit, the amount payable upon a partial or full withdrawal of Contract Value and the amount applied on the Annuity Start Date to provide annuity payments.

     If at any time the loan amount of a Contract exceeds the Surrender Value, the Contract will be in default. In this event, we will send you a written notice of default stating the amount of loan repayment needed to reinstate the Contract, and you will have 60 days, from the day the notice is mailed, to pay the stated amount. If we do not receive the required loan repayment within 60 days, we will terminate the Contract without value. In addition, in order to comply with the requirements of the Code, loans must be repaid in substantially equal installments, at least quarterly, over a period of no longer than five years (which can be longer for certain home loans). If these requirements are not satisfied, or if the Contract terminates while a loan is outstanding, the loan balance will be treated as a taxable distribution and may be subject to penalty tax, and the treatment of the Contract under Section 403(b) of the Code may be adversely affected.

     Any loan amount outstanding at the time of your death or the death of the Annuitant is deducted from any Death Benefit paid. In addition, a contract loan, whether or not repaid, will have a permanent effect on the Contract Value because the investment experience of the Separate Account and the interest rates applicable to the Fixed Account do not apply to the portion of Contract Value transferred to the loan account. The longer the loan remains outstanding, the greater this effect is likely to be.

                                 DEATH BENEFIT

DEATH BENEFITS BEFORE THE ANNUITY START DATE


     Death Benefit. If the Annuitant dies before the Annuity Start Date, the Beneficiary will receive a Death Benefit. The Death Benefit payable will not be less than the minimum Death Benefit described herein, minus any applicable premium taxes not previously deducted. The minimum Death Benefit will be reset every third year on the Death Benefit Anniversary.



     The Death Benefit will equal the greater of:



     (1) the Contract Value as of the date we receive due proof of the deceased's death and payment instructions; or



     (2) the minimum Death Benefit as of any Death Benefit Anniversary preceding the date the Death Benefit is determined, plus any Premium Payments, and minus any partial withdrawals and charges, incurred between such Death Benefit Anniversary and the date the Death Benefit is determined;



LESS any applicable premium taxes not previously deducted.



     The minimum Death Benefit is initially set on the Date of Issue, and equals the Premium Payments. It will be reset on the first Death Benefit Anniversary and equals the greater of: (a) Contract Value on such Death Benefit Anniversary; or (b) the minimum Death Benefit on the previous Death Benefit Anniversary plus any Premium Payments, and minus any partial withdrawals and charges, incurred since the previous Death Benefit Anniversary. PARTIAL WITHDRAWALS WILL RESULT IN A PROPORTIONAL REDUCTION IN THE MINIMUM DEATH BENEFIT BY THE RATIO OF THE AMOUNT WITHDRAWN TO THE CONTRACT VALUE IMMEDIATELY PRIOR TO SUCH WITHDRAWAL. Once reset, the minimum Death Benefit will never decrease unless partial withdrawals are made.



     For example, if the Contract Value prior to a withdrawal is $100,000, there have been no additional Premium Payments, the minimum Death Benefit on the previous Death Benefit Anniversary was $150,000 and a partial withdrawal of $20,000 is made, then the reduction in the minimum death Benefit would be determined as $30,000 [$150,000 x ($20,000/$100,000)]. On the next Death Benefit
Anniversary, assuming no additional Premium Payments or withdrawals and that the Contract Value on the next Death Benefit Anniversary is $75,000, the minimum Death Benefit would be $120,000 [the greater of $75,000 or ($150,000 minus $30,000)].



     Age Limitation On the Death Benefit. If the Annuitant dies at or after age 75 (or ten years after the Date of Issue, whichever is later) but before the Annuity Start Date, the Death Benefit will equal Contract Value, LESS any applicable premium taxes not yet deducted, as of the date we receive due proof of death and payment instructions.


     Loans. If the Contract is a Qualified Contract, any outstanding loan amount on the date the Death Benefit is paid will also be deducted from the Death Benefit.

     Distribution Upon the Owner's Death. If you own the Contract with another person, and one of you dies before the Annuity Start Date, the survivor becomes the sole Beneficiary regardless of your designation. If there is no surviving Owner, your named Beneficiary will become the Beneficiary upon your death. (You may name primary and contingent beneficiaries.) If you have named two or more primary Beneficiaries, they will share equally in the death benefit (described below) unless you have specified otherwise. If there are no living primary Beneficiaries at the time of your death, payments will be made to those contingent Beneficiaries who are living when payment of the death benefit is due. If all Beneficiaries have predeceased you, we will pay the death benefit to your estate. If you or a Joint Owner who is the Annuitant dies before the Annuity Start Date, then the provisions relating to the death of an Annuitant (described below) will govern.

     If you are not the Annuitant and you die before the Annuitant and before the Annuity Start Date, then the following options are available to your
Beneficiary:

        (1) If such Beneficiary is the spouse of the deceased Owner, the spouse may continue the Contract as the new Owner.

        (2) If such Beneficiary is not the spouse of the deceased Owner:

           (a) such Beneficiary may elect to receive the Contract Value, LESS any premium taxes not yet deducted, in a single sum within 5 years of the deceased Owner's death; or

           (b) such Beneficiary may elect to receive the Contract Value paid out under one of the approved payout plans, provided that distributions begin within one year of the deceased Owner's death and the distribution period under the payout plan is for the life of, or for a period not exceeding the life expectancy of, the Beneficiary.

             If such Beneficiary does not elect one of the above options, we will pay the Contract Value, LESS any premium taxes not yet deducted, within five years from the date of the deceased Owner's death.

Under any of the distribution options in this section, "Distribution Upon the Owner's Death," the Beneficiary may exercise all ownership rights and privileges from the date of the deceased Owner's death until the date that the Contract Value is paid. Similar rules apply to Qualified Contracts. The above distribution requirements will apply only upon the death of the first Joint Owner.

     Distribution Upon the Death of the Annuitant. If the Annuitant (including an Owner who is the Annuitant) dies before the Annuity Start Date, we will pay the Death Benefit described above in "Death Benefits Before the Annuity Start Date" in a lump sum to your named Beneficiaries within five years after the date of the Annuitant's death. (You may name primary and contingent beneficiaries.) If you have named two or more primary Beneficiaries, they will share equally in the Death Benefit unless you have specified otherwise. If there are no living primary Beneficiaries at the time of the Annuitant's death, payments will be made to those contingent Beneficiaries who are living when payment of the Death Benefit is due. If all the Beneficiaries have predeceased the Annuitant, we will pay the Death Benefit to you, if living, or the Annuitant's estate. In lieu of a lump sum payment, the Beneficiary may elect, within 60 days of the date we receive due proof of the Annuitant's death, to apply the Death Benefit to a payout plan. (See "Payout Options.")

     If you are also the Annuitant and you die, the provisions described immediately above apply, except that the Beneficiary may only apply the Death Benefit payment to a payout plan if:

        (1) payments under the option begin within one (1) year of the Annuitant's death; and

        (2) payments under the option are payable over the Beneficiary's life or over a period not greater than the Beneficiary's life expectancy.

DEATH OF PAYEE AFTER THE ANNUITY START DATE

     If the Payee dies after the Annuity Start Date, any Joint Payee becomes the sole Payee. If there is no Joint Payee, the Successor Payee becomes the sole Payee. If there is no Successor Payee, the remaining benefits are paid to the estate of the last surviving Payee. The death of the Payee after the Annuity Start Date will have the effect stated in the payout plan pursuant to which annuity payments are being made. If any Owner dies on or after the Annuity Start Date, any payments that remain must be made at least as rapidly as under the payout plan in effect on the date of the your death.

                               THE FIXED ACCOUNT

     You may allocate some or all of your Net Premium Payments and transfer some or all of your Contract Value to the Fixed Account. The Fixed Account offers a guarantee of principal (after deductions for fees and expenses) as well as interest guaranteed by Bankers Life to be not less than 3% per year. The Fixed Account is part of our general account and the Fixed Account is supported by the assets held in our general account. Our general account supports our insurance and annuity obligations. Since the Fixed Account is part of the general account, we assume the risk of investment gain or loss on this amount. All assets in the general account are subject to our general liabilities from business operations.

     The Fixed Account has not been, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither the Fixed Account nor our general account have been registered as an investment company under the 1940 Act. Therefore, neither our general account, the Fixed Account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the Fixed Account which are included in this prospectus are for your information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

FIXED ACCOUNT VALUE

     The Fixed Account Value is equal to: (1) Net Premium Payments allocated to the Fixed Account, PLUS (2) amounts transferred to the Fixed Account, PLUS (3) interest credited to the Fixed Account, MINUS (4) any partial withdrawals or transfers from the Fixed Account, and MINUS (5) any Withdrawal Charges, contract fees or premium taxes deducted from the Fixed Account.


     We intend to credit the Fixed Account with interest at current rates in excess of the minimum guaranteed rate of 3%, but we are not obligated to do so. We have no specific formula for determining current interest rates. Some of the factors that we may consider, in our sole discretion, in determining whether to credit interest in excess of the 3% guaranteed rate are: general economic trends, rates of return currently available and anticipated on the company's investments, regulatory and tax requirements, and competitive factors. The Fixed Account Value will not share in the investment performance of the company's general account or any portion thereof.


     Because we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations you make to the Fixed Account will be credited with different current interest rates. The interest rate we credit to amounts allocated or transferred to the Fixed Account will apply to the end of the calendar year in which we receive the amount. At the end of the calendar year, we will determine a new current interest rate on such amount and accrued interest thereon (which may be a different current interest rate from the current interest rate on new allocations to the Fixed Account on that date). We will guarantee the rate of interest we declare on such amount and accrued interest for the following calendar year. We will determine, in our sole discretion, any interest to be credited on amounts in the Fixed Account in excess of the minimum guaranteed effective rate of 3% per year. You therefore assume the risk that interest credited to amounts in the Fixed Account may not exceed the minimum 3% guaranteed rate.


     For purposes of making withdrawals, transfers or deductions of fees and charges from the Fixed Account, we will consider such withdrawals to have come from the first money into the contract, that is, on a first-in, first-out ("FIFO") basis.


     We reserve the right to change the method of crediting interest from time to time, provided that such changes do not reduce the guaranteed rate of interest below 3% per year or shorten the period for which the interest rate applies to less than one calendar year (except for the year in which such amount is received or transferred).

TRANSFER PRIVILEGES

     General. Transfers to the Fixed Account must be at least $1,000. A transfer charge of $25 may be imposed for the thirteenth and each subsequent request you make to transfer Contract Value from one or more Variable Accounts to the Fixed Account (or to one or more Variable Accounts) during a single Contract Year before the Annuity Start Date.


     Before the Annuity Start Date, you may transfer up to 25% of the Fixed Account Value (as determined at the beginning of the Contract Year) from the Fixed Account to one or more of the Variable Accounts in any Contract Year. No fee is charged for transfers from the Fixed Account to one or more Variable Accounts and such a transfer is not considered a transfer for purposes of assessing a transfer charge.


     Dollar-Cost Averaging. You may elect to participate in the Dollar-Cost Averaging program at the time of your application, or at any time thereafter before the Annuity Start Date by sending us a Written Request. The Dollar-Cost Averaging program permits you to systematically transfer (on a monthly or quarterly basis) a set dollar amount from the Fixed Account or one or more Variable Accounts to any other Variable Account(s). The minimum amount that may be transferred under the Dollar-Cost Averaging program is $100 to each Variable Account. The maximum amount that may be transferred and withdrawn out of the Fixed Account in any Contract Year under all circumstances (Dollar-Cost Averaging, Systematic Withdrawals and

Partial Withdrawals) is 25% of the Fixed Account Value, as determined at the beginning of the Contract Year. Once elected, dollar-cost averaging from the Fixed Account remains in effect for the life of the Contract until the value of the Fixed Account is depleted or until you cancel your participation by Written Request or by telephone if we have your telephone authorization on file. There is no additional charge for dollar-cost averaging, and a transfer under this program is not considered a transfer for purposes of assessing a transfer change. We reserve the right to discontinue offering the Dollar-Cost Averaging program at any time and for any reason. (See "Transfer Privileges -- Dollar-Cost Averaging.")


PAYMENT DEFERRAL


     We have the right to defer payment of any full or partial withdrawal or transfer from the Fixed Account for up to six months from the date we receive your Written Request for such a withdrawal or transfer at our Service Center. If we do not give you a payment within 10 days after we receive all necessary documentation, we will credit interest at the then-current rate applicable to the Fixed Account, but the interest will not be less than 3%, or such higher rate as is required for a particular jurisdiction, to the amount to be paid from the date we received the documentation.


         HOW TO REVIEW INVESTMENT PERFORMANCE OF THE VARIABLE ACCOUNTS

     From time to time, we may advertise or include in sales literature yields, effective yields and total returns for the Variable Accounts. These figures are based on historical earnings and do not indicate or project future performance. We also may, from time to time, advertise or include in sales literature Variable Account performance relative to certain performance rankings and indices compiled by independent organizations. More detailed information as to the calculation of performance, as well as comparisons with unmanaged market indices, appears in the Statement of Additional Information.


     Performance data for the Variable Accounts is based on the investment performance of the corresponding Portfolio of a Fund and reflects its expenses. (See the accompanying prospectuses for the Funds.)


     The "yield" of the Money Market Variable Account refers to the annualized income generated by an investment in the Variable Account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Variable Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

     The yield of a Variable Account (other than the Money Market Variable Account) refers to the annualized income generated by an investment in the Variable Account over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

     Yield quotations do not reflect the Withdrawal Charge.


     The "total return" of a Variable Account refers to return quotations assuming an investment under a Contract has been held in the Variable Account for various periods of time. When a Variable Account has been in operation for one, five, and ten years, respectively, the total return for these periods will be provided.


     The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Average annual total return information shows the average annual percentage change in the value of an investment in the Variable Account from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Variable Account (including any Withdrawal Charge that would apply if you terminated the Contract at the end of each period indicated, but excluding any deductions for premium taxes).

     In addition to the standard version described above, total return performance information computed on different non-standard bases may be used in advertisements or sales literature. Average annual total return information may be presented, computed on the same basis as described above, except deductions will not include the Withdrawal Charge. In addition, we may from time to time disclose average annual total return in non-standard formats and cumulative total return for Contracts funded by the Variable Accounts.


     We may also disclose in sales literature or advertisements adjusted yield and total returns for the Portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance may include data that precedes the inception dates of the Variable Accounts. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.


     Non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

     In advertising and sales literature (including illustrations), the performance of each Variable Account may be compared with the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to the Variable Account. Lipper Analytical Services, Inc. ("Lipper"), CDA Investment Technologies ("CDA"), Variable Annuity Research Data Service ("VARDS") and Morningstar, Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

     Lipper's and Morningstar's rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, CDA, VARDS and Morningstar rank or illustrate such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

     Advertising and sales literature may also compare the performance of each Variable Account to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

     We may also report other information including the effect of systematic withdrawals, systematic investments and tax-deferred compounding on a Variable Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts. All income and capital gains derived from Variable Account investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the Variable Account investment experience is positive.

                                 VOTING RIGHTS

     We are the legal owner of the Portfolio shares held in the Variable Accounts. However, when a Portfolio is required to solicit the votes of its shareholders through the use of proxies, we believe that current law requires us to solicit you and other Contract Owners as to how we should vote the Portfolio shares held in the Variable Accounts. If we determine that we no longer are required to solicit your votes, we may vote the shares in our own right.

     When we solicit your vote, the number of votes you have will be calculated separately for each Variable Account in which you have an investment. The number of your votes is based on the net asset value per share of the Portfolio in which the Variable Account invests. It may include fractional shares. Before the Annuity

Start Date, you hold a voting interest in each Variable Account to which the Contract Value is allocated. After the Annuity Start Date, the Annuitant has a voting interest in each Variable Account from which variable annuity payments are made. If you have a voting interest in a Variable Account, you will receive proxy materials and reports relating to any meeting of shareholders of the Portfolio in which that Variable Account invests.

     If we do not receive timely voting instructions for Portfolio shares or if we own the shares, we will vote those shares in proportion to the voting instructions we receive. Instructions we receive to abstain on any item will reduce the total number of votes being cast on a matter. For further details as to how we determine the number of your votes, see the Statement of Additional Information.

                              FEDERAL TAX MATTERS

                    THE FOLLOWING DISCUSSION IS GENERAL AND
                         IS NOT INTENDED AS TAX ADVICE

INTRODUCTION

     This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the annuity contract issued by us. Any person concerned about these tax implications should consult a competent tax advisor before initiating any transaction. This discussion is based upon our understanding of the present federal income tax laws, as they are currently interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.


     The Contract may be purchased on a non-qualified basis or purchased and used in connection with plans qualifying for favorable tax treatment. The Qualified Contract is designed for use by individuals whose Premium Payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, or 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, and on the economic benefit to you, the Annuitant, or the beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on our tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of a Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of a Contract. The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.


TAX STATUS OF THE CONTRACT

     Diversification Requirements. Section 817(h) of the Code provides that separate account investments underlying a contract must be "adequately diversified" in accordance with Treasury regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code. The Separate Account, through each underlying Fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various Variable Accounts may be invested. Although we do not have direct control over the Funds in which the Separate Account invests, we believe that each Fund in which the Separate Account owns shares will meet the diversification requirements, and therefore, the Contract will be treated as an annuity contract under the Code.

     Owner Control. In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable annuity contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Contract Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular variable accounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.


     The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the Owner of a Contract has the choice of one or more Variable Accounts in which to allocate Net Premium Payments and Contract Values, and may be able to transfer among Variable Accounts more frequently than in such rulings. These differences could result in an Owner being treated as the Owner of a pro rata share of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. We, therefore, reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the Owner of any portion of the assets of the Separate Account.


     Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to provide that: (a) if any Owner dies on or after the Annuity Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and (b) if any Owner dies before the Annuity Start Date, the entire interest in the Contract will be distributed within five years after the date of your death. These requirements will be considered satisfied as to any portion of the Owner's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such Beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of that Owner's death. The Owner's "designated beneficiary" is the person to whom ownership of the Contract passes by reason of death. However, if a "designated beneficiary" is the surviving spouse of a deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.



     The Non-Qualified Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify the Contracts if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise. If Section 72(s) requires an amendment to the Contracts we will make such an amendment. Such amendment may be effective retroactively if necessary for compliance with Section 72(s).


     Other rules may apply to Qualified Contracts.

     The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

TAXATION OF ANNUITIES

     In General. Section 72 of the Code governs taxation of annuities in general. We believe that if you are a natural person you are not taxed on increases in the value of a Contract until distribution occurs by withdrawing all or part of the Contract Value (e.g., partial and full withdrawals) or as annuity payments under the payment option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Contract Value (and in the case of a Qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or payment option) is taxable as ordinary income.

     The Owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the Contract Value over the "investment in the contract" during the taxable year. There are some exceptions to this rule, and a prospective Owner that is not a natural person may wish to discuss these with a competent tax advisor.

     The following discussion generally applies to Contracts owned by natural persons.

     Withdrawals. In the case of a partial withdrawal from a Qualified Contract, under Section 72(e) of the Code, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any Premium Payment paid by or on behalf of the individual under a Contract which was not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from Qualified Contracts.

     In the case of a partial withdrawal from a Non-Qualified Contract, under
Section 72(e), any amounts received are generally first treated as taxable income to the extent that the Contract Value immediately before the partial withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable.

     In the case of a full withdrawal under a Qualified or Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the "investment in the contract."

     Section 1035 of the Code generally provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. If the surrendered contract was issued before August 14, 1982, the tax rules formerly providing that the withdrawal was taxable only to the extent the amount received exceeds your investment in the contract will continue to apply to amounts allocable to investments in that contract before August 14, 1982. In contrast, contracts issued after January 19, 1985 in a Code Section 1035 exchange are treated as new contracts for purposes of the penalty and distribution-at-death rules. Special rules and procedures apply to Section 1035 transactions. Persons who may wish to take advantage of Section 1035 should consult their tax adviser.

     Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, under Code Section 72(b), generally (prior to recovery of the investment in the contract) gross income does not include that part of any amount received as an annuity under an annuity contract that bears the same ratio to such amount as the investment in the contract bears to the expected return at the annuity starting date. For variable annuity payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract." For fixed annuity payments, in general, there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payments; however, the remainder of each annuity payment is taxable until the recovery of the investment in the contract, and thereafter the full amount of each annuity payment is taxable. If death occurs before full recovery of the investment in the contract, the unrecovered amount may be deducted on the Annuitant's final tax return.

     Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of the death of an Owner or the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full withdrawal from the contract or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments.

     Other rules relating to distributions at death apply to Qualified Contracts. You should consult your legal counsel and tax adviser regarding these rules and their impact on Qualified Contracts.

     Penalty Tax on Certain Withdrawals. In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty on distributions:

        1. made on or after the taxpayer reaches age 59 1/2;

        2. made on or after the death of the owner (or if the owner is not an individual, the death of the primary Annuitant);

        3. attributable to the taxpayer's becoming disabled;

        4. a part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary;

        5. made under certain annuities issued in connection with structured settlement agreements; or

        6. made under an annuity contract that is purchased with a single Premium Payment when the Annuity Start Date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity payment period.

     Other tax penalties may apply to certain distributions under a Qualified Contract.


     Possible Changes in Taxation. Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. For instance, the President's 1999 Budget Proposal recommended legislation that, if enacted, would adversely modify the federal taxation of the Contracts. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.


TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT


     A transfer of Ownership of a Contract, the designation of an Annuitant, Payer or other Beneficiary who is not also the Owner, the selection of certain Annuity Start Dates or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, designation, selection, assignment, or exchange of a Contract should contact a competent tax advisor with respect to the potential tax effects of such a transaction.


WITHHOLDING


     Distributions from Contracts generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not have tax withheld from distributions. "Eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA. Certain states also require withholding of state income tax whenever federal income tax is withheld.


MULTIPLE CONTRACTS


     All non-qualified deferred annuity contracts entered into after October 21, 1988 that we (or our affiliates) issue to you during any calendar year are treated as one annuity contract for purposes of determining the amount includible in gross income under Section 72(e). The effects of this rule are not yet clear; however, it could affect the time when income is taxable and the amount that might be subject to the 10% penalty tax described above. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same Owner. Accordingly, a Contract Owner should consult a competent tax advisor before purchasing more than one annuity contract.

TAXATION OF QUALIFIED PLANS

     The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Contract Owners, the Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents. Brief descriptions follow of the various types of qualified retirement plans in connection with a Contract. We will amend the Contract as necessary to conform it to the requirements of such plan.

     Corporate Pension and Profit Sharing Plans and H.R. 10 Plans. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.


     Individual Retirement Annuities. Section 408 of the Code permits eligible individuals and their employers to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA". IRA contributions are limited each year to $2,000, or 100% of the Owner's adjusted gross income, if less. IRA contributions may be wholly or partly deductible depending on the individual's income and whether the individual is a participant in a qualified plan. Distributions from certain other types of qualified plans, however, may be "rolled over" on a tax-deferred basis into an IRA without regard to this limit. Earnings in an IRA are not taxed while held in the IRA. All amounts in the IRA (other than nondeductible contributions) are taxed when distributed. Distributions prior to age 59 1/2 (with certain exceptions) are also subject to a 10% penalty tax. Sales of the Contract for use with Traditional IRAs may be subject to special requirements of the Internal Revenue Service. Employers may establish Simplified Employee Pension (SEP) Plans to provide Traditional IRA contributions on behalf of their employees. The Internal Revenue Service has not reviewed the Contract for qualification as an Traditional IRA, and has not generally ruled whether a death benefit provision such as the provision in the Contract comports with IRA qualification requirements.


     Roth IRAs. Effective January 1, 1998, section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of a Traditional IRA to a Roth IRA may be subject to tax and other special rules may apply. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or
(2) during the five taxable years starting with the year in which the first contribution is made to a Roth IRA.

     Simplified Employee Pension (SEP) IRAs. Employers may establish Simplified Employee Pension (SEP) IRAs under Code section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general Code rules governing IRAs, such plans are subject to certain Code requirements regarding participation and amounts of contributions.


     Simple Retirement Accounts. Beginning January 1, 1997, certain small employers may establish Simple Retirement Accounts as provided by Section 408(p) of the Code, under which employees may elect to defer up to $6,000 (as increased for cost of living adjustments) as a percentage of compensation. The sponsoring employer is required to make a matching contribution on behalf of contributing employees. Distributions from a Simple Retirement Account are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age
59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan. The failure of the Simple Retirement Account to meet Code requirements may result in adverse tax consequences.

     Tax Sheltered Annuities. Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the Premium Payments paid, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These Premium Payments may be subject to FICA (social security) tax.

RESTRICTIONS UNDER QUALIFIED CONTRACTS

     Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Contracts or under the terms of the plans in respect of which Qualified Contracts are issued.

POSSIBLE CHARGE FOR THE COMPANY'S TAXES

     At the present time, we make no charge to the Variable Accounts for any Federal, state, or local taxes that we incur which may be attributable to such Variable Accounts or the Contracts. We, however, reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Variable Accounts or to the Contracts.

OTHER TAX CONSEQUENCES

     As noted above, the foregoing comments about the Federal tax consequences under these Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the Federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of Ownership or receipt of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution. A competent tax advisor should be consulted for further information.

                               OTHER INFORMATION

HOLIDAYS

     In addition to federal holidays, we are closed on the following days: the Friday after Thanksgiving, the day before Christmas when Christmas falls on Tuesday through Saturday, the day after Christmas when Christmas falls on Sunday or Monday, and the day after New Year's Day when it falls on a Sunday, the Monday after New Year's Day when New Year's Day falls on a Saturday, and the day before or after Independence Day when it falls on Saturday or Sunday.

PAYMENTS

     We will usually pay you any full or partial withdrawal, Death Benefit payment, (or for Qualified Contracts only, payment of your loan proceeds) within seven days after we receive your Written Request, any information or documentation we reasonably need to process your request, and in the case of a Death Benefit receipt and filing of due proof of death.

     However, we may be required to suspend or postpone payments during any period when:

        1. the New York Stock Exchange is closed, other than customary weekend and holiday closings;

        2. trading on the New York Stock Exchange is restricted as determined by the SEC;

        3. the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of the value of the Separate Account's net assets not reasonably practicable; or

        4. the SEC permits, by order, the suspension or postpone of payments for your protection.

     If a recent check or draft has been submitted, we have the right to delay payment until we have assured ourselves that the check or draft has been honored.


     We have the right to defer payment for a full or partial withdrawal or transfer from the Fixed Account for up to six months from the date we receive your Written Request. If we do not make a payment within 10 days after we receive the documentation we need to complete the transaction (or a shorter period if required by a particular jurisdiction), we will credit interest to the amount to be paid from the date we received the necessary documentation at the then current rate applicable to the Fixed Account, but the interest will not be less than 3% per annum.


MODIFICATION

     Upon notice to you, we may modify the Contract to:

        1. permit the Contract or the Separate Account to comply with any applicable law or regulation issued by a government agency; or

        2. assure continued qualification of the Contract under the Code or other federal or state laws relating to retirement annuities or variable annuity contracts; or

        3. reflect a change in the operation of the Separate Account; or

        4. provide additional investment options.

     In the event of most such modifications, we will make appropriate endorsement to the Contract.

DISTRIBUTION OF THE CONTRACTS

     IL Securities, Inc. ("IL Securities"), P.O. Box 1230, 2960 North Meridian Street, Indianapolis, Indiana 46208, acts as the distributor for the Contracts. IL Securities is an affiliate of Indianapolis Life Insurance Company.


     Sales commissions will be paid to broker-dealers who sell the Contracts. Broker-dealers will be paid commissions of up to 7.2% of Premium Payments. Other commissions of up to 1.25% may also be paid. We may also pay up to 1.25% of Premium Payments to IL Securities to compensate it for certain distribution expenses. These broker-dealers are expected to compensate sales representatives in varying amounts from these commissions. In addition, we may pay other distribution expenses such as production incentive bonuses, agent's insurance and pension benefits, and agency expense allowances. These distribution expenses do not result in any additional charges against the Contracts other than those described under "Fees and Charges."


LEGAL PROCEEDINGS


     We and our affiliates, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are not pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account or on us.


REPORTS TO OWNERS

     We will mail a report to you at least annually at your last known address of record. The report will state the Contract Value (including the Contract Value in each Variable Account and the Fixed Account) of the Contract, Premium Payments paid and charges deducted since the last report, partial withdrawals made since the last report and any further information required by any applicable law or regulation.

INQUIRIES

     Inquiries regarding your Contract may be made by writing to us at our Service Center.


YEAR 2000 MATTERS



     Like all financial services providers, we utilize systems that may be affected by Year 2000 transition issues and we rely on service providers, including the Portfolios and the administrator, that also may be affected. We have developed, and are in the process of implementing, a Year 2000 transition plan. In addition, we are in the process of confirming that the Portfolios and our service providers are also engaged in similar transition plans. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on our operations. However, as of the date of this Prospectus, we do not anticipate that owners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. We currently anticipate that our systems will be Year 2000 compliant on or about December 31, 1998, but there can be no assurance that we will be successful, or that interaction with other service providers will not impair services at that time.


FINANCIAL STATEMENTS


     The audited statutory basis balance sheets for the Company as of December 31, 1997 and 1996, and the related statutory basis statements of income and changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1997, as well as the Report of the Independent Auditors, are contained in the Statement of Additional Information ("SAI"). The financial statements of the Company should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.



     The unaudited September 30, 1998 financial statements of Bankers Life Insurance Company of New York, prepared in accordance with accounting practices prescribed or permitted by the State of New York Insurance Department but do not include all the information and footnotes required for complete financial statements, are contained in this Statement of Additional Information.

                            TABLE OF CONTENTS OF THE
                      STATEMENT OF ADDITIONAL INFORMATION

     Additional information about the Contract and the Separate Account is contained in the Statement of Additional Information (SAI). You may obtain a free copy of the SAI by writing to us at the address shown on the front cover or by calling 1-888-227-5769. The following is the Table of Contents for that Statement.


                                                              PAGE
                                                              ----
ADDITIONAL CONTRACT PROVISIONS..............................
  The Contract..............................................
  Incontestability..........................................
  Incorrect Age or Sex......................................
  Nonparticipation..........................................
  Options...................................................
CALCULATION OF VARIABLE ACCOUNT AND ADJUSTED PORTFOLIO
  PERFORMANCE DATA..........................................
  Money Market Variable Account Yields......................
  Other Variable Account Yields.............................
  Average Annual Total Returns for Variable Accounts........
  Non-Standard Variable Account Total Returns...............
  Adjusted Historic Portfolio Performance Data..............
  Effect of the Contract Fee on Performance Data............
  Other Information.........................................
NET INVESTMENT FACTOR.......................................
VARIABLE ANNUITY PAYMENTS...................................
  Assumed Investment Rate...................................
  Amount of Variable Annuity Payments.......................
  Annuity Unit Value........................................
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS...........
  Resolving Material Conflicts..............................
TERMINATION OF PARTICIPATION AGREEMENTS.....................
  The Alger American Fund...................................
  Fidelity Variable Insurance Products Fund.................
  Fidelity Variable Insurance Products Fund II..............
  OCC Accumulation Trust....................................
  Royce Capital Fund........................................
  SAFECO Resource Series Trust..............................
  SoGen Variable Funds, Inc.................................
  T. Rowe Price Fixed Income Series, Inc....................
  T. Rowe Price International Series, Inc...................
  Van Eck Worldwide Insurance Trust.........................
VOTING RIGHTS...............................................
SAFEKEEPING OF ACCOUNT ASSETS...............................
DISTRIBUTION OF THE CONTRACTS...............................
LEGAL MATTERS...............................................
EXPERTS.....................................................
OTHER INFORMATION...........................................
FINANCIAL STATEMENTS........................................

                       STATEMENT OF ADDITIONAL INFORMATION

                                     for the

                                VISIONARY CHOICE

               FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT
               ---------------------------------------------------

                                 Issued Through

          BANKERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT 1
                                   Offered by

                   BANKERS LIFE INSURANCE COMPANY OF NEW YORK
                             65 Froehlich Boulevard
                            Woodbury, New York 11797

                              --------------------

         This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Visionary Choice flexible premium deferred variable annuity contract (the "Contract") offered by Bankers Life Insurance Company of New York.


         The Owner may obtain a copy of the Prospectus for the Visionary Choice Contract dated ______________, 199__ by calling 1-888-227-5769 or by writing to the Annuity Service Center: Bankers Life Insurance Company of New York, c/o USA Administration Services, Inc., P.O. Box 29105, Overland Park, KS 66201.


         Terms used in the current Prospectus for the Contract are incorporated into this Statement.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUSES FOR THE OWNER'S CONTRACT AND THE FUNDS.


   The date of this Statement of Additional Information is __________, 199___.

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS

                                                                                         Page
                                                                                         ----
ADDITIONAL CONTRACT PROVISIONS..............................................................
                  The Contract..............................................................
                  Incontestability..........................................................
                  Incorrect Age or Sex......................................................
                  Nonparticipation..........................................................
                  Options...................................................................
CALCULATION OF VARIABLE ACCOUNT AND ADJUSTED PORTFOLIO
PERFORMANCE DATA............................................................................
                  Money Market Variable Account Yields......................................
                  Other Variable Account Yields.............................................
                  Average Annual Total Returns for the Variable Accounts....................
                  Non-Standard Variable Account Total Returns...............................
                  Adjusted Historic Portfolio Performance Data..............................
                  Effect of the Contract Fee on Performance Data............................
                  Other Information.........................................................
NET INVESTMENT FACTOR.......................................................................
VARIABLE ANNUITY PAYMENTS...................................................................
                  Assumed Interest Rate.....................................................
                  Amount of Variable Annuity Payments.......................................
                  Annuity Unit Value........................................................
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS...........................................
                  Resolving Material Conflicts..............................................
TERMINATION OF PARTICIPATION AGREEMENTS.....................................................
                  The Alger American Fund...................................................
                  Fidelity Variable Insurance Products Fund.................................
                  Fidelity Variable Insurance Products Fund II..............................
                  OCC Accumulation Trust....................................................
                  Royce Capital Fund........................................................
                  SAFECO Resource Series Trust..............................................
                  SoGen Variable Funds, Inc.................................................
                  T. Rowe Price Fixed Income Series, Inc....................................
                  T. Rowe Price International Series, Inc...................................
                  Van Eck Worldwide Insurance Trust.........................................
VOTING RIGHTS...............................................................................
SAFEKEEPING OF ACCOUNT ASSETS...............................................................
DISTRIBUTION OF THE CONTRACTS...............................................................
LEGAL MATTERS...............................................................................
EXPERTS.....................................................................................
OTHER INFORMATION...........................................................................
FINANCIAL STATEMENTS........................................................................

                         ADDITIONAL CONTRACT PROVISIONS

THE CONTRACT

         The entire contract is the Contract, the signed application, the data page, the endorsements, options and all other attached papers. The statements made in the application are deemed representations and not warranties. The Company will not use any statement in defense of a claim or to void the Contract unless it is contained in the application.

         Any change in the Contract or waiver of its provisions must be in writing and signed by the Company's President, a Vice President, Secretary or Assistant Secretary. No other person -- no agent or Registered Representative -- has authority to change or waive any provision of this Contract.

         Upon notice to the Contract Owner, the Company may modify the Contract if necessary to permit the Contract or the Separate Account to comply with any applicable law or regulation issued by a governmental agency; or if necessary to assure continued qualification of the contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or variable annuity contracts; or if necessary to effect a change in the operation of the Separate Account or to provide additional investment options.

         In the event of such modifications, the Company will make the appropriate endorsement to the Contract.

INCONTESTABILITY

         The Company will not contest the Contract from the Date of Issue.

INCORRECT AGE OR SEX

         The Company may require proof of age, sex, and right to payments before making any life annuity payments. If the age or sex (if applicable) of the annuitant has been stated incorrectly, the Annuity Start Date and the amount of the annuity payments will be determined using the correct age and sex. If misstatement of age or sex results in annuity payments that are too large, the overpayments will be charged with interest compounded at 3% per year against subsequent payments. If the Company has made payments that are too small, the underpayments will be paid with interest compounded at 3% per year upon receipt of notice of the underpayments.

NONPARTICIPATION

         The Contract does not participate in the Company's surplus earnings or profits.

            CALCULATION OF VARIABLE ACCOUNT AND ADJUSTED PORTFOLIO
                                PERFORMANCE DATA


         The Company may advertise and disclose historic performance data for the Variable Accounts, including yields, standard annual total returns, and other nonstandard measures of performance, as well as adjusted historic performance for the Portfolios. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC.


MONEY MARKET VARIABLE ACCOUNT YIELDS

         Advertisements and sales literature may quote the current annualized yield of the Money Market Variable Account for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses, or income other than investment income, on shares of the Money Market Portfolio.

         This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation, and exclusive of income other than investment income) at the end of the seven-day period in the value of a hypothetical Variable Account under a Contract having a balance of one unit of the Money Market Variable Account at the beginning of the period, dividing such net change in Variable Account value by the value of the hypothetical Variable Account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects: 1) net income from the Portfolio attributable to the hypothetical Variable Account; and 2) charges and deductions imposed under the Contract which are attributable to the hypothetical Variable Account. These charges and deductions include the per unit charges for: 1) the annualized Contract Fee; 2) the mortality and expense risk charge; and 3) the asset-based administration charge. For purposes of calculating current yields for a Contract, an average per unit Contract Fee is used based on the $30 annualized Contract Fee which is deducted in four equal payments at the end of each Contract Quarter. Current Yield is calculated according to the following formula:

         Current Yield = ((NCS - ES)/UV) X (365/7)

         Where:

         NCS       =     the net change in the value of the Money Market
                         Portfolio (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation, and exclusive of income other than investment income) for the seven-day period attributable to a hypothetical Variable Account having a balance of one Variable Account unit.

         ES        =       per unit expenses attributable to the hypothetical
                           Variable Account for the seven-day period.

         UV        =       the unit value for the first day of the seven-day
                           period.


         The Company may also disclose the effective yield of the Money Market Variable Account for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

                                         365/7
         Effective yield = (1 + ((NCS-ES)/UV)) - 1

         Where:

         NCS       =       the net change in the value of the Money Market
                           Portfolio (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation, and exclusive of income other than investment income) for the seven-day period attributable to a hypothetical Variable Account having a balance of one Variable Account unit.

         ES        =       per unit expenses attributable to the hypothetical
                           Variable Account for the seven-day period.

         UV        =       the unit value for the first day of the seven-day
                           period.


         Because of the charges and deductions imposed under the Contract, the yield for the Money Market Variable Account is lower than the yield for the Money Market Portfolio.

         The current and effective yields on amounts held in the Money Market Variable Account normally fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market Variable Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types and quality of securities held by the Money Market Portfolio and that Portfolio's operating expenses. Yields on amounts held in the Money Market Variable Account may also be presented for periods other than a seven-day period.

         Yield calculations do not take into account the Withdrawal Charge that is assessed on certain withdrawals of Contract Value. The amount of the Withdrawal Charge depends on the Withdrawal Charge Option and the Free Withdrawal Option chosen by the Owner at the time of purchase. See "Fees and Charges" in the prospectus for further description of these options. No Withdrawal Charge applies to Contract Value in excess of aggregate Premium Payments.

OTHER VARIABLE ACCOUNT YIELDS

         Sales literature or advertisements may quote the current annualized yield of one or more of the Variable Accounts (except the Money Market Variable Account) under the Contract for 30-day or one-month periods. The annualized yield of a Variable Account refers to income generated by the Variable Account during a 30-day or one-month period and is assumed to be generated each period over a 12-month period.

         The yield is computed by: 1) dividing the net investment income of the Portfolio attributable to the Variable Account units less Variable Account expenses for the period; by 2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; and 3) compounding that yield for a six-month period; and 4) multiplying that result by 2. Expenses attributable to the Variable Account include the annualized Contract Fee, the asset-based administration charge and the mortality and expense risk charge. The yield calculation assumes a Contract Fee of $30 per year per Contract deducted at the end of each Contract Year. For purposes of calculating the 30-day or one-month yield, an average Contract Fee based on the average Contract Value in the Variable Account is used to determine the amount of the charge attributable to the Variable Account for the 30-day or one-month period. The 30-day or one-month yield is calculated according to the following formula:

                                                      6
         Yield     =    2 X (((NI - ES)/(U X UV)) + 1)  - 1)

         Where:

         NI        =    net income of the Portfolio for the 30-day or one-month
                        period attributable to the Variable Account's units.

         ES        =    expenses of the Variable Account for the 30-day or
                        one-month period.

         U         =    the average number of units outstanding.

         UV        =    the unit value at the close (highest) of the last day in
                        the 30-day or one-month period.


         Because of the charges and deductions imposed under the Contracts, the yield for the Variable Account is lower than the yield for the corresponding Portfolio.

         The yield on the amounts held in the Variable Accounts normally fluctuates over time. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. A Variable Account's actual yield is affected by the types and quality of securities held by the corresponding Portfolio and that Portfolio's operating expenses.

         Yield calculations do not take into account the Withdrawal Charge that is assessed on certain withdrawals of Contract Value. The amount of the Withdrawal Charge depends on the Withdrawal Charge Option and the Free Withdrawal Option chosen by the Owner at the time of purchase. See "Fees and Charges" in the prospectus for further description of these options.

AVERAGE ANNUAL TOTAL RETURNS FOR THE VARIABLE ACCOUNTS


         Sales literature or advertisements may also quote average annual total returns for one or more of the Variable Accounts for various periods of time. If the Company advertises total return for the Money Market Variable Account, such advertisements and sales literature will include the statement that yield more closely reflects current earnings than total return.


         When a Variable Account has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed.

         Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.

         Standard average annual total returns are calculated using Variable Account unit values which the Company calculates on each valuation day based on the performance of the Variable Account's underlying Portfolio, the deductions for the mortality and expense risk charge, the deductions for the asset-based administration charge and the annualized Contract Fee. The calculation assumes that the Contract Fee is $7.50 per quarter per Contract deducted at the end of each Contract quarter. For purposes of calculating average annual total return, an average per-dollar per-day Contract Fee attributable to the hypothetical Variable Account for the period is used. The calculation also assumes total withdrawal of the Contract at the end of the period for the return quotation and will take into account the Withdrawal Charge applicable to the Contract that is assessed on certain withdrawals of Contract Value.

Standard total return is calculated according to the following formula:

                                1/N
         TR        =    ((ERV/P)   ) - 1

         Where:

         TR        =    the average annual total return net of Variable Account
                        recurring charges.

         ERV       =    the ending redeemable value (net of any applicable
                        Withdrawal Charge) of the hypothetical Variable Account at the end of the period.

         P         =    a hypothetical initial payment of $1,000.

         N         =    the number of years in the period.


NON-STANDARD VARIABLE ACCOUNT TOTAL RETURNS

         Sales literature or advertisements may also quote average annual total returns for the Variable Accounts that do not reflect any Withdrawal Charges. Such non-standard total returns are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical Variable Account for the period is replaced with an ending value for the period that does not take into account any Withdrawal Charges.

         The Company may disclose cumulative total returns in conjunction with the standard formats described above. The cumulative total returns will be calculated using the following formula:

         CTR       =    (ERV/P) - 1

         Where:

         CTR       =    The cumulative total return net of Variable Account
                        recurring charges for the period.

         ERV       =    The ending redeemable value of the hypothetical
                        investment at the end of the period.

         P         =    A hypothetical single payment of $1,000.

ADJUSTED HISTORIC PORTFOLIO PERFORMANCE DATA

         Sales literature or advertisements may quote adjusted yields and total returns for the Portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic Portfolio performance may include data that precedes the inception dates of the Variable Accounts. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.

         Non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed.

EFFECT OF THE CONTRACT FEE ON PERFORMANCE DATA

         The Contract provides for a $7.50 Contract Fee to be deducted at the end of each Contract Quarter from the Fixed and Variable Accounts based on the proportion that the value of each such Account bears to the total Contract Value. For purposes of reflecting the Contract Fee in yield and total return quotations, the Contract Fee is converted into a per-dollar per-day charge based on the average Contract Value in the Separate Account of all Contracts on the last day of the period for which quotations are provided. The per-dollar per-day average charge will then be adjusted to reflect the basis upon which the particular quotation is calculated.

OTHER INFORMATION

         The following is a partial list of those publications which may be cited in the Funds' advertising shareholder materials which contain articles describing investment results or other data relative to one or more of the Variable Accounts. Other publications may also be cited.

     Broker World                                     Financial World
     Across the Board                                 Advertising Age
     American Banker                                  Barron's
     Best's Review                                    Business Insurance
     Business Month                                   Business Week
     Changing Times                                   Consumer Reports
     Economist                                        Financial Planning
     Forbes                                           Fortune
     Inc.                                             Institutional Investor
     Insurance Forum                                  Insurance Sales
     Insurance Week                                   Journal of Accountancy
     Journal of the American Society of               Journal of Commerce
        CLU & ChFC
     Life Insurance Selling                           Life Association News
     MarketFacts                                      Manager's Magazine
     National Underwriter                             Money
     Morningstar, Inc.                                Nation's Business
     New Choices (formerly 50 Plus)                   New York Times
     Pension World                                    Pensions & Investments
     Rough Notes                                      Round the Table
     U.S. Banker                                      VARDs
     Wall Street Journal                              Working Woman

ADJUSTED HISTORICAL PORTFOLIO PERFORMANCE FIGURES

         The charts below show "adjusted" historical performance data for the Portfolios, including for periods prior to the inception of the Variable Accounts, based on the performance of each Portfolio since its inception date, with a level of charges equal to those currently assessed under the Contracts. THESE FIGURES ARE NOT AN INDICATION OF THE FUTURE PERFORMANCE OF THE VARIABLE ACCOUNTS. Some of the figures reflect the waiver of advisory fees and reimbursement of other expenses for part or all of the periods indicated.

         Adjusted historical standard average annual total returns for periods since the inception of each Portfolio are as follows. These figures include: (a) the daily deduction of the mortality and expenses charges at an annual rate of 1.25% (except that, prior to the inception of the corresponding Variable Account, deductions are monthly); (b) the daily deduction of the annual administrative expenses charge at an annual rate of 0.15% (except that, prior to the inception of the corresponding Variable Account, deductions are monthly);
(c) the quarterly deduction of the administration charge of $7.50 adjusted for average account size; and (d) the deduction of the applicable contingent deferred sales load for the Visionary contract and the Date of Issue Withdrawal Charge Option under the Visionary Choice contract.


==============================================================================================================================
             PORTFOLIO                      For the        For the         For the          For the          For the period
     (Date of commencement of                1-year         3-year         5 -year          10-year               from
    operation of Corresponding               period         period         period           period            commencement
            Portfolio)                        ended          ended          ended            ended            of Portfolio
                                            12/31/97       12/31/97       12/31/97         12/31/97            operations
                                                                                                              to 12/31/97
------------------------------------------------------------------------------------------------------------------------------

ALGER AMERICAN FUND
------------------------------------------------------------------------------------------------------------------------------

     MidCap Growth (5/3/93)                   6.31%         21.34%           N/A              N/A               20.65%
     Small Capitalization (9/20/88)           2.83%         17.04%         11.05%             N/A               18.08%
------------------------------------------------------------------------------------------------------------------------------

FIDELITY VIP FUND
------------------------------------------------------------------------------------------------------------------------------

     Equity Income (10/9/86)                 19.23%         22.28%         17.77%           14.96%              12.94%
     Growth (10/9/86)                        14.67%         21.77%         16.04%           15.76%              14.13%
     Money Market (4/2/82)*                  -2.62%          1.92%          2.14%            3.84%               5.05%
------------------------------------------------------------------------------------------------------------------------------

FIDELITY VIP FUND II
------------------------------------------------------------------------------------------------------------------------------

     Asset Manager (9/6/89)                  11.88%         14.00%         10.47%             N/A               11.04%
     Contrafund (1/3/95)                     15.32%           N/A            N/A              N/A               25.40%
     Index 500 (8/27/92)                     23.91%         27.68%         17.57%             N/A               17.62%
     Investment Grade Bond (12/5/88)          0.67%          6.09%          3.13%             N/A                4.08%
------------------------------------------------------------------------------------------------------------------------------

OCC ACCUMULATION TRUST
------------------------------------------------------------------------------------------------------------------------------

     Managed (8/31/88)                       13.50%         26.77%         17.58%             N/A               18.91%
     Small Cap (8/31/88)                     13.46%         15.28%         12.10%             N/A               13.97%
------------------------------------------------------------------------------------------------------------------------------

ROYCE CAPITAL FUND
------------------------------------------------------------------------------------------------------------------------------

============================================================================================================================
             PORTFOLIO                      For the        For the         For the         For the       For the period
     (Date of commencement of                1-year         3-year         5 -year         10-year            from
    operation of Corresponding               period         period         period          period         commencement
            Portfolio)                        ended          ended          ended           ended         of Portfolio
                                            12/31/97       12/31/97       12/31/97        12/31/97         operations
                                                                                                          to 12/31/97
----------------------------------------------------------------------------------------------------------------------------

     Royce Micro-Cap (12/27/96)              12.45%          N/A             N/A              N/A            12.53%
----------------------------------------------------------------------------------------------------------------------------

SAFECO RESOURCE SERIES TRUST
----------------------------------------------------------------------------------------------------------------------------

     Equity (11/6/86)                        16.03%        17.23%          17.15%           16.00%           13.73%
     Growth (12/31/92)                       35.47%        35.88%          30.24%             N/A            30.24%
----------------------------------------------------------------------------------------------------------------------------

SoGEN VARIABLE FUNDS, INC.
----------------------------------------------------------------------------------------------------------------------------

     SoGen Overseas (2/3/97)                   N/A           N/A             N/A              N/A           -10.61%
----------------------------------------------------------------------------------------------------------------------------

T. ROWE PRICE FIXED INCOME SERIES, INC.
----------------------------------------------------------------------------------------------------------------------------

     Limited-Term Bond (5/13/94)              5.40%         2.76%            N/A              N/A             2.74%
----------------------------------------------------------------------------------------------------------------------------

T. ROWE PRICE INTERNATIONAL SERIES, INC.
----------------------------------------------------------------------------------------------------------------------------

     International Stock (3/31/94)           -6.95%         5.06%            N/A              N/A             4.22%
----------------------------------------------------------------------------------------------------------------------------

VAN ECK WORLDWIDE INSURANCE TRUST
----------------------------------------------------------------------------------------------------------------------------

     Worldwide Hard Assets (8/31/89)         -9.29%         1.72%          10.44%             N/A             4.07%
============================================================================================================================



* Yield more closely reflects current earnings of the Money Market Portfolio than its total return.



         Adjusted historical non-standard average annual total returns for periods since the inception of each Portfolio are as follows. These figures include: (a) the daily deduction of the mortality and expenses charge at an annual rate of 1.25% (except that, prior to the inception of the corresponding Variable Account, deductions are monthly); and (b) and the daily deduction of the annual administrative expenses charge at the annual rate of 0.15% (except that, prior to the inception of the corresponding Variable Account, deductions are monthly). These figures do not reflect the quarterly deduction of the administration charge and any applicable contingent deferred sales load which, if deducted, would reduce performance.



============================================================================================================================
                                                                                                      For the period from
             PORTFOLIO                      For the        For the         For the        For the       commencement of
     (Date of commencement of                1-year         3-year         5 -year        10-year          Portfolio
    operation of Corresponding               period         period         period         period           operations
            Portfolio)                        ended          ended          ended          ended          to 12/31/97
                                            12/31/97       12/31/97       12/31/97       12/31/97
----------------------------------------------------------------------------------------------------------------------------

ALGER AMERICAN FUND
----------------------------------------------------------------------------------------------------------------------------

     MidCap Growth (5/3/93)                  13.42%         22.88%           N/A            N/A              21.47%
     Small Capitalization (9/20/88)           9.85%         18.80%         12.05%           N/A              18.13%
----------------------------------------------------------------------------------------------------------------------------

============================================================================================================================
                                                                                                      For the period from
             PORTFOLIO                      For the        For the         For the          For the     commencement of
     (Date of commencement of                1-year         3-year         5 -year          10-year        Portfolio
    operation of Corresponding               period         period         period           period         operations
            Portfolio)                        ended          ended          ended            ended        to 12/31/97
                                            12/31/97       12/31/97       12/31/97         12/31/97
----------------------------------------------------------------------------------------------------------------------------

FIDELITY VIP FUND
----------------------------------------------------------------------------------------------------------------------------

     Equity Income (10/9/86)                 26.34%         23.91%         18.57%           15.02%           13.01%
     Growth (10/9/86)                        21.78%         23.41%         16.88%           15.82%           14.20%
     Money Market (4/2/82) *                  4.03%          4.21%          3.49%            3.93%            5.12%
----------------------------------------------------------------------------------------------------------------------------

FIDELITY VIP FUND II
----------------------------------------------------------------------------------------------------------------------------

     Asset Manager (9/6/89)                  18.99%         15.86%         11.48%            N/A             11.23%
     Contrafund (1/3/95)                     22.43%           N/A            N/A             N/A             26.96%
     Index 500 (8/27/92)                     31.02%         29.16%         18.38%            N/A             18.34%
     Investment Grade Bond (12/5/88)          7.55%          8.22%          4.44%            N/A              4.17%
----------------------------------------------------------------------------------------------------------------------------

OCC ACCUMULATION TRUST
----------------------------------------------------------------------------------------------------------------------------

     Managed (8/31/88)                       20.61%         28.29%         18.39%            N/A             18.97%
     Small Cap (8/31/88)                     20.56%         17.10%         13.06%            N/A             14.04%
----------------------------------------------------------------------------------------------------------------------------

ROYCE CAPITAL FUND
----------------------------------------------------------------------------------------------------------------------------

     Royce Micro-Cap (12/27/96)              19.56%           N/A            N/A             N/A             19.55%
----------------------------------------------------------------------------------------------------------------------------

SAFECO RESOURCE SERIES TRUST
----------------------------------------------------------------------------------------------------------------------------

     Equity (11/6/86)                        23.14%         18.99%         17.96%           16.06%           13.80%
     Growth (12/31/92)                       42.59%         37.22%         30.80%            N/A             30.80%
----------------------------------------------------------------------------------------------------------------------------

SoGEN VARIABLE FUNDS, INC.
----------------------------------------------------------------------------------------------------------------------------

     SoGen Overseas (2/3/97)                   N/A            N/A            N/A             N/A             -3.88%
----------------------------------------------------------------------------------------------------------------------------

T. ROWE PRICE FIXED INCOME SERIES, INC.
----------------------------------------------------------------------------------------------------------------------------

     Limited-Term Bond (5/13/94)             12.51%          5.02%           N/A             N/A              4.60%
----------------------------------------------------------------------------------------------------------------------------

T. ROWE PRICE INTERNATIONAL SERIES, INC.
----------------------------------------------------------------------------------------------------------------------------

     International Stock (3/31/94)           -0.60%          7.22%           N/A             N/A              5.94%
----------------------------------------------------------------------------------------------------------------------------

VAN ECK WORLDWIDE INSURANCE TRUST
----------------------------------------------------------------------------------------------------------------------------

     Worldwide Hard Assets (8/31/89)         -3.10%          4.02%         11.44%            N/A              4.34%
============================================================================================================================



* Yield more closely reflects current earnings of the Money Market Portfolio than its total return.



         Adjusted historical standard cumulative total returns for periods since the inception of each Portfolio are as follows. These figures include: (a) the daily deduction of the mortality and expenses charge at an annual rate of 1.25% (except that, prior to the inception of the corresponding Variable Account, deductions are monthly); (b) the daily deduction of the annual administrative expenses charge at an annual rate of 0.15% (except that, prior to the inception of the corresponding Variable Account, deductions are monthly);
(c) the quarterly deduction of an administration charge of $7.50 adjusted for average account size; and (d) the applicable contingent deferred sales load for the Visionary contract and for the Date of Issue Withdrawal Charge Option under the Visionary Choice contract.



============================================================================================================================
                                                                                                      For the period from
             PORTFOLIO                      For the        For the         For the          For the     commencement of
     (Date of commencement of                1-year         3-year         5-year           10-year        Portfolio
    operation of Corresponding               period         period         period           period         operations
            Portfolio)                        ended          ended          ended            ended        to 12/31/97
                                            12/31/97       12/31/97       12/31/97         12/31/97
----------------------------------------------------------------------------------------------------------------------------

ALGER AMERICAN FUND
----------------------------------------------------------------------------------------------------------------------------

     MidCap Growth (5/3/93)                   6.31%          78.20%           N/A              N/A            139.92%
     Small Capitalization (9/20/88)           2.83%          60.31%         68.91%             N/A            367.59%
----------------------------------------------------------------------------------------------------------------------------

FIDELITY VIP FUND
----------------------------------------------------------------------------------------------------------------------------

     Equity Income (10/9/86)                 19.23%          82.85%        126.57%          303.05%           291.97%
     Growth (10/9/86)                        14.67%          80.56%        110.39%          332.14%           341.24%
     Money Market (4/2/82) *                 -2.62%           5.86%         11.14%           45.82%           117.92%
----------------------------------------------------------------------------------------------------------------------------

FIDELITY VIP FUND II
----------------------------------------------------------------------------------------------------------------------------

     Asset Manager (9/6/89)                  11.88%          48.15%         64.52%             N/A            138.86%
     Contrafund (1/3/95)                     15.32%            N/A            N/A              N/A             96.84%
     Index 500 (8/27/92)                     23.91%         108.17%        124.62%             N/A            138.03%
     Investment Grade Bond (12/5/88)          0.67%          19.42%         16.67%             N/A             43.68%
----------------------------------------------------------------------------------------------------------------------------

OCC ACCUMULATION TRUST
----------------------------------------------------------------------------------------------------------------------------

     Managed (8/31/88)                       13.50%         103.72%        124.74%             N/A            403.69%
     Small Cap (8/31/88)                     13.46%          53.19%         77.05%             N/A            238.86%
----------------------------------------------------------------------------------------------------------------------------

ROYCE CAPITAL FUND
----------------------------------------------------------------------------------------------------------------------------

     Royce Micro-Cap (12/27/96)              12.45%            N/A            N/A              N/A             12.67%
----------------------------------------------------------------------------------------------------------------------------

SAFECO RESOURCE SERIES TRUST
----------------------------------------------------------------------------------------------------------------------------

     Equity (11/6/86)                        16.03%          61.09%        120.62%          341.15%           319.77%
     Growth (12/31/92)                       35.47%         150.67%        274.70%             N/A            274.70%
----------------------------------------------------------------------------------------------------------------------------

SoGEN VARIABLE FUNDS, INC.
----------------------------------------------------------------------------------------------------------------------------

     SoGen Overseas (2/3/97)                   N/A             N/A            N/A              N/A             -9.67%
----------------------------------------------------------------------------------------------------------------------------

T. ROWE PRICE FIXED INCOME SERIES, INC.
----------------------------------------------------------------------------------------------------------------------------

     Limited-Term Bond (5/13/94)              5.40%           8.51%           N/A              N/A             10.34%
----------------------------------------------------------------------------------------------------------------------------

T. ROWE PRICE INTERNATIONAL SERIES, INC.
----------------------------------------------------------------------------------------------------------------------------

     International Stock (3/31/94)           -6.95%          15.96%           N/A              N/A             16.78%
----------------------------------------------------------------------------------------------------------------------------

============================================================================================================================
                                                                                                      For the period from
             PORTFOLIO                      For the        For the         For the          For the     commencement of
     (Date of commencement of                1-year         3-year         5 -year          10-year        Portfolio
    operation of Corresponding               period         period         period           period         operations
            Portfolio)                        ended          ended          ended            ended        to 12/31/97
                                            12/31/97       12/31/97       12/31/97         12/31/97
----------------------------------------------------------------------------------------------------------------------------

VAN ECK WORLDWIDE INSURANCE TRUST
----------------------------------------------------------------------------------------------------------------------------

     Worldwide Hard Assets (8/31/89)        -9.29%          5.26%          64.32%            N/A             39.43%
============================================================================================================================



* Yield more closely reflects current earnings of the Money Market Portfolio than its total return.




         Adjusted historical non-standard cumulative total returns for periods since the inception of each Portfolio are as follows. These figures include: (a) the daily deduction of the mortality and expenses charges at an annual rate of 1.25% (except that, prior to the inception of the corresponding Variable Account, deductions are monthly); and (b) the daily deduction of the administrative expenses charge at an annual rate of 0.15% (except that, prior to the inception of the corresponding Variable Account, deductions are monthly). These figures do not reflect the quarterly deduction of the administration charge and the applicable contingent deferred sales load which, if deducted, would reduce performance. Nonstandard performance data will only be disclosed if standard performance data for the required periods is also disclosed.



============================================================================================================================
                                                                                                      For the period from
             PORTFOLIO                      For the        For the         For the          For the     commencement of
     (Date of commencement of                1-year         3-year         5-year           10-year        Portfolio
    operation of Corresponding               period         period         period           period         operations
            Portfolio)                        ended          ended          ended            ended        to 12/31/97
                                            12/31/97       12/31/97       12/31/97         12/31/97
----------------------------------------------------------------------------------------------------------------------------

ALGER AMERICAN FUND
----------------------------------------------------------------------------------------------------------------------------

     MidCap Growth (5/3/93)                 13.42%          85.56%            N/A             N/A           147.60%
     Small Capitalization (9/20/88)          9.85%          67.65%          76.60%            N/A           369.44%
----------------------------------------------------------------------------------------------------------------------------

FIDELITY VIP FUND
----------------------------------------------------------------------------------------------------------------------------

     Equity Income (10/9/86)                26.34%          90.25%         134.37%         305.37%         294.71%
     Growth (10/9/86)                       21.78%          87.95%         118.16%         334.45%         344.01%
     Money Market (4/2/82) *                 4.03%          13.18%          18.69%          47.02%         119.48%
----------------------------------------------------------------------------------------------------------------------------

FIDELITY VIP FUND II
----------------------------------------------------------------------------------------------------------------------------

     Asset Manager (9/6/89)                 18.99%          55.52%          72.20%            N/A           142.23%
     Contrafund (1/3/95)                    22.43%            N/A             N/A             N/A           104.24%
     Index 500 (8/27/92)                    31.02%         115.60%         132.49%            N/A           145.98%
     Investment Grade Bond (12/5/88)         7.55%          26.75%          24.24%            N/A            44.81%
----------------------------------------------------------------------------------------------------------------------------

OCC ACCUMULATION TRUST
----------------------------------------------------------------------------------------------------------------------------

============================================================================================================================
                                                                                                      For the period from
             PORTFOLIO                      For the        For the         For the          For the     commencement of
     (Date of commencement of                1-year         3-year         5-year           10-year        Portfolio
    operation of Corresponding               period         period         period           period         operations
            Portfolio)                        ended          ended          ended            ended        to 12/31/97
                                            12/31/97       12/31/97       12/31/97         12/31/97
----------------------------------------------------------------------------------------------------------------------------

     Managed (8/31/88)                      20.61%        111.12%         132.57%            N/A           406.04%
     Small Cap (8/31/88)                    20.56%         60.58%          84.76%            N/A           240.76%
----------------------------------------------------------------------------------------------------------------------------

ROYCE CAPITAL FUND
----------------------------------------------------------------------------------------------------------------------------

     Royce Micro-Cap (12/27/96)             19.56%           N/A             N/A             N/A            19.78%
----------------------------------------------------------------------------------------------------------------------------

SAFECO RESOURCE SERIES TRUST
----------------------------------------------------------------------------------------------------------------------------

     Equity (11/6/86)                       23.14%         68.48%         128.38%         343.39%          322.44%
     Growth (12/31/92)                      42.59%        158.36%         282.79%            N/A           282.79%
----------------------------------------------------------------------------------------------------------------------------

SoGEN VARIABLE FUNDS, INC.
----------------------------------------------------------------------------------------------------------------------------

     SoGen Overseas (2/3/97)                  N/A            N/A             N/A             N/A            -3.53%
----------------------------------------------------------------------------------------------------------------------------

T. ROWE PRICE FIXED INCOME SERIES, INC.
----------------------------------------------------------------------------------------------------------------------------

     Limited-Term Bond (5/13/94)            12.51%         15.84%            N/A             N/A            17.75%
----------------------------------------------------------------------------------------------------------------------------

T. ROWE PRICE INTERNATIONAL SERIES, INC.
----------------------------------------------------------------------------------------------------------------------------

     International Stock (3/31/94)          -0.60%         23.28%            N/A             N/A            24.18%
----------------------------------------------------------------------------------------------------------------------------

VAN ECK WORLDWIDE INSURANCE TRUST
----------------------------------------------------------------------------------------------------------------------------

     Worldwide Hard Assets (8/31/89)        -3.10%         12.56%          71.86%            N/A            42.51%
============================================================================================================================



*Yield more closely reflects current earnings of the Money Market Portfolio than its total return.



                              NET INVESTMENT FACTOR

         The Net Investment Factor is an index that measures the investment performance of a Variable Account from one Business Day to the next. Each Variable Account has its own Net Investment Factor, which may be greater or less than one. The Net Investment Factor for each Variable Account equals 1 plus the fraction obtained by dividing (a) by (b) where:

         (a)     is the net result of:

                 1. the investment income, dividends, and capital gains, realized or unrealized, credited at the end of the current Business Day; PLUS

                 2. the amount credited or released from reserves for taxes attributed to the operation of the Variable Account; MINUS

                 3. the capital losses, realized or unrealized, charged at the end of the current Business Day, MINUS

                 4. any amount charged for taxes or any amount set aside during the Business Day as a reserve for taxes attributable to the operation or maintenance of the Variable Account; MINUS

                 5. the amount charged for mortality and expense risk on that Business Day; MINUS

                 6. the amount charged for administration on that Business Day; and

       (b) is the value of the assets in the Variable Account at the end of the preceding Business Day, adjusted for allocations and transfers to and withdrawals and transfers from the Variable Account occurring during that preceding Business Day.

                            VARIABLE ANNUITY PAYMENTS

         The dollar amount of the first variable annuity payment is determined in the same manner as that of a fixed annuity payment. Therefore, for any particular amount applied to a variable payout plan, the dollar amount of the first variable annuity payment and the first fixed annuity payment (assuming the fixed payment is based on the minimum guaranteed 3.0% interest rate) will be the same. Later variable annuity payments, however, will vary to reflect the net investment performance of the Variable Account(s) selected by the Owner or the Annuitant.


         Annuity units measure the net investment performance of a Variable Account for purposes of determining the amount of variable annuity payments. On the Annuity Start Date, the adjusted Contract Value for each Variable Account is used to purchase annuity units at the annuity unit value for that Variable Account. The number of annuity units in each Variable Account then remains fixed unless an exchange of annuity units is made as described below. Each Variable Account has a separate annuity unit value that changes each Business Day in substantially the same way as does the value of an accumulation unit of a Variable Account.



         The dollar value of each variable annuity payment after the first is determined by multiplying the number of annuity units of a particular Variable Account by the annuity unit value for that Variable Account on the Business Day immediately preceding the date of each payment. If the net investment return of the Variable Account over a payment period equals the pro-rated portion of the annual assumed interest rate ("AIR"), then the payment for that Variable Account over the period will equal the prior payment. If the net investment return exceeds an annualized AIR for a payment period, then the payment for that period will be greater than the prior payment. Similarly, if the net investment return for a period falls short of the AIR, the payment for that period will be less than the prior payment.

         Neither expenses incurred by the Company (other than taxes on the investment return) nor mortality actually experienced will adversely affect the dollar amount of variable annuity payments to any Annuitant once variable annuity payments begin.



ASSUMED INTEREST RATE ("AIR") (CALLED THE "BENCHMARK RATE" IN THE PROSPECTUS)



         You may choose an AIR of 3.0%, 4.0% or 5.0% at the time you select a variable payout plan. The AIR is used to determine the first monthly payment per thousand dollars of applied value. THIS RATE DOES NOT BEAR ANY RELATIONSHIP TO THE ACTUAL NET INVESTMENT EXPERIENCE OF ANY VARIABLE ACCOUNT.



         The interaction between the AIR you choose and the net performance of each Portfolio in which you invest will effect subsequent annuity payments. A higher AIR will produce a higher initial annuity payment, but later payments will rise more slowly and fall more rapidly than if a lower AIR is chosen. Each variable annuity payment will be smaller than, equal to, or greater than the immediately preceding payment, depending on the Portfolio's actual net investment return for that period.



         A Portfolio's performance (reduced by the mortality and expense risk charge and the administrative charge) must grow more than the AIR you chose in order to create a larger payment, and must be at least equal to the AIR in order to avoid a decrease in variable annuity payments. Therefore, a Portfolio's annualized investment return must be at least 4.4%, 5.4% or 6.4%, respectively, for annuity payments with AIRs of 3%, 4% or 5% to remain level.


AMOUNT OF VARIABLE ANNUITY PAYMENTS


         The discussion concerning the amount of variable annuity payments which follows this section is based on an AIR of 3.0% per year. The amount of the first variable annuity payment to a payee will depend on: (1) the dollar amount (i.e., the adjusted Contract Value, the Surrender Value, the death benefit) applied to the variable annuity payment as of the Annuity Start Date, (2) the annuity payout plan option selected, (3) the age and sex (if applicable) of the annuitant; and (4) the AIR you select. The Contract contains tables indicating the dollar amount of the first annuity payment under each annuity payment option for each $1,000 applied at various ages. These tables are based upon the 1983 Mortality Table a (ALB) with 12 years mortality improvement of projection Scale G (promulgated by the Society of Actuaries) and an assumed investment rate of 3.0% per year.



         The portion of the first monthly variable annuity payment derived from a Variable Account is divided by the annuity unit value for that Variable Account (calculated as of the date of the first monthly payment). The number of annuity units will remain fixed during the annuity period, assuming the Annuitant does not exchange annuity units for units of another Variable Account or to provide a fixed annuity payment.

         In any subsequent month, the dollar amount of the variable annuity payment derived from each Variable Account is determined by multiplying the number of annuity units for that Variable Account attributable to that Contract by the value of such annuity unit at the end of the Business Day immediately preceding the date of payment.



         The annuity unit value will increase or decrease from one payment to the next in proportion to the net investment return of the Variable Account or Variable Accounts supporting the variable annuity payments, less an adjustment to neutralize the 3.0% AIR referred to above. Therefore, the dollar amount of annuity payments after the first will vary with the amount by which the net investment return of the appropriate Variable Accounts is greater or less than 3.0% per year. For example, for a Contract using only one Variable Account to generate variable annuity payments, if that Variable Account has a cumulative net investment return of 5% over a one year period, the first annuity payment in the next year will be approximately 2% greater than the payment on the same date in the preceding year. If such net investment return is 1% over a one year period, the first annuity payment in the next year will be approximately 2 percentage points less than the payment on the same date in the preceding year. (See also "Variable Annuity Payments" in the Prospectus.)


ANNUITY UNIT VALUE


         The value of an annuity unit is calculated at the same time that the value of an accumulation unit is calculated and is based on the same values for fund shares and other assets and liabilities. (See "Separate Account Value" in the Prospectus.) The annuity unit value for each Variable Account's first Business Day was set at $100. The annuity unit value for a Variable Account is calculated for each subsequent Business Day by dividing (1) by (2), multiplying by (3) and then multiplying by (4), where:



         (1)      is the accumulation unit value for the current Business Day;



         (2) is the accumulation unit value for the immediately preceding Business Day;



         (3) is the annuity unit value for the immediately preceding Business Day; and



         (4) is a special factor designed to compensate for the AIR rate of 3.0% built into the table used to compute the first variable annuity payment.


         The following illustrations show, by use of hypothetical examples, the method of determining the annuity unit value and the amount of several variable annuity payments based on one Variable Account.


                ILLUSTRATION OF CALCULATION OF ANNUITY UNIT VALUE

1.       Accumulation unit value for current

                     Business Day.................................................................... $11.15
2.                Accumulation unit value for immediately preceding Business Day..................... $11.10
3.                Annuity unit value for immediately preceding
                     Business Day................................................................... $105.00
4.                Factor to compensate for the assumed
                     investment rate of 3.0%.......................................................... .9975
5.                Annuity unit value of current valuation
                     period ((1) / (2)) x (3) x (4)............................................... $105.2093

                    ILLUSTRATION OF VARIABLE ANNUITY PAYMENTS

1.                Number of accumulation units at Annuity Start Date................................. 10,000
2.                Accumulation unit value ......................................................... $11.1500
3.                Adjusted Contract Value (1)x(2).................................................. $111,500
4.                First monthly annuity payment per $1,000
                     of adjusted Contract Value....................................................... $5.89
5.                First monthly annuity payment (3)x(4)/1,000 ...................................... $656.74
6.                Annuity unit value.............................................................. $105.2093
7.                Number of annuity units (5)/(6).................................................... 6.2422
8.                Assume annuity unit value for second month equal to............................. $105.3000
9.                Second monthly annuity payment (7)x(8)............................................ $657.30
10.               Assume annuity unit value for third month equal to.............................. $104.9000
11.               Third monthly annuity payment (7)x(10)............................................ $654.81


                ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

         In the event of any such substitution or change, the Company may (by appropriate endorsement, if necessary) change the Contract to reflect the substitution or change. If the Company considers it to be in the best interest of Owners and Annuitants, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, it may be combined with other of the Company's separate accounts, or the assets may be transferred to another separate account. In addition, the Company may, when permitted by law, restrict or eliminate any voting rights the Owner has under the Contracts.

RESOLVING MATERIAL CONFLICTS

         The Funds currently sell shares to registered separate accounts of insurance companies other than Bankers Life to support other variable annuity contracts and variable life insurance contracts. In addition, some of the Funds may in the future be sold to the Company's other separate accounts and may in the future be sold to separate accounts of other affiliated life insurance companies to support other variable annuity or variable life insurance contracts.

Moreover, shares of some of the Funds may in the future be sold to qualified retirement plans. As a result, there is a possibility that an irreconcilable material conflict may arise between the Owner's interests in owning a Contract whose Contract Value is allocated to the Separate Account and of persons owning Contracts whose Contract Values are allocated to one or more other separate accounts investing in any one of the Funds. There is also the possibility that a material conflict may arise between the interests of Contract Owners generally, or certain classes of Contract Owners, and participating qualified retirement plans or participants in such retirement plans.


         The Company currently does not foresee any disadvantages to the Owner that would arise from the sale of Fund shares to support variable life insurance contracts or variable annuity contracts of other companies or to qualified retirement plans. However, the management of the Funds will each monitor events related to their Fund in order to identify any material irreconcilable conflicts that might possibly arise as a result of such Fund offering its shares to (1) support both variable life insurance contracts and variable annuity contracts, or (2) support the variable life insurance contracts and/or variable annuity contracts issued by various unaffiliated insurance companies. In addition, the management of the Funds will monitor the Funds in order to identify any material irreconcilable conflicts that might possibly arise as a result of the sale of its shares to qualified retirement plans, if applicable. In the event of such a conflict, the management of the appropriate Fund would determine what action, if any, should be taken in response to the conflict. In addition, if the Company believes that the response of the Funds to any such conflict does not sufficiently protect the Owner, the Company will take appropriate action on its own, including withdrawing the Separate Account's investment in such Funds, as appropriate. (See the individual Portfolio prospectuses for greater detail.)


                     TERMINATION OF PARTICIPATION AGREEMENTS

         The participation agreements pursuant to which the Funds sell their shares to the Variable Account contain varying provisions regarding termination. The following summarizes those provisions:

         THE ALGER AMERICAN FUND. This agreement provides for termination: (1) on six months' advance written notice by any party; (2) at Bankers Life's option if shares of any Portfolio are not reasonably available to meet the requirements of the Contracts or are not registered, issued or sold in accordance with applicable state and/or federal law; (3) at Bankers Life's option if any Portfolio ceases to be qualified as a Regulated Investment Company under Subchapter M of the Internal Revenue Code (the "Code"); (4) at Bankers Life's option if any Portfolio fails to meet certain diversification requirements of the Code; (5) at the option of the Fund or Fred Alger & Company, Inc. (the "Distributor"), upon a determination that Bankers Life has suffered a material adverse change in its business, operations, financial condition or prospects or is the subject of material adverse publicity; (6) by Bankers Life upon a determination that either the Fund or the Distributor has suffered a material adverse change in its business, operations, financial condition or prospects or is the subject of material adverse publicity; (7) by the Fund or the Distributor if the Contracts cease to qualify as annuity contracts or endowment contracts under the Code or if the Contracts are not registered, issued or sold in accordance with state and/or federal law; or (8) on 180 days written notice upon a determination by any party that a material irreconcilable conflict exists.


         FIDELITY VARIABLE INSURANCE PRODUCTS FUND and FIDELITY VARIABLE INSURANCE PRODUCTS FUND II. These agreements provide for termination: (1) on six months' advance written notice by any party; (2) at Bankers Life's option if shares of any Portfolio are not reasonably available to meet the requirements of the Contracts or are not registered, issued or sold in accordance with applicable state and/or federal law; (3) at Bankers Life's option if any Portfolio ceases to be qualified as a Regulated Investment Company under Subchapter M of the Code; (4) at Bankers Life's option if any Portfolio fails to meet certain diversification requirements of the Code; (5) at the option of the Fund or Fidelity Distributors Corporation (the "Underwriter") upon a determination that Bankers Life has suffered a material adverse change in its business, operations, financial condition or prospects or is the subject of material adverse publicity; (6) by Bankers Life upon a determination that either the Fund or the Underwriter has suffered a material adverse change in its business, operations, financial condition or prospects or is the subject of material adverse publicity; or (7) by the Fund or the Underwriter if Bankers Life provides written notice of its intent to use another investment company as a funding vehicle for the Contracts.



         OCC ACCUMULATION TRUST. This agreement provides for termination: (1) on six months' advance written notice by any party; (2) at Bankers Life's option if shares of any Portfolio are not reasonably available to meet the requirements of the Contracts; (3) at Bankers Life's option if any Portfolio ceases to be qualified as a Regulated Investment Company under Subchapter M of the Code; (4) at Bankers Life's option if any Portfolio fails to meet certain diversification requirements of the Code; (5) at the option of the Fund upon a determination that Bankers Life has suffered a material adverse change in its business, operations, financial condition or prospects or is the subject of material adverse publicity; (6) by Bankers Life upon a determination that the Fund has suffered a material adverse change in its business, operations, financial condition or prospects or is the subject of material adverse publicity; (7) by the Fund or Bankers Life if Bankers Life receives necessary regulatory approvals to substitute shares of another investment company as a funding vehicle for the Contracts; (8) by the Fund upon institution of certain proceedings against Bankers Life; (9) at Bankers Life's option upon institution of certain administrative proceedings against the Fund or the Underwriter; (10) by the Fund or Bankers Life upon a determination that certain irreconcilable conflicts exist; or (11) at the option of the Fund or Bankers Life, upon the other party's material breach of any provision in the Participation Agreement.


         ROYCE CAPITAL FUND. This agreement provides for termination: (1) at the option of Bankers Life or the Royce Trust (the "Trust") upon 180 days' notice;
(2) at the option of Bankers Life, if the Trust shares are not reasonably available to meet the requirements of the Contracts; (3) at the option of Bankers Life, upon the institution of certain formal proceedings against the Trust by the SEC, the National Association of Securities Dealers, Inc. ("NASD"), or any other regulatory body; (4) at the option of the Advisor of the Trust or the Trust, upon the institution of certain formal proceedings against Bankers Life by the SEC, the NASD or any other regulatory body; (5) in the event the Trust's shares are not registered, issued or sold in accordance with applicable state or federal law, or such law precludes the use of such shares as the underlying investment medium of Contracts; (6) at the option of the Adviser of the Trust or the Trust, if the Contracts cease to qualify as annuity contracts or life insurance contracts, as applicable, under the Code; (7) at the option of Bankers Life, upon the Trust's unremedied breach of any material provision of this agreement; (8) at the option of the Adviser of the Trust or the Trust, upon Bankers Life's unremedied breach of any material provision of this agreement; (9) at the option of the Adviser of the Trust or the Trust, if the Contracts are not registered, issued or sold in accordance with applicable federal and/or state law; (10) in the event this agreement is assigned without the prior written consent of Bankers Life and the Trust.


         SAFECO RESOURCE SERIES TRUST. This agreement shall terminate as to the sale and issuance of new Contracts: (1) at the option of either Bankers Life or the SAFECO Trust ("Trust"), upon 180 days' advance written notice to the other;
(2) at the option of Bankers Life, upon ten days' advance written notice to the Trust if shares of the Portfolios are not available for any reason to meet the requirements of the Contracts as determined by Bankers Life; (3) at the option of Bankers Life, upon the institution of certain formal proceedings against the Trust or Adviser by the SEC, the NASD, or any other regulatory body; (4) at the option of the Trust, upon the institution of certain formal proceedings against Bankers Life or the principal underwriter for the Contracts by the SEC, the NASD or any other regulatory body; (5) in the event the Trust's shares are not registered, issued or sold in accordance with applicable state or federal law, or such law precludes the use of such shares as the underlying investment medium of Contracts; (6) upon the receipt of any necessary regulatory approvals, or the requisite vote of Contract owners having an interest in the Portfolios, to substitute for shares of the Portfolios the shares of another investment company in accordance with the terms of the applicable Contracts; (7) at the option of the Trust, if the Contracts cease to qualify as annuity contracts or life insurance contracts, as applicable, under the Code; (8) at the option of Bankers Life, upon the Trust's unremedied breach of any material provision of this agreement; (9) at the option of the Trust, upon Bankers Life's unremedied breach of any material provision of this agreement; (10) at the option of the Trust, if the Contracts are not registered, issued or sold in accordance with applicable federal and/or state law; (11) in the event this agreement is assigned without the prior written consent of Bankers Life, the Trust or Adviser.


         SoGEN VARIABLE FUNDS, INC. This agreement shall continue in full force and effect until the first to occur of: (1) termination by any party, for any reason with respect to the Portfolio, by 120 days advance written notice delivered to the other parties; or (2) termination by Bankers Life by written notice to the SoGen Fund and its Underwriter based upon Bankers Life's determination that shares of the Portfolio are not reasonably available to meet the requirements of the Contracts; or (3) termination by Bankers Life by written notice to the SoGen Fund and its Underwriter in the event the Portfolio's shares are not registered, issued or sold in accordance with applicable state and/or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts; or (4) termination by the SoGen Fund or its Underwriter in the event that certain formal administrative proceedings are instituted against

Bankers Life by the NASD, the SEC, the Insurance Commissioner or like official of any state or any other regulatory body; or (5) termination by Bankers Life in the event that certain formal administrative proceedings are instituted against the SoGen Fund or Underwriter by the NASD, the SEC, or any state securities or insurance department or any other regulatory body; or (6) termination by Bankers Life by written notice to the SoGen Fund and its Underwriter in the event that the Portfolio ceases to qualify as a Regulated Investment Company under Subchapter M or fails to comply with the Section 817(h) diversification requirements of the Code; or (7) termination by the SoGen Fund or its Underwriter by written notice to Bankers Life in the event that the Contracts fail to meet certain qualifications; or (8) termination by either the SoGen Fund or its Underwriter by written notice to Bankers Life if either one or both of the SoGen Fund or its Underwriter respectively, shall determine, in their sole judgment exercised in good faith, that Bankers Life has suffered a material adverse change in its business, operations, financial condition, or prospects since the date of the Participation Agreement or is the subject of material adverse publicity; or (9) termination by Bankers Life by written notice to the SoGen Fund and its Underwriter, if the Company shall determine, in its sole judgment exercised in good faith, that the SoGen Fund, its Adviser, or its Underwriter has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this agreement or is the subject of material adverse publicity; or (10) termination by Bankers Life upon any substitution of the shares of another investment company or series thereof for shares of the Portfolio in accordance with the terms of the Contracts; or
(11) termination by any party in the event that the SoGen Fund's Board of Directors determines that a material irreconcilable conflict exists.


         T. ROWE PRICE FIXED INCOME SERIES, INC. AND T. ROWE PRICE INTERNATIONAL SERIES, INC. These agreements provide for termination: (1) on six months' advance written notice by any party; (2) at Bankers Life's option if shares of any Portfolio are not reasonably available to meet the requirements of the Contracts or are not registered, issued or sold in accordance with applicable state and/or federal law; (3) at Bankers Life's option if any Portfolio ceases to be qualified as a Regulated Investment Company under Subchapter M of the Code; (4) at Bankers Life's option if any Portfolio fails to meet certain diversification requirements of the Code; (5) at the option of the Fund or T. Rowe Price Investment Services, Inc. (the "Underwriter") upon a determination that Bankers Life has suffered a material adverse change in its business, operations, financial condition or prospects or is the subject of material adverse publicity; (6) by Bankers Life upon a determination that either the Fund or the Underwriter has suffered a material adverse change in its business, operations, financial condition or prospects or is the subject of material adverse publicity; (7) by the Fund or the Underwriter if Bankers Life provides written notice of its intent to use another investment company as a funding vehicle for the Contracts; (8) by the Fund or the Underwriter upon institution of certain proceedings against Bankers Life; or (9) at Bankers Life's option upon institution of certain administrative proceedings against the Fund or the Underwriter.


         VAN ECK WORLDWIDE INSURANCE TRUST. This agreement provides for termination: (1) on six months' advance written notice by any party; (2) at Bankers Life's option if shares of any Portfolio are not reasonably available to meet the requirements of the Contracts or are not registered, issued or sold in accordance with applicable state and/or federal law; (3) at Bankers

Life's option if any Portfolio ceases to be qualified as a Regulated Investment Company under Subchapter M of the Code; (4) at Bankers Life's option if any Portfolio fails to meet certain diversification requirements of the Code; (5) at the option of the Trust or Van Eck Associates Corporation (the "Adviser") upon a determination that Bankers Life has suffered a material adverse change in its business, operations, financial condition or prospects or is the subject of material adverse publicity; (6) by Bankers Life upon a determination that either the Trust or the Adviser has suffered a material adverse change in its business, operations, financial condition or prospects or is the subject of material adverse publicity; (7) by Bankers Life, the Adviser or the Trust, upon institution of certain proceedings against the broker-dealers marketing the Contracts, the Adviser or the Trust; (8) upon a decision by Bankers Life to substitute the Trust's shares with the shares of another investment company; or
(9) upon assignment of the Agreement.


                                  VOTING RIGHTS

         The number of the Owner's votes is determined by dividing the Contract Value the Owner has in a Variable Account by the net asset value per share of the Portfolio in which that Variable Account invests. For each Annuitant, the number of votes attributable to a Variable Account will be determined by dividing the liability for future variable annuity payments to be paid from that Variable Account by the net asset value per share of the Portfolio in which that Variable Account invests. This liability for future payments is calculated on the basis of the mortality assumptions. The assumed investment rate the Owner selected is used in determining the number of annuity units of that Variable Account credited to the Annuitant's Contract and annuity unit value of that Variable Account on the date that the number of votes is determined. As variable annuity payments are made to the Annuitant, the liability for future payments decreases as does the number of votes.

         The number of votes available to the Owner or an Annuitant will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of the Portfolio's shareholders. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established for the Fund.

                          SAFEKEEPING OF ACCOUNT ASSETS

         The Company holds the title to the assets of the Separate Account. The assets are kept physically segregated and held separate and apart from the Company's General Account assets and from the assets in any other separate account.

         Records are maintained of all purchases and redemptions of Portfolio shares held by each of the Variable Accounts.


         The officers and employees of the Company are covered by an insurance company blanket bond issued by Travelers Casualty and Surety Company of America to Indianapolis Life

Insurance Company and its various subsidiaries in the amount of twenty million dollars. The bond insures against dishonest and fraudulent acts of officers and employees.


                          DISTRIBUTION OF THE CONTRACTS

         IL Securities, Inc., P.O. Box 1230, 2960 North Meridian Street, Indianapolis, Indiana 46208, acts as the distributor for the Contracts. IL Securities, Inc. is wholly-owned by the Indianapolis Life Group of Companies, Inc., which, in turn, is wholly-owned by Indianapolis Life Insurance Company. IL Securities, Inc. is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

         The Company offers the Contracts to the public on a continuous basis. The Company does not anticipate discontinuing the offering of the Contracts, but reserves the right to discontinue the offering. Agents who sell the Contracts are licensed by applicable state insurance authorities to sell the Contracts and are registered representatives of IL Securities, Inc. or broker-dealers having selling agreements with IL Securities, Inc. or broker-dealers having selling agreements with such broker-dealers.


         The Company may pay sales commissions to broker-dealers up to an amount equal to 7.2% of the Premium Payments paid under a Contract. In addition, asset-based trailer commissions of up to 1.25% may be paid. The Company may also pay up to 1.25% of Premium Payments to IL Securities to compensate it for certain distribution expenses. The broker-dealers are expected to compensate sales representatives in varying amounts from these commissions. The Company may also pay other distribution expenses such as production incentive bonuses, an agent's insurance and pension benefits, and agency expense allowances. These distribution expenses do not result in any additional charges against the Contracts other than those described in the prospectus under "Fees and Charges."


                                  LEGAL MATTERS

         All matters relating to New York law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue the Contracts, have been passed upon by Janis B. Funk, Counsel of the Company. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

                                     EXPERTS


         The audited statutory basis balance sheets of Bankers Life Insurance Company of New York as of December 31, 1997 and 1996, and the related statutory basis statements of income and changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1997, appearing in this Statement of Additional Information and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.



         The unaudited September 30, 1998 financial statements of Bankers Life Insurance Company of New York, prepared in accordance with accounting practices prescribed or permitted by the State of New York Insurance Department but do not include all the information and footnotes required for complete financial statements, are contained in this Statement of Additional Information.


                                OTHER INFORMATION

         A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                     Financial Statements--Statutory-Basis

                   Bankers Life Insurance Company of New York

                  Years ended December 31, 1997, 1996 and 1995
                      with Report of Independent Auditors

                   Bankers Life Insurance Company of New York

                     Financial Statements--Statutory-Basis

                  Years ended December 31, 1997, 1996 and 1995





                                                CONTENTS
Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1

Financial Statements

Balance Sheets--Statutory-Basis . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2
Statements of Income and Changes in Capital and Surplus--Statutory-Basis  . . . . . . . . . . .       3
Statements of Cash Flows--Statutory-Basis . . . . . . . . . . . . . . . . . . . . . . . . . . .       4
Notes to Financial Statements--Statutory-Basis  . . . . . . . . . . . . . . . . . . . . . . . .       5

                         Report of Independent Auditors

Board of Directors
Bankers Life Insurance Company of New York

We have audited the accompanying statutory-basis balance sheets of Bankers Life Insurance Company of New York (a wholly-owned subsidiary of Indianapolis Life Insurance Company) as of December 31, 1997 and 1996, and the related statutory-basis statements of income and changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the State of New York Insurance Department, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 11.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Bankers Life Insurance Company of New York at December 31, 1997 and 1996, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1997.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bankers Life Insurance Company of New York at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with accounting practices prescribed or permitted by the State of New York Insurance Department.

                                                           /s/ ERNST & YOUNG LLP


April 30, 1998
New York, New York

                   Bankers Life Insurance Company of New York

                        Balance Sheets--Statutory-Basis


                                                                                  DECEMBER 31
                                                                          1997                  1996
                                                                  -----------------------------------------
ASSETS
Investments
  Bonds                                                              $ 241,842,934         $ 222,026,415
  Policy loans                                                          17,472,734            15,947,242
  Cash and short-term investments                                       19,383,695            11,919,057
  Mortgage loans                                                            47,408                59,629
  Other invested assets                                                     90,357                54,237
                                                                  -----------------------------------------
Total investments                                                      278,837,128           250,006,580

Premiums due and deferred                                                  285,729               497,540
Accrued investment income                                                3,404,382             3,172,153
Electronic data processing equipment,
  net of accumulated depreciation                                          539,060               426,815
Receivables and other assets                                               825,292             1,526,177
Federal income tax recoverable                                             207,291               672,262
                                                                  -----------------------------------------
Total assets                                                         $ 284,098,882         $ 256,301,527
                                                                  =========================================

LIABILITIES AND CAPITAL AND SURPLUS
Policy reserves for future benefits and
  deposit funds                                                      $ 253,057,518         $ 221,463,320
Policy dividends payable and on deposit                                  3,627,908             3,675,307
Asset valuation reserve                                                  1,442,491             1,499,055
Other liabilities                                                        1,439,748             3,659,485
                                                                  -----------------------------------------
Total liabilities                                                      259,567,665           230,297,167

Capital and surplus
  Common stock; $435 par value, 4,603 shares
    authorized, issued and outstanding                                   2,002,306             2,002,306
  Additional paid-in surplus                                            13,774,663            13,774,663
  Unassigned surplus                                                     8,722,812            10,195,955
  Other surplus funds                                                       31,436                31,436
                                                                  -----------------------------------------
Total capital and surplus                                               24,531,217            26,004,360
                                                                  -----------------------------------------
Total liabilities and capital and surplus                            $ 284,098,882         $ 256,301,527
                                                                  =========================================


See accompanying notes.

                   Bankers Life Insurance Company of New York

    Statements of Income and Changes in Capital and Surplus--Statutory-Basis


                                                                                    YEAR ENDED DECEMBER 31
                                                                     1997                    1996              1995
                                                              -----------------------------------------------------------
Premium and other considerations
  Life and annuity premiums and deposits                         $ 50,435,991             $36,947,698       $36,512,858
  Supplementary contracts, dividends accumulations,
    accident and health and other                                   5,600,584               3,492,468         2,703,358
  Investment income, net of expenses of $713,352
    in 1997, $638,897 in 1996, and $590,176 in 1995                17,989,032              15,721,090        14,355,604
                                                              -----------------------------------------------------------
                                                                   74,025,607              56,161,256        53,571,820
Benefits and expenses
  Surrenders                                                       17,560,231              12,303,014        10,388,899
  Life, annuities and matured endowments                            7,199,861               5,015,146         5,077,462
  Supplementary contracts, dividend accumulations,
    accident and health and other benefits                            695,688                 544,673           844,731
  Increase in reserves                                             30,849,379              23,068,994        24,636,606
  Commissions                                                       7,130,118               4,912,125         4,701,811
  General expenses                                                  6,674,632               6,244,696         5,273,299
  Taxes, licenses and fees                                            983,025               1,062,812           533,148
                                                              -----------------------------------------------------------
                                                                   71,092,934              53,151,460        51,455,956
                                                              -----------------------------------------------------------
Net gain from operations before dividends to
  policyowners and federal income taxes                             2,932,673               3,009,796         2,115,864

Dividends to policyowners                                             911,187                 903,741           943,109
Federal income taxes                                                1,337,716               1,198,144           727,464
                                                              -----------------------------------------------------------
Net gain from operations                                              683,770                 907,911           445,291

Realized losses on investments                                              -                (177,423)         (114,051)
                                                              -----------------------------------------------------------
Net income                                                       $    683,770             $   730,488       $   331,240
                                                              ===========================================================

Capital and surplus at beginning of year                         $ 26,004,360             $24,651,760       $23,375,870

Add (deduct)
  Net income                                                          683,770                 730,488           331,240
  Change in asset valuation reserve                                    56,564                 (89,354)         (143,314)
  Capital contribution by Parent                                            -               4,503,527                 -
  Dividend to stockholder                                          (2,500,000)                      -                 -
  Change in nonadmitted assets and other items                        286,523              (3,792,061)        1,087,964
                                                              -----------------------------------------------------------
                                                                   (1,473,143)              1,352,600         1,275,890
                                                              -----------------------------------------------------------
Capital and surplus at end of year                               $ 24,531,217             $26,004,360       $24,651,760
                                                              ===========================================================



See accompanying notes.

                   Bankers Life Insurance Company of New York

                    Statements of Cash Flows--Statutory-Basis



                                                                             YEAR ENDED DECEMBER 31
                                                                1997                  1996                 1995
                                                         ------------------------------------------------------------
OPERATING ACTIVITIES
Premiums and other considerations, net of
  reinsurance ceded                                         $ 50,993,886          $ 37,173,370         $ 36,420,380
Net investment income                                         18,259,808            16,218,812           14,632,095
Commissions and expense allowances on
  reinsurance ceded and other                                  5,405,377             3,289,586            2,362,403
                                                         ------------------------------------------------------------
                                                              74,659,071            56,681,768           53,414,878
Policy benefits                                              (24,751,855)          (18,250,973)         (16,570,945)
Commissions and other expenses                               (15,055,877)          (12,116,778)          (9,757,287)
Dividends to policyowners                                       (923,035)             (929,057)          (1,012,169)
Federal income taxes                                          (1,285,500)           (1,610,821)             227,798
                                                         ------------------------------------------------------------
Net cash from operations                                      32,642,804            23,774,139           26,302,275

INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid:
  Bonds                                                       51,478,232            30,817,254           15,926,859
  Other investments                                               14,639                27,701               22,012
                                                         ------------------------------------------------------------
Total investment proceeds                                     51,492,871            30,844,955           15,948,871
Tax benefit on capital losses                                    214,523             1,587,712              (49,459)
Net increase in policy loans                                  (1,525,492)             (141,887)             851,886
Costs of investments acquired
  Purchase of bonds                                          (70,582,136)          (55,796,174)          42,570,090
  Other investments                                              (38,537)              (46,672)                   -
                                                         ------------------------------------------------------------
Total investments acquired                                   (70,620,673)          (55,842,846)          42,570,090
                                                         ------------------------------------------------------------
Net cash used for investments                                (20,438,771)          (23,552,066)         (25,818,792)

FINANCING ACTIVITIES AND MISCELLANEOUS
Capital contribution by Parent                                         -             4,503,527                    -
Dividend to stockholder                                       (2,500,000)                    -                    -
Other cash provided                                               67,195               589,047              629,497
Other cash applied                                            (2,306,589)             (330,168)            (587,721)
                                                         ------------------------------------------------------------
Total net other cash provided (used)                          (4,739,394)            4,762,406               41,776
                                                         ------------------------------------------------------------

Increase in cash and short-term investments                    7,464,639             4,984,479              525,259
Cash and short-term investments at beginning of year          11,919,056             6,934,577            6,409,318
                                                         ------------------------------------------------------------
Cash and short-term investments at end of year              $ 19,383,695          $ 11,919,056         $  6,934,577
                                                         ============================================================

See accompanying notes.

                   Bankers Life Insurance Company of New York

                 Notes to Financial Statements--Statutory-Basis

                               December 31, 1997




1. ORGANIZATION, BASIS OF PRESENTATION AND ACCOUNTING POLICIES

ORGANIZATION

Bankers Life Insurance Company of New York (the "Company") is incorporated in New York, and is licensed to do business in ten states. The Company, through independent agents, markets and issues life insurance and annuity products, principally in New York. The Company is a wholly-owned subsidiary of Indianapolis Life Insurance Company ("Indianapolis Life").

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. Particularly susceptible to change are policy reserves for future benefits, policy dividends payable and federal income taxes.

The accompanying statutory-basis financial statements have been prepared in conformity with the accounting practices prescribed or permitted by the State of New York Insurance Department, which practices differ from generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are as follows:

  Investments: Investments in bonds are reported at amortized cost or market value based on their National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of stockholder's equity for those designated as available-for-sale.

  Based on a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. That net deferral is reported as the "interest maintenance reserve" ("IMR") in the

                   Bankers Life Insurance Company of New York

1. ORGANIZATION, BASIS OF PRESENTATION AND ACCOUNTING POLICIES

  accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the interest maintenance reserve. The "asset valuation reserve" ("AVR") is determined by an NAIC prescribed formula and is reported as a liability rather than unassigned surplus. For GAAP, realized capital gains and losses would be reported in the income statement on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances would be provided when there has been a decline in value deemed other than temporary, in which case, the provision for such declines would be charged to earnings.

  Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. For GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment mortality, and expense margins.

  Goodwill and Present Value of Future Profits: Goodwill and present value of future profits are not recorded in the accompanying financial statements. For GAAP, such amounts are recognized and amortized over 20 years for goodwill and over the estimated life of insurance inforce of approximately 20 years for present value of future profits.

  Nonadmitted Assets: Certain assets designated as "nonadmitted," principally negative IMR, agents' debit balances and furniture and equipment, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. For GAAP, such assets (excluding IMR, which is not applicable for GAAP) are separately evaluated regarding realization to determine the appropriate valuation.

  Universal Life and Annuity Policies: Revenues for universal life and annuity policies consist of the entire premium received and benefits represent the death benefits paid and the change in policy reserves. For GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

                   Bankers Life Insurance Company of New York

1. ORGANIZATION, BASIS OF PRESENTATION AND ACCOUNTING POLICIES (CONTINUED)

   Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required by GAAP.

   Reinsurance: Assets and liabilities relating to reinsurance contracts are shown net of the effects of reinsurance. For GAAP, these assets and liabilities are shown gross of the effects of reinsurance.

   Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs. The reinsurance commission paid and received by the Company in connection with the block of business acquired from First SunAmerica (see Note 4) was recorded, net of federal income taxes, through surplus.

   Employee Benefits: For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation. For GAAP, active participants not currently eligible would also be included.

   Federal Income Taxes: Deferred federal income taxes are not provided for differences between the financial statement amounts and tax bases of assets and liabilities.

   Policyowner Dividends: Policyowner dividends are recognized when declared rather than over the term of the related policies.

   Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. For GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

                   Bankers Life Insurance Company of New York

1. ORGANIZATION, BASIS OF PRESENTATION AND ACCOUNTING POLICIES (CONTINUED)

Other significant accounting policies followed in preparing the accompanying statutory-basis financial statements are as follows:

INVESTMENTS

Bonds and short-term investments are stated at values prescribed by the NAIC. Bonds are generally carried at cost adjusted for amortization of premium or accrual of discount, which is computed using the effective interest method. The effective yield for bonds consisting of mortgaged-backed securities considers anticipated prepayments. Prepayment assumptions are obtained from broker dealer survey values or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities. Mortgage and policy loans are stated at aggregate unpaid balances and the carrying amount reported in the accompanying balance sheets approximates its fair value.

Short-term investments include investments with maturities of less than one year at the date of acquisition and investments in money market funds which invest in United States Treasury securities. Short-term investments are stated at cost, which approximates fair value.

Realized capital gains and losses on sales or redemptions of fixed income investments, principally bonds and mortgage loans, are determined on the specific identification method. The gains and losses which are attributable to changes in the general level of interest rates are deferred through the IMR. Such gains or losses are amortized into income over the approximate remaining duration to maturity of the related investments sold. Realized gains and losses from disposal of investments which are not deferred through the IMR are included in operations.

The AVR is computed in accordance with a prescribed formula and represents a provision for fluctuations in the value of bonds, mortgage loans, and other invested assets. Changes to the AVR are charged or credited directly to unassigned surplus.

                   Bankers Life Insurance Company of New York

1. ORGANIZATION, BASIS OF PRESENTATION AND ACCOUNTING POLICIES (CONTINUED)

PREMIUMS DEFERRED AND UNCOLLECTED

Deferred and uncollected life insurance premiums represent annual or fractional premiums, either due and uncollected or not yet due where policy reserves have been provided on the assumption that the full premium for the current year has been collected. Deferred and uncollected premiums are reported net of loading and reinsurance ceded.

FURNITURE AND EQUIPMENT

Electronic data processing equipment is reported at cost less accumulated depreciation of $562,811 and $418,953 at December 31, 1997 and 1996, respectively. Electronic data processing equipment is depreciated using the straight-line method primarily over five years. Furniture and other equipment are depreciated on a straight-line basis over ten years. Depreciation expense in 1997, 1996 and 1995 was $366,106, $320,943 and $283,837, respectively.

POLICY RESERVES FOR FUTURE BENEFITS AND DEPOSIT FUNDS

The aggregate reserve for annuities, with the exception of Single and Flexible Premium Deferred Annuities, is based primarily on the full cash value of the related contracts. The reserve for Single and Flexible Premium Deferred Annuities has been calculated by the Commissioners Annuity Reserve Valuation Method and the maximum reserve valuation interest rate for each year of issue. Interest crediting rates on annuities ranged from 4.75% to 7.26% in 1997.

The aggregate reserve for traditional and universal life policies has been calculated principally by the Net Level Premium Reserve Method ("NLP Method") and the Commissioners Reserve Valuation Method ("CRVM Method"). Generally, for 1984 and later issues, the CRVM Method and the CRVM Method graded to the NLP Method were used. The principal tables used in making these reserve computations are the 1941, 1958 and 1980 Commissioners Standard Ordinary Mortality Tables with assumed interest rates varying from 2 1/2% to 5 1/2%.

                   Bankers Life Insurance Company of New York

1. ORGANIZATION, BASIS OF PRESENTATION AND ACCOUNTING POLICIES (CONTINUED)

Reserves are also provided for surrender values in excess of reserves otherwise provided. The Company waives deduction of deferred fractional premiums upon death of insureds and returns any portion of the final premium beyond the date of death.

Policy reserves also include provisions for reported claims in the process of settlement, valued in accordance with the terms of the related policies and contracts, as well as provisions for claims incurred but not reported, based on prior experience of the Company.

The liabilities related to fixed rate investment contracts and policyowner funds left on deposit with the Company are generally equal to fund balances less applicable surrender charges.

PREMIUM INCOME RECOGNITION

Life insurance premiums on traditional policies are reported as earned on the anniversary dates of the policies. Life insurance premiums on universal life policies and annuities are reported as earned when collected.

REINSURANCE

The portion of risks exceeding the Company's retention limit is reinsured with other insurers. Premiums, benefits and expenses, and insurance reserves and liabilities are reported in the accompanying financial statements net of reinsurance ceded to other insurers. Reinsurance is accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

PARTICIPATING BUSINESS

The Company has issued participating ordinary life policies which comprise approximately 4.4% and 3.5% of the total amount of insurance in force for such business at December 31, 1997 and 1996, respectively. The amount of dividends to be paid is determined annually by the Board of Directors. A provision has been established for the amount of dividends estimated to be paid in the following year.

The insurance laws of certain states limit the amount of profits on participating policies in those states that may accumulate to the benefit of the stockholder to 10% of such profits.

                   Bankers Life Insurance Company of New York

1. ORGANIZATION, BASIS OF PRESENTATION AND ACCOUNTING POLICIES (CONTINUED)

SURPLUS

The Company cannot declare or distribute any dividends to the stockholder unless a notice of its intention to declare such dividend and the amount thereof shall have been filed with the Department Superintendent not less than 30 days in advance of such proposed declaration. The Superintendent may disapprove of such distribution by giving written notice to the Company within 30 days after such filing that the financial condition of the Company does not warrant such distribution. As required by the Department, a portion of surplus is segregated for group life contingency reserves. The Company paid a $2,500,000 dividend to its parent in 1997.

As of December 31, 1997, restricted surplus held for the benefit of participating policyowners is $17,265,442 with the remainder being held for the benefit of the stockholder.

FEDERAL INCOME TAXES

The Company files a consolidated federal income tax return with its parent company. In accordance with a tax allocation agreement, the Company's tax liability is based on separate return calculations. The Company collects from or remits to its parent the amount of benefits or taxes determined by the Company on a separate return basis.

GUARANTY-FUND ASSESSMENTS

Guaranty-fund assessments are accrued when the Company receives notice that an amount is payable to a guaranty-fund.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

                   Bankers Life Insurance Company of New York

2. GAAP-BASIS STOCKHOLDER'S EQUITY AND NET INCOME

A reconciliation of the Company's stockholder's equity and net income on a statutory-basis, as filed with the insurance regulatory authorities, to a basis consistent with GAAP follows:


                                                                    1997                                  1996
                                                   ------------------------------------  -----------------------------------
                                                     STOCKHOLDER'S             NET          STOCKHOLDER'S          NET
                                                        EQUITY                INCOME           EQUITY             INCOME
                                                   -------------------------------------------------------------------------
Statutory-basis                                      $ 24,531,217          $   683,770       $26,004,360        $   730,488

Deferred policy acquisition costs                      16,392,308            6,605,127         9,520,921          5,162,804
Present value of future profits                         9,195,058                    -        10,196,414                  -
Goodwill                                               11,146,511                    -        12,114,021                  -
Amortization of PVFP and goodwill                               -           (2,392,875)                -         (3,205,196)
Investments fair value adjustment                       8,642,575                    -         3,373,270                  -
Reserves for future benefits                          (10,930,759)          (3,354,352)       (7,128,247)        (2,927,153)
Deferred income taxes                                  (3,641,708)            (682,641)       (2,936,709)          (934,902)
Asset valuation reserve adjustment                      1,442,491                    -         1,499,055                  -
Investments (valuations, capital gains and
  IMR amortization)                                             -            2,398,433                 -          1,608,269
Nonadmitted assets and other                           (3,545,556)            (203,805)       (3,092,497)         1,546,411
                                                   -------------------------------------------------------------------------

GAAP-basis                                            $53,232,137          $ 3,053,657       $49,550,588        $ 1,980,721
                                                   =========================================================================

The differences between statutory-basis and GAAP-basis stockholder's equity and net income were not quantified for 1995.

3. PERMITTED STATUTORY ACCOUNTING PRACTICES

The Company's statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the State of New York Insurance Department. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the NAIC. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. In March 1998, the NAIC approved codified statutory accounting practices ("Codified SAP"), the result of which is expected to constitute the only source of prescribed statutory accounting practices. Codified SAP, however, still needs to be adopted by

                   Bankers Life Insurance Company of New York

3. PERMITTED STATUTORY ACCOUNTING PRACTICES (CONTINUED)

the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codified SAP becomes effective for the Company, New York State must adopt Codified SAP as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. At this time, it is unclear whether New York State will adopt Codified SAP. However, based on current guidance, management believes that the impact of codification will not be material to the Company's statutory-basis financial statements.

4. INVESTMENTS

The amortized cost and the fair value of investments in bonds are summarized as follows:

                                                               GROSS               GROSS
                                          AMORTIZED         UNREALIZED          UNREALIZED               FAIR
                                            COST               GAINS              LOSSES                 VALUE
                                      -----------------------------------------------------------------------------
DECEMBER 31, 1997
United States government               $  2,603,797         $    4,248        $      (305)            $  2,607,740
Special revenue                           2,101,284            246,924                  -                2,348,208
Public utilities                         17,463,857            602,612               (173)              18,066,296
Industrial and miscellaneous             99,580,775          5,560,073            (21,596)             105,119,252
Mortgage-backed securities              120,093,221          2,578,402           (323,553)             122,348,070
                                      -----------------------------------------------------------------------------
Total bonds                            $241,842,934         $8,992,259        $  (345,627)            $250,489,566
                                      =============================================================================

DECEMBER 31, 1996
United States government               $  2,110,588         $   15,586        $    (3,559)            $  2,122,615
Special revenue                           2,102,453            140,357                  -                2,242,810
Public utilities                         18,031,077            205,897           (159,080)              18,077,894
Industrial and miscellaneous             79,773,734          2,760,622           (212,724)              82,321,632
Mortgage-backed securities              120,008,563          1,728,288         (1,099,766)             120,637,085
                                      -----------------------------------------------------------------------------
Total bonds                            $222,026,415         $4,850,750        $(1,475,129)            $225,402,036
                                      =============================================================================

                   Bankers Life Insurance Company of New York

4. INVESTMENTS (CONTINUED)

Bonds by date of scheduled maturity consist of the following at December 31, 1997. Actual maturities may differ from scheduled maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                              AMORTIZED             FAIR
                                                                                COST               VALUE
                                                                         ---------------------------------
                     Due in one year or less                              $  2,008,839       $  2,011,725
                     Due after one year through five years                  32,470,893         33,593,183
                     Due after five years through ten years                 38,832,430         40,197,349
                     Due after ten years                                    48,437,551         52,339,239
                     Mortgage-backed securities                            120,093,221        122,348,070
                                                                         ---------------------------------
                                                                          $241,842,934       $250,489,566
                                                                         =================================

Fair values of bonds are based on quoted market prices where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services, or in case of private placements, are estimated by discounting expected future cash flow using a current market rate applicable to the yield, credit quality and maturity of the investments.

At December 31, 1997, bonds with an admitted asset value of $2,093,770 were on deposit with the state insurance departments to satisfy regulatory requirements.

Proceeds from the sale of bonds during 1997, 1996 and 1995 were $14,611,954, $30,543,791 and $15,783,791, respectively. Gross gains of $385,906, $106,198 and $325,990, and gross losses of $31,061, $6,627,409 and $241,666 were realized during 1997, 1996 and 1995, respectively, on those sales.

                   Bankers Life Insurance Company of New York

4. INVESTMENTS (CONTINUED)

Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to the IMR are as follows:

                                                            1997              1996               1995
                                                       --------------------------------------------------
   Realized capital gains (losses)                       $ 354,845        $(6,521,211)        $  84,323
   Less amounts transferred to IMR                        (230,650)        (4,346,886)          118,318
                                                       --------------------------------------------------
                                                           124,195         (2,174,325)          (33,995)
   Less federal income tax (expense) benefit
     on realized capital gains (losses) before
     effect of transfer to IMR                            (124,195)         1,996,902           (80,056)
                                                       --------------------------------------------------
   Net realized capital losses                           $       -        $  (177,423)        $(114,051)
                                                       ==================================================

In the second quarter of 1996, the Company sold three mortgaged-backed securities back to Southwestern Life, its former parent. In connection with this sale, the Company realized a capital loss of $6,181,267 with an estimated tax benefit of $1,677,740. The net realized capital loss of $4,503,527 was transferred to the IMR in the second quarter of 1996. Negative IMR, including the result of this transaction, is nonadmitted. Indianapolis Life contributed capital of $4,503,527 in 1996 so that the Company's capital and surplus would not be negatively impacted by this transaction.

5. POLICY RESERVES

The Company's annuities reserves and deposit liabilities that are subject to discretionary withdrawal and not subject to discretionary provisions are summarized as follows:

                                                                         1997               1996
                                                                    ----------------------------------
    Subject to discretionary withdrawal:
      At book value less surrender charge of 5% or more              $78,913,095         $59,205,206
      At book value without adjustment                                16,363,253          10,665,322
    Not subject to discretionary withdrawal                              763,550             706,117
                                                                    ----------------------------------
                                                                      96,039,898          70,576,645

    Supplementary contracts                                             (596,764)           (530,882)
    Dividends left on deposit                                         (2,750,554)         (2,797,671)
                                                                    ----------------------------------
    Total net annuities reserves and deposit fund liabilities        $92,692,580         $67,248,092
                                                                    ==================================

                   Bankers Life Insurance Company of New York

5. POLICY RESERVES (CONTINUED)

Included in annuity reserves are reserves for deferred annuities of $92,524,150 and $66,929,412 for 1997 and 1996, respectively. The cash surrender value of these annuities is $91,922,875 and $66,517,395 for 1997 and 1996, respectively, which is believed to approximate fair market value. The Company believes that recorded values for other policies and contract liabilities approximate fair market values.

6. REINSURANCE

The Company has entered into reinsurance cession agreements with other insurance companies to limit the net loss arising from large risks and maintain its exposure to loss within its capital resources. The Company remains liable for ceded risks in the event that reinsurers do not meet their obligations. Management believes its reinsurers, which are all "A" rated, will meet their obligations.

In the fourth quarter of 1997, the Company purchased the life and health inforce blocks of business from First SunAmerica ("FSA"), formerly known as John Alden Life Insurance Company of New York. The acquired policies consisted of traditional life, universal life, disability, long term care and limited medical expense with reserves of $41,348,718. The Company is ceding 90% of this business to Reassurance Company of Hannover. The transaction is being accounted for as assumption reinsurance until the policies are novated. This assumed reinsurance is included as life and annuity premiums and deposits, net of reinsurance. Gross premiums assumed in 1997 were $41,687,825.

At December 31, 1997, approximately $40 million of investments were held in trust in the names of the Company and FSA. Investments will be released from the trust as policyholders novate their policies to the Company.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

                                                       1997              1996              1995
                                                 ---------------------------------------------------
    Premiums                                       $48,630,184        $8,722,104        $7,721,963
    Commissions and expense allowances               5,068,159         2,847,363         2,149,558
    Claims expense                                   5,007,298         1,161,175         1,073,815
    Policy reserves and claim liabilities           57,926,917         2,277,779         2,458,676

                   Bankers Life Insurance Company of New York

7. FEDERAL INCOME TAXES

A reconciliation between federal income taxes and the amount computed at the statutory rate is as follows:

                                            1997                     1996                   1995
                                  -------------------------------------------------------------------
                                      AMOUNT      %           AMOUNT      %           AMOUNT     %
                                  -------------------------------------------------------------------
   Amount at statutory rate         $  707,520    35        $  737,119    35%       $ 410,464    35%
   Deferred policy acquisition
     costs                             328,222    16           296,347    14          296,436    25
   Amortization of IMR                 241,006    12           207,733    10          172,157    15
   Depreciation                        (32,093)   (2)          (19,545)   (1)        (118,066)  (10)
   Other, net                           93,061     5           (23,510)   (1)         (33,527)   (3)
                                  -------------------------------------------------------------------
                                    $1,337,716    66        $1,198,144    57%       $ 727,464    62%
                                  ===================================================================


8. BENEFIT PLANS

The Company sponsors a salary reduction/savings plan for employees as defined by Section 401(k) of the Internal Revenue Code and a deferred compensation and incentive plan for its agents. The Company also sponsors a deferred compensation plan for all employees and a 401(k) shadow plan for the officers. The related expense for 1997, 1996 and 1995 was $71,283, $51,930 and $79,163,
respectively.

The Company, through its parent's postretirement benefit plan, provides comprehensive major medical benefits to eligible retired employees and their dependents. Postretirement benefits expense in 1997, 1996 and 1995 was $17,459, $13,520 and $77,000, respectively. The Company funds these benefits on a pay-as-you-go basis and the transition obligation ($171,000 at December 31, 1997) is being amortized over 20 years.

9. RELATED PARTY TRANSACTION

Pursuant to administrative and service agreements with affiliates (the Company's parent and the parent's other subsidiaries), the Company incurred fees of $1,195,741, $991,178 and $416,083 for 1997, 1996 and 1995,
respectively, for investment advisory and administrative services. The Company earned fees from an affiliate of $1,561,444, $905,925 and $796,850 during 1997, 1996 and 1995, respectively, principally for insurance policy administration.

                   Bankers Life Insurance Company of New York

9. RELATED PARTY TRANSACTION (CONTINUED)

The December 31, 1997 other liabilities includes a $165,338 payable to affiliates. The December 31, 1996 receivable and other asset balance includes a $774,992 receivable from affiliates.

At December 31, 1996, the Company's receivable and other assets and federal income tax recoverable include approximately $910,000 and $490,000, respectively, representing reimbursement due from Indianapolis Life for an assessment imposed by the New York State Department of Taxation and Finance, in connection with an audit of the Company during the period the Company was consolidated with its former parent, Southwestern Life.

10. COMMITMENTS

Pursuant to an office lease agreement which expires on June 30, 2003, the Company incurred rental expense of $364,257, $322,404 and $280,995 in 1997, 1996 and 1995, respectively. At December 31, 1997, the future minimum rental obligation, including a lease amendment for additional office space entered into subsequent to December 31, 1997, is as follows:

                     1998                           $  485,085
                     1999                              575,924
                     2000                              587,108
                     2001                              592,699
                     2002                              592,699
                     2003                              296,350
                                                  --------------
                                                    $3,129,865
                                                  ==============


11. RISK-BASED CAPITAL

Life/health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 1997, the Company meets the RBC requirements.

                   Bankers Life Insurance Company of New York

12. YEAR 2000 (UNAUDITED)

The Company, along with Indianapolis Life, has developed a plan (the "Plan") to modify its information technology to be ready for the year 2000. The year 2000 problem affects virtually every computer operation in some way but the rollover of the two digit year value to 00. The Plan addresses all hardware, software, and critical facility functions that may be effected by the year 2000 problem.

The Company's main operating system is CAPSIL, a fully integrated, on-line administration system, which is inherently year 2000 complaint. The Company, along with Indianapolis Life, is in the process of converting other critical data processing systems. The Plan also includes the replacement of any hardware that is currently not year 2000 compliant.

The Company has begun formal communications with all of its services providers and significant suppliers to see that they are developing plans to address their own year 2000 issues as they relate to the Company's interface systems.

                         Unaudited Financial Statements
                                 Statutory-Basis

                   Bankers Life Insurance Company of New York

                      Nine Months ended September 30, 1998

                   Bankers Life Insurance Company of New York

                         Unaudited Financial Statements
                                 Statutory-Basis


                      Nine Months ended September 30, 1998




                                    CONTENTS


Financial Statements

Balance Sheets--Statutory-Basis......................................................................    1
Statements of Income and Changes in Capital and Surplus--Statutory-Basis.............................    2
Statements of Cash Flows--Statutory-Basis............................................................    3

                   Bankers Life Insurance Company of New York

                    Unaudited Balance Sheet--Statutory-Basis


                                                                                          SEPTEMBER 30,
                                                                                              1998
                                                                                     ----------------------
ASSETS
Investments
   Bonds                                                                                 $   264,199,318
   Policy loans                                                                               17,053,742
   Cash and short-term investments                                                            20,929,988
   Mortgage loans                                                                                 39,653
   Other invested assets                                                                         124,963
                                                                                     ----------------------
Total investments                                                                            302,347,664

Premiums due and deferred                                                                       (401,224)
Accrued investment income                                                                      3,164,532
Electronic data processing equipment,
   net of accumulated depreciation                                                               657,599
Receivables and other assets                                                                   2,680,516
Federal income tax recoverable                                                                   627,888
                                                                                     ----------------------
Total assets                                                                             $   309,076,975
                                                                                     ======================

LIABILITIES AND CAPITAL AND SURPLUS
Policy reserves for future benefits and
   deposit funds                                                                         $   275,399,781
Policy dividends payable and on deposit                                                        3,757,017
Asset valuation reserve                                                                        1,540,585
Other liabilities                                                                              3,571,075
                                                                                     ----------------------
Total liabilities                                                                            284,268,458

Capital and surplus
   Common stock; $435 par value, 4,603 shares authorized, issued and
      outstanding                                                                              2,002,306
   Additional paid-in surplus                                                                 13,774,663
   Unassigned surplus                                                                          9,000,112
   Other surplus funds                                                                            31,436
                                                                                     ----------------------
Total capital and surplus                                                                     24,808,517
                                                                                     ----------------------
Total liabilities and capital and surplus                                                $   309,076,975
                                                                                     ======================



See accompanying notes.

                   Bankers Life Insurance Company of New York

            Unaudited Statement of Income and Changes in Capital and
                            Surplus--Statutory-Basis


                                                                                          SEPTEMBER 30,
                                                                                              1998
                                                                                       -------------------
Premium and other considerations
   Life and annuity premiums and deposits                                                 $  36,484,461
   Supplementary contracts, dividends accumulations,
     accident and health and other                                                            3,939,731
   Investment income, net of expenses of $546,990                                            14,358,460
                                                                                       -------------------
                                                                                             54,782,652
Benefits and expenses
   Surrenders                                                                                13,518,588
   Life, annuities and matured endowments                                                     6,611,484
   Supplementary contracts, dividend accumulations,
     accident and health and other benefits                                                     587,455
   Increase in reserves                                                                      21,321,574
   Commissions                                                                                4,470,917
   General expenses                                                                           5,836,561
   Taxes, licenses and fees                                                                     829,066
                                                                                       -------------------
                                                                                             53,175,645
                                                                                       -------------------
Net gain from operations before dividends to policyowners
   and federal income taxes                                                                   1,607,007

Dividends to policyowners                                                                       750,848
Federal income taxes                                                                            502,663
                                                                                       -------------------
Net gain from operations                                                                        353,496

Realized gains on investments                                                                   104,872
                                                                                       -------------------
Net income                                                                                $     458,368
                                                                                       ===================

Capital and surplus at beginning of year                                                  $  24,531,218

Add (deduct)
   Net income                                                                                   458,368
   Change in asset valuation reserve                                                            (98,094)
   Change in nonadmitted assets and other items                                                 (82,977)
                                                                                       -------------------
                                                                                                277,297
                                                                                       -------------------
Capital and surplus at end of year                                                        $  24,808,515
                                                                                       ===================

See accompanying notes.

                   Bankers Life Insurance Company of New York

               Unaudited Statement of Cash Flows--Statutory-Basis

                                                                                          SEPTEMBER 30,
                                                                                               1998
                                                                                       -------------------
OPERATING ACTIVITIES
Premiums and other considerations, net of
   reinsurance ceded                                                                     $    37,384,217
Net investment income                                                                         14,780,949
Commissions and expense allowances on
   reinsurance ceded and other                                                                 3,625,642
                                                                                       -------------------
                                                                                              55,790,808
Policy benefits                                                                              (21,476,542)
Commissions and other expenses                                                               (11,025,795)
Dividends to policyowners                                                                       (625,160)
Federal income taxes                                                                          (1,010,099)
                                                                                       -------------------
Net cash from operations                                                                      21,653,212

INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid:
   Bonds                                                                                      41,789,490
   Other investments                                                                              12,903
                                                                                       -------------------
Total investment proceeds                                                                     41,802,393
Tax expense on capital gains                                                                    (164,901)
Net increase in policy loans                                                                     418,992
Costs of investments acquired:
   Purchase of bonds                                                                         (63,686,106)
   Other investments                                                                             (39,506)
                                                                                       -------------------
Total investments acquired                                                                   (63,725,612)
                                                                                       -------------------
Net cash used for investments                                                                (21,669,128)

FINANCING ACTIVITIES AND MISCELLANEOUS
Other cash provided                                                                            2,201,522
Other cash applied                                                                              (639,313)
                                                                                       -------------------
Total net other cash provided                                                                  1,562,209
                                                                                       -------------------

Increase in cash and short-term investments                                                    1,546,293
Cash and short-term investments at beginning of year                                          19,383,695
                                                                                       -------------------
Cash and short-term investments at end of year                                           $    20,929,988
                                                                                       ===================

NOTES TO FINANCIAL STATEMENTS

The accompanying unaudited financial statements have been prepared in accordance with accounting practices prescribed or permitted by the State of New York Insurance Department but do not include all of the information and footnotes required for complete financial statements. In the opinion of management, all adjustments (consisting of normal accruals) considered necessary for fair presentation have been included. Operating results for the interim periods are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. Interim financial statements should be read in conjunction with the Company's annual audited financial statements.

                                     PART C

Item 24.    Financial Statements and Exhibits

(a)    Financial Statements

       All required financial statements are included in Part B of this Registration Statement.

(b)    Exhibits

       (1) Certified resolution of the Board of Directors of Bankers Life Insurance Company of New York (the "Company") authorizing establishment of Bankers Life Insurance Company of New York Separate Account I (the "Separate Account").(1)
       (2)      Not applicable.

       (3)      (a)     Form of Distribution Agreement among the
                        Company, the Separate Account and IL
                        Securities, Inc.  ("IL Securities").(3)


                (b) Form of Sales Agreement among the Company, IL Securities, Inc. and a broker-dealer.(3)


        (4)     (a)     Form of Flexible Premium Deferred Variable
                        Annuity Contract.(3)

                (b)     Form of Qualified Plan Endorsement, IRA
                        Endorsement, Endorsement for Qualified 403(b) Annuity, Unisex Rider.(1)

                (c)     Form of Roth IRA Endorsement.(3)


        (5)     Form of Application for Flexible Premium Variable
                Annuity.(1)

        (6)     (a)     Charter of Bankers Life Insurance Company of
                        New York.(1)
                (b)     By-Laws of Bankers Life Insurance Company of
                        New York.(1)
        (7)     Not Applicable.

        (8)     (a)     Form of Participation Agreement among
                        Fidelity Variable Insurance Products Fund,
                        Fidelity Distributors Corporation, and
                        Bankers Life Insurance Company of New
                        York.(3)


                (b) Form of Participation Agreement among Fidelity Variable Insurance Products Fund II, Fidelity Distributors Corporation, and Bankers Life Insurance Company of New York.(3)


                (c) Form of Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Associates Corporation, and IL Annuity and Insurance
                        Company.(2)


                (d) Amendment to Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Associates Corporation, and IL Annuity and Insurance Company.(3)


                (e) Form of Participation Agreement among T. Rowe Price International Series, Inc., T. Rowe
                        Price Investment Services, Inc. and IL
                        Annuity Insurance Company.(2)


                (f) Amendment to Participation Agreement among T. Rowe Price International Series, Inc., T.
                        Rowe Price Investment Services, Inc. and IL
                        Annuity and Insurance Company.(3)

                (g) Form of Participation Agreement among T. Rowe Price Fixed Income Series, Inc., T. Rowe
                        Price Investment Services, Inc. and IL
                        Annuity Insurance Company.(2)


                (h) Amendment to Participation Agreement among T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc. and IL
                        Annuity and Insurance Company.(3)


                (i)     Form of Participation Agreement among OCC
                        Accumulation Trust, OCC Distributors and
                        Bankers Life Insurance Company of New
                        York.(3)


                (j)     Form of Participation Agreement among The
                        Alger American Fund, Fred Alger & Company,
                        Incorporated and Bankers Life Insurance
                        Company of New York.(3)


                (k) Form of Participation Agreement among Royce Capital Fund, Royce & Associates, Inc., and IL Annuity Insurance Company.(2)


                (l) Amendment to Participation Agreement among Royce Capital Fund, Royce & Associates, Inc., and IL Annuity and Insurance Company.(3)


                (m) Form of Participation Agreement among SAFECO Resource Series Trust, SAFECO Asset
                        Management Company, and Bankers Life
                        Insurance Company of New York.(3)


                (n) Form of Participation Agreement among SoGen Variable Funds, Inc., Societe Generale
                        Securities Corporation, and Bankers Life
                        Insurance Company of New York.(3)


                (o)     Form of Services Agreement between USA
                        Administration Services, Inc. and Bankers
                        Life Insurance Company of New York.(3)


        (9)     Opinion and Consent of Janis B. Funk, Esquire.(3)


        (10)    (a)     Consent of Sutherland Asbill & Brennan LLP.(3)


                (b)     Consent of Ernst & Young LLP.(3)

        (11)    No financial statements will be omitted from Item 23.
        (12)    Not applicable.

        (13)    Schedule of Performance Computations.(3)

        (14)    Not applicable.

        (15)    Powers of Attorney.(3)


-----------

(1) Incorporated herein by reference to Registrant's initial filing of this Form N-4 Registration Statement filed with the SEC via EDGARLINK on April 1, 1998 (File No. 333-49115).


(2) Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-4 for IL Annuity and Insurance Co. Separate Account 1 filed with the SEC via EDGARLINK on April 30, 1998 (File No. 33-89028).

(3)     Filed herewith.

ITEM 25.    DIRECTORS AND OFFICERS OF BANKERS LIFE INSURANCE COMPANY OF NEW YORK

NAME AND PRINCIPAL BUSINESS ADDRESS*               POSITION AND OFFICE WITH DEPOSITOR
------------------------------------               ----------------------------------
Larry R. Prible**                                  Chairman of the Board and Director
Stephen J. Shorrock                                President, Chief Executive Officer and
                                                   Director
Eugene M. Busche**                                 Director
Gregory J. Carney**                                Director
John J. Fahrenbach**                               Director
Andrew J. Paine, Jr.***                            Director
Garrett P. Ryan**                                  Director
Dr. Gene E. Sease****                              Director
Richard A. Steele**                                Director
George A. Thiel                                    Director
William A. Walsh                                   Director


Officers
--------

Lisa Paige Foxworthy-Parker                        Secretary
Kenneth A. Roman                                   Controller and Treasurer
James J. Kerwin                                    Vice President and Chief
                                                     Administrative Officer
Valerie L. Margolin                                Vice President, Actuarial
Paul K. Mariboe                                    Vice President, Information Systems
Maria Umbach                                       Vice President, Marketing
Albert J. Palatiello, Jr.                          Vice President, Sales
Elizabeth G. O'Hara                                Assistant Vice President and
                                                     Chief Underwriter
Jonathan A. Clark                                  Assistant Vice President, Actuarial
Maryann Ellis                                      Assistant Vice President, Special Markets
Rosemarie A. Malhado                               Assistant Vice President, Quality
                                                     Assurance
Robert P. Ryder                                    Assistant Vice President, Underwriting
Judy Montano                                       Assistant Vice President, Operations
Ann M. Wagner                                      Assistant Controller


-----------
* Unless otherwise indicated, the principal business address of the directors and officers is 65 Froehlich Farm Boulevard, Woodbury, New York 11797.
**       The principal business address of these directors and officers is 2960 North Meridian Street, Indianapolis, Indiana 46208.
***      The principal business address of Mr. Paine is Chairman, NBD Indiana,
Inc., 1 Indiana Square, Indianapolis, Indiana 46266.
****     The principal business address of Mr. Sease is Chairman, Sease, Gerig
& Associates, 101 West Ohio Street, Suite 1800, Indianapolis, Indiana 46204.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


                                                            Percent of Voting
Name                                       Jurisdiction     Securities Owned                  Principal Business
----                                       ------------     ------------------                ------------------
Indianapolis Life                          Indiana          Mutual Company                    Life & Health Insurance
  Insurance Company*
  ("Indianapolis Life")

American United Life                       Indiana          Mutual Company                    Life & Health Insurance
  Insurance Company*
  ("American United")

The Indianapolis Life Group                Indiana          Indianapolis Life (71.43%)        Holding Company
  of Companies, Inc.                                        American United (28.41%)
  ("The Indianapolis Group")

IL Annuity and Insurance                   Massachusetts    All voting securities             Annuities
  Company*                                                  owned by The
                                                            Indianapolis Group

IL Securities, Inc.*                       Indiana          All voting securities             Broker/Dealer
                                                            owned by The
                                                            Indianapolis Group

IL Term Insurance Company*                 Indiana          All voting securities             Life & Health Insurance
                                                            owned by The
                                                            Indianapolis Group

Western Security Life*                     Arizona          All voting securities             Life & Health Insurance
  Insurance Company                                         owned by Indianapolis
                                                            Life
------------


*  File Separate Financial Statements.

ITEM 27.     NUMBER OF CONTRACTOWNERS

       None.

ITEM 28.     INDEMNIFICATION

       The Charter of Bankers Life Insurance Company of New York provides, in
Article IX, as follows:

                                   ARTICLE IX
                                INDEMNIFICATION

9.01  (a)    To the extent not prohibited by applicable law, the Company shall indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer or employee of the Company, or who is or was serving at the request of the Company as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise or entity, from and against any and all liability and expenses (including attorney's fees), judgments, fines and amount paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

      (b) To the extent not prohibited by applicable law, the Company shall indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the company to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee of the Company, or who is or was serving at the request of the Company as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise or entity, from and against any expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company, unless, and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

      (c) To the extent that a director, officer or employee of the Company or any person who is or was serving at the request of the Company as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise or entity, has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in paragraphs (a) and
             (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

9.02 Determination of Right to Indemnification. Any indemnification under paragraphs (a) and (b) of Section 9.01 (unless ordered by a court) shall be made by the Company only as authorized in the specific case, upon a determination that indemnification of the director, officer or employee is proper in the circumstances because he has met the applicable standard of conduct set forth in such paragraphs (a) and (b). Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in written opinion, or (3) by the stockholders.

9.03 Advances. To the extent not prohibited by applicable law, expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding, as authorized by the Board of Directors in the specific case, upon receipt of an undertaking by or on behalf of the director, officer or employee who is or was serving at the request of the Company as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise or entity, to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorized in this Article of these Bylaws.

9.04 Exclusivity. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, resolution, vote of stockholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer or employee, or person who was serving at the request of the Company as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise or entity, and shall enure to the benefit of the heirs, executors and administrators of such a person.

9.05 Insurance. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of the Company, or who is or was serving at the request of the Company as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise or entity, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of this Article of these Bylaws or otherwise.

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.     PRINCIPAL UNDERWRITER

(a)   IL Securities, Inc. is the registrant's principal underwriter.

(b) Officers and Directors of IL Securities, Inc. and their addresses, are as follows:

 Name and Principal        Positions and Offices                                   Positions and Offices
 Business Address*         with the Underwriter                                    with Registrant
 ------------------        --------------------                                    ------------------------
 Larry R. Prible           Chairman of the Board                                   Chairman of the Board and Director

 Gregory J. Carney         President, Chief Executive Officer and Director         Director


 Lisa Foxworthy-Parker     Secretary and Director                                  Secretary

 William L. Boyd           Director                                                None

 John J. Fahrenbach        Director                                                Director

 Garrett P. Ryan           Director                                                Director

 Joe C. Lowe               Vice-President                                          None

 Gene E. Trueblood         Treasurer                                               None
--------------

*  All of the persons listed above have as their principal business address:
P.O. Box 1230, 2960 North Meridian Street, Indianapolis, Indiana 46208.

(c)

 (1)                   (2)                 (3)                  (4)                 (5)

 Name of               Net Underwriting
 Principal             Discounts and       Compensation         Brokerage
 Underwriter           Commissions         on Redemption        Commissions         Compensation
 -----------           -----------         -------------        -----------         ------------
Not applicable.


Commissions are paid by the Company directly to agents who are registered representatives of the principal underwriter, or to broker-dealers that have entered into a selling agreement with the principal underwriter, or broker dealers having selling agreements with such broker-dealers with respect to the sales of the Contracts.

ITEM 30.     LOCATION OF BOOKS AND RECORDS

      All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Bankers Life Insurance Company of New York at its home office and at the offices of USA Administration Services, Inc., P.O. Box 29105, Overland Park, KS 66201.

ITEM 31.     MANAGEMENT SERVICES

      All management contracts are discussed in Part A or Part B of this registration statement.

ITEM 32.     UNDERTAKINGS AND REPRESENTATIONS

      (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the contracts offered herein are being accepted.

      (b) The registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to Bankers Life Insurance Company of New York for a statement of additional information.

      (c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

      (d) The Company represents that in connection with its offering of the contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

      (e) The Company hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

      As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Bankers Life Insurance Company of New York Separate Account I, has caused this registration statement to be signed on its behalf, in the County of Nassau, and the State of New York, on this 17th day of December, 1998.


                                  BANKERS LIFE INSURANCE COMPANY OF NEW YORK
                                  SEPARATE ACCOUNT I (Registrant)



Attest: /s/Janis B. Funk                 By:   /s/ Stephen J. Shorrock
        ----------------

                                               Stephen J. Shorrock
                                               President

                                         By:   BANKERS LIFE INSURANCE COMPANY
                                               OF NEW YORK (Depositor)



Attest: /s/ Janis B. Funk                By:   /s/ Stephen J. Shorrock
        -----------------                      -----------------------

                                               Stephen J. Shorrock
                                               President


         As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the duties indicated.


         Signature                                         Title                     Date
         ---------                                         -----                     ----
/s/ Larry R. Prible             *                  Chairman of the Board             December 17, 1998
---------------------------------                  and Director
Larry R. Prible


/s/ Stephen J. Shorrock         *                  President, Chief Executive        December 17, 1998
---------------------------------                  Officer and Director
Stephen J. Shorrock


/s/ Kenneth A. Roman            *                  Controller and Treasurer          December 17, 1998
---------------------------------
Kenneth A. Roman


/s/ Eugene M. Busche            *                  Director                          December 17, 1998
---------------------------------
Eugene M. Busche

/s/ Gregory J. Carney           *                  Director                          December 17, 1998
---------------------------------
Gregory J. Carney


/s/ John J. Fahrenbach          *                  Director                          December 17, 1998
---------------------------------
John J. Fahrenbach


/s/ Andrew J. Paine, Jr.        *                  Director                          December 17, 1998
---------------------------------
Andrew J. Paine, Jr.


/s/ Garrett P. Ryan             *                  Director                          December 17, 1998
---------------------------------
Garrett P. Ryan


/s/ Dr. Gene E. Sease           *                  Director                          December 17,1998
---------------------------------
Dr. Gene E. Sease


/s/ Richard A. Steele           *                  Director                          December 17, 1998
---------------------------------
Richard A. Steele


/s/ George A. Thiel             *                  Director                          December 17, 1998
---------------------------------
George A. Thiel


/s/ William A. Walsh            *                  Director                          December 17, 1998
---------------------------------
William A. Walsh


/s/ Janis B. Funk                                  On December 17, 1998, as Attorney-in-Fact pursuant to
-------------------------------------              powers of attorney filed herewith.
* By Janis B. Funk

                                 EXHIBIT INDEX


         (3)   (a)    Form of Distribution Agreement among the Company, the
                      Separate Account and IL Securities, Inc.



               (b) Form of Sales Agreement among the Company, IL Securities, Inc. and a broker-dealer



         (4)   (a)    Form of Flexible Premium Deferred Variable Annuity
                      Contract

               (c)    Form of Roth IRA Endorsement



         (8)   (a)    Form of Participation Agreement among Fidelity Variable
                      Insurance Products Fund, Fidelity Distributors
                      Corporation, and the Company


               (b) Form of Participation Agreement among Fidelity Variable Insurance Products Fund II, Fidelity Distributors Corporation, and the Company


               (d) Amendment to Participation Agreement among Van Eck Investment Trust, Van Eck Associates Corporation, and the Company


               (f) Amendment to Participation Agreement among T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and the Company


               (h) Amendment to Participation Agreement among T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc., and the Company


               (i) Form of Participation Agreement among OCC Accumulation Trust, OCC Distributors, and the Company


               (j) Form of Participation Agreement among The Alger American Fund, Fred Alger & Company, Incorporated, and the Company


               (l) Amendment to Participation Agreement among Royce Capital Fund, Royce & Associates, Inc., and the Company


               (m) Form of Participation Agreement among SAFECO Resource Series Trust, SAFECO Asset Management Company, and the Company


               (n) Form of Participation Agreement among SoGen Variable Funds, Inc., Societe Generale Securities Corporation, and the Company


               (o) Form of Services Agreement between USA Administration Services, Inc. and Bankers Life Insurance Company of New York.




         (9)   Opinion and Consent of Janis B. Funk, Esq.



         (10)  (a)    Consent of Sutherland Asbill & Brennan LLP


               (b)    Consent of Ernst & Young LLP



         (13)  Schedule of Performance Computations


         (15)  Powers of Attorney